REUTERS GROUP PLC ANNUAL REPORT AND ACCOUNTS 1999

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REUTERS GROUP PLC ANNUAL REPORT AND ACCOUNTS 1999

Reuters in the internet age

At the dawn of a new millennium, Reuters embarks on a range of major initiatives to accelerate its use of web technologies, open new markets and migrate its core financial business to an internet-based model.

Reuters vision is to make financial markets really work on the Internet. The company plays an important role in the functioning of the world’s financial markets. The Internet is prompting dramatic shifts in the financial landscape, giving Reuters the opportunity to deliver products in a different way to many more people needing to manage their interests more dynamically.

In today’s world, Reuters is already present across all major parts of the electronic trading value chain inside its customers’ organisations. The process starts with tailored information in front of an individual trader in a dealing room and feeding seamlessly into spreadsheets to facilitate analysis. Analysis generates the knowledge for buying or selling successfully. Risk positions are adjusted and at the touch of a button the user can transact, settle and clear.

E-commerce is about making money by going from “knowing” to “doing” in minutes or seconds. Reuters, with its indivisible combination of content and technology, is well positioned to extend to each link of the information and technology value chain and to offer integrated solutions to a broader range of financial customers.

The Internet recognises no frontiers and enables Reuters to serve this new, wider audience of financial activists. The new internet age requires fast decisions, an appetite for risk, and an ability to adapt organisations quickly. The new structure Reuters adopted in 1999 moved the company from a country-based outlook to a business-line structure and continues to evolve. Further changes will make Reuters more customer-focused, more e-enabled, and lock into wider audiences to exploit the opportunities of the Internet.

The company is now focused on three business areas: Reuters Financial, which includes the Reuters Information and Reuters Trading Solutions divisions; Instinet, the electronic equities and fixed income brokerage; and Reuterspace, formerly named Reuters Ventures, the vehicle for developing new businesses outside the core financial markets. We believe all of these business areas are well positioned to exploit the opportunities of the Internet and e-commerce.

Front cover. Fireworks burst from the Eiffel Tower in Paris as part of global festivities to mark the new Millennium on 1 January 2000. Philippe Wojazer/Reuters

Lighting of the Eiffel Tower –Copyright SociétéNouvelle d’Exploitation de la Tour Eiffel. Firework display designed and staged by Yves Pépin and Christophe Berthonneau –Production ECA2/Group F.

The first dawn of the new Millennium is seen in Gisborne, New Zealand, at 5:46am on 1 January. Gisborne is the first city to see the light of each new day. Sue Ogrocki/Reuters

2	Financial highlights
3	Five year summary
4	From the Chairman
Sir Christopher Hogg discusses a time of change for Reuters
6	New strategy
How Reuters will drive the business forward in the internet age
8	An interview with the Chief Executive
Peter Job answers the key questions facing Reuters
10-15	Divisional reviews
Reuters Information
Reuters Trading Solutions
Branding
Instinet
Reuterspace
Reuters Greenhouse
16	Board of Directors
20	Directors’ report
22	Corporate governance
24	Report on remuneration and related matters
31	Statement of directors’ responsibilities
32	Auditors’ report to the members of Reuters Group PLC
33	Operating and financial review
44	Consolidated profit and loss account
44	Consolidated statement of total recognised gains and losses
51	Consolidated cash flow statement
56	Consolidated balance sheet
57	Reconciliation of movements in shareholders’ funds
71	Balance sheet of Reuters Group PLC
73	Accounting policies
75	Summary of differences between UK and US Generally Accepted Accounting Principles (GAAP)
78	Preserving Reuters independence
78	The Reuters Trust Principles
79	Other information for shareholders
81	Financial diary for 2000
82	Summary of 1998 and 1999 results
86	Eleven year consolidated financial summary
88	Glossary
89	Where to find us

Financial highlights

	1999 £m		1998 £m		% CHANGE

Revenue	3,125		3,032		3%
Earnings before interest, tax,
depreciation and amortisation (EBITDA)†	1,008		960		5%
Operating profit	549		550		–
Profit before tax	632		580		9%
Pre-tax profit margin	20.2%		19.1%
Taxation	207		196		5%
Profit after tax	425		384		11%
Post-tax profit margin	13.6%		12.7%
Return on tangible fixed assets	57.5%		48.2%
Return on equity	102.0%		78.5%
Free cash flow	402		490		(18%)
Net funds/(debt)	41		(3)		–

	1999		1998		% CHANGE

Basic earnings per ordinary share	30.2	p	26.7	p	13%
Earnings per ADS*‡	$2.91		$2.58		13%
Dividends per ordinary share	14.65p		14.40p		2%
Dividends per ADS* (see page 80)	87.90p		87.70p		–

+	EBITDA has been restated to include profits and losses derived from the disposal of subsidiary undertakings and fixed asset investments.

*	Each ADS represents six ordinary shares.

‡	A nominal exchange rate of US$1.61=£1 has been used for convenience.

The following supplementary information is provided for those who track Reuters performance on a pre-goodwill basis:

	1999	1998	% CHANGE

Pre-tax profit excluding goodwill	£693m	£631m	10%
Adjusted earnings per ordinary share excluding goodwill	34.5p	30.3p	14%

This annual report and accounts includes forward-looking statements within the meaning of the US securities laws. For a discussion of factors which could affect future results, reference should be made to the ‘Cautionary Statements’ on pages 41 – 43.

2      Reuters Group PLC Annual Report 1999

FOR A MORE DETAILED BREAKDOWN TURN TO P86 Five year summary [THE FOLLOWING TABLES WERE REPRESENTED BY BAR CHARTS IN THE PRINTED MATERIAL]

95	96	97	98	99
2,703	2,914	2,882	3,032	3,125

Revenue £million Grew 3% at actual exchange rates and 1% at comparable exchange rates

95	96	97	98	99
558	652	626	580	632

Profit before taxation £million Up 9% at actual exchange rates

95	96	97	98	99
801	923	909	960	1,008

Earnings before interest, tax, depreciation and amortisation (EBITDA) £million Grew 5% at actual exchange rates and 6% at comparable rates

95	96	97	98	99
23.2	27.3	24.0	26.7	30.2

Basic earnings per ordinary share pence Increased 13% in 1999

95	96	97	98	99
9.80	11.75	13.00	14.40	14.65

Dividends per ordinary share pence Increased by 2% in 1999. Dividend cover increased to 2.1 in 1999 from 1.9 in 1998

95	96	97	98	99
52.7	60.7	61.0	68.3	71.6

Cash flow per ordinary share pence Increased by 4% in 1999. The ratio is defined on page 87

Three year divisional revenue summary

97	98	99
1,477	1,531	1,619

Reuters Information £million Revenue grew 6% at actual rates and 4% at comparable rates

97	98	99
800	827	780

Reuters Trading Systems £million Revenue declined 4% at actual rates and 5% at comparable rates in 1999

97	98	99
383	446	525

Instinet £million Revenue grew 18% at actual rates in 1999 and 15% at comparable rates

97	98	99
167	154	157

Reuters Ventures £million Revenue grew 2% at actual rates and remained constant at comparable rates

[PICTURE OF SIR CHRISTOPHER HOGG, CHAIRMAN]

From the Chairman. The view opening in front of us now is Internet-dominated and it is good to be able to get to grips with it as a total priority, having plotted our course towards it for many years.

Management’s primary responsibility is for a company’s results; only indirectly can it be held responsible for the share price. Share prices, however, are a vital signal from markets to managements with regard to value; which is why we were pioneers in 1993 in using the share price as the basis for our long-term incentive remuneration. It is incumbent on managements to read these market signals and to ensure that shareholders are given as clear a picture as possible, not just of results for past periods but also of future potential to which value may be ascribed. This is especially the case with Reuters now, given the company’s deep and long-standing immersion in the business of electronic communication and its links with the Internet. So this particular Annual Report focuses more than usual on our course as we see it looking forward, as well as looking back to the financial outcomes for 1999.

The world has now crossed the watershed between the two centuries, so far without great computer mishap. To a profoundly computer-based business like Reuters, this is even more of a milestone than the smoothness of the transition to European Monetary Union on 1 January 1999. The view opening in front of us now is Internet-dominated and it is good to be able to get to grips with it as a total priority, having plotted our course towards it for many years. For we see the Internet as a great and enabling opportunity to capitalise on our strengths. Since the Reuters Monitor Dealing Service was introduced in 1981, we have been using electronics and telecommunications to promote business-to-business e-commerce and to build communities. ‘Embracing the Net’, was the slogan on the cover of our 1996 Annual Report. As the available technology has evolved, we have monitored its leading edge and gauged our strategy accordingly, always with an eye to helping professionals and markets work better. We can now really begin to see how big a difference our embrace of the Internet and its technology will make when backed by the Reuters brand and by the company’s skills, experience, market positions and global reach.

Of course this means profound changes of a kind which shake all companies when they have to maintain competitive edge in a fast-changing environment. The hiving off of our network is one such

4      Reuters Group PLC Annual Report 1999

change; the release of assets and people via public offerings into the greater freedom but greater challenge of independent public quotation is another; the ‘creative destruction’of long-standing parts of the business in pursuit of competitive costs is a third; and changing the skills balance in order to learn and ride with what markets need is a fourth. What will not change, as the pervasive glue of the Reuters group, will be the values which have served us so well for so long: speed, accuracy, security, independence and freedom from bias in our handling of information; neutrality, integrity and commitment in our promotion of e-commerce and nurturing of commercial communities.

These values are embodied in the Reuters Trust Principles, to which the Directors are bound under the Articles of Association and which the Founders Share Company is pledged to defend with equity carrying commanding voting rights under certain circumstances. The chairmanship of the Founders Share Company has now passed to Pehr Gyllenhammar who, as a director of Reuters from 1984 to 1997, had long experience of watching the Reuters Trust Principles at work in the business. We wish him well and will give him every co-operation; and we warmly thank his predecessor, Sir Frank Rogers, for his work as a Trustee and as Chairman of the Trustees.

The Reuters Board is also changing. Two executive directors, André Villeneuve and John Parcell, have now left the Board. Each served Reuters for more than 30 years and made a major contribution to the tremendous development of the company over that period. Of the non-executive directors, Bob Bauman and David Walker have completed six-year terms and are retiring. Their experience and ability, allied to unfailing interest and commitment, have benefited Reuters greatly. To all four I offer my warmest thanks on Reuters behalf; and I welcome to the Board Philip Green as a new executive director and Dennis Malamatinas as a further non-executive director.

In my statement in the 1993 Annual Report, I commented that the Founders Share Company’s power to confer immunity from takeover “places a particular responsibility on the Board of Reuters to govern the company in a way which does not call that immunity into question”. It is a point which the Board has continually in mind and particularly in these times when it is so challenging to judge enduring value.

Sir Christopher Hogg Chairman

Reuters Group PLC Annual Report 1999      5

Reuters, where the action is. Chief Executive Peter Job sets out how our new strategy will drive the business forward in the internet age and deliver to our increasing customer base.

•	The vision – to make financial markets really work on the Internet.

•	The strategy – Reuters Financial. Linking Reuters Information and Reuters Trading Solutions to anticipate and meet the e-commerce needs of the financial markets.

•	Reuters Information – making the significant investment to migrate the business to the Internet over four years.

•	Reuters Trading Solutions – providing integrated trading and technology answers for major customers globally.

•	Joint ventures to attack new markets – linking with Equant to establish a new secure financial extranet.

•	Reuterspace – created for rapid penetration of wider markets in business-to-business, consumer finance, and media.

•	Instinet – poised for global expansion, broadening into retail and fixed income.

6 Reuters Group PLC Annual Report 1999

Reuters Group PLC Annual Report 1999 7

[PICTURE OF PETER JOB, CHIEF EXECUTIVE]

Peter Job talks about the new Reuters and his projections for future growth.

The internet/mobile age will have a major impact on the lives of everyone. What opportunities does this present for Reuters?

We see the Internet as a fast and deep current running through all our activities. This current will gain strength from the development of mobile and broad band digital technologies. If you harness it, you can reap potentially large benefits.

Our first priority at Reuters is to achieve this in the financial markets. We believe our central position in these markets makes our vision very real. And beyond our financial markets other markets beckon.

Reuters purpose is to help organisations and individuals work more effectively through access to information and software which enables e-commerce to be conducted.

Whereas we have historically dealt with customers in the hundreds of thousands, we will now be able to serve tens or even hundreds of millions of people – both those employed within financial institutions and corporations in their own business activities or managing their own wealth. This is a breakthrough for Reuters.

So what will be the effect on your business?

The first effect is to enlarge greatly the lower tier of the market – the Internet will help us find new customers who would not have been profitable to us before. We are developing a new business model which will accelerate the process of porting our core business over to internet technology. This will involve changes to the Reuters product range with new price points and new offerings.

The new business model will help clients cut their costs and also reduce our own costs of administration and support. The key to us will be to develop the ‘thin client model’ allowing data to be downloaded from a remote server together with the software needed to display it.

How are you reorganising the group to capitalise on the Internet?

Firstly, it is important to recognise that Reuters has been embracing internet technology for several years –so, this reorganisation is a natural evolution of this process.

The company is now focused on three business areas: Reuters Financial, the core business, is grouped around the financial markets business area. It encompasses Reuters Information and Reuters Trading Solutions, previously known as Reuters Trading Systems. The second is Instinet, our electronic brokerage subsidiary. The third is Reuterspace whose origins lie in Reuters Ventures, a division that was set up last July to cover our new internet activities.

As part of these three clear business areas, we also intend to develop new joint ventures with partners to increase our exposure to the Internet and its associated technology.

So how will profits be made from the Internet?

This is a longer-term question since very few people currently make profits from the Internet. However, the potential for revenue enhancement is significant and, unlike many dot.com start-ups, we already derive a worthwhile internet sales stream.

It will be essential in an internet world to have multiple assets. In the financial market that means text and video news, figures, performance measurements, analysis, research, historical database access, transaction applications, software and credit information. We already have all this and much more. We are taking many of these assets on to the Internet now with the establishment of our own financial portal.

Top line growth in your core businesses has slowed down over the last couple of years. What levels of growth do you see in the market for the core businesses?

The middle and upper levels of the information market have the potential to grow at a mean of about 5-10% in market terms per annum. Within these categories there are variations by sector. For example, asset management still looks set for faster growth whereas foreign exchange is probably declining marginally. This will make it something of a challenge for us to outperform the mean in the immediate future. At the lower end, we see our customers more

8      Reuters Group PLC Annual Report 1999

and more anxious to reinforce their retail franchise by electronic means, including the delivery to their clients of information and transactions software bought in from vendors. This market is growing at about 30% per annum from a small base. We are well placed to compete for this business and it should help to boost our revenue line in future years.

What does this all mean for Reuters group profits overall?

In Reuters Financial we are examining how profits can grow at a faster rate than revenue. We should receive a powerful nudge in this direction from the growing e-commerce trend. There are excellent opportunities to reduce our infrastructure costs in an internet world. In this area of our business sustainable earnings growth is a priority. While Reuters Financial will continue to make progress at constant exchange rates over the next two years, given the restructuring costs, its profits are bound to be significantly lower in 2000. Group profits overall will reflect this as well as the impact of accelerated group-wide investment programmes.

There are good growth opportunities for Instinet but the development of a retail internet product will require further investment.

Reuterspace aimed at a new market on the Internet is a different case. We believe our shareholders want this division to invest strongly for the future and will understand if there is a drag on profits from these investments, always provided that they see us continuing to do good things. Initial earnings growth is less important here than grabbing the right piece of internet space and developing it vigorously. As the record of our Greenhouse Fund shows, there are currently rich rewards for those who make the right assessments.

How are you going to improve returns to shareholders from the new Reuters?

We believe that in the future Reuters returns to shareholders cannot be judged on the historical model of earnings alone. In the future, Reuters will be judged in terms of developing the value of its assets, particularly in Instinet and Reuterspace. We will also be judged on the creation and success of joint ventures with new partners.

What does that imply for your dividend policy?

We are going to put in place a dividend policy that we believe will stand the test of time in a rapidly changing internet world. In this world we believe it is not appropriate for us to carry on with a dividend policy simply based on earnings growth – you cannot consolidate the results of new activities and expect them to form the basis of a dividend policy. So, a sensible way for us to support our dividend policy is to do so from the core business, which is strongly cash generative and will support future dividends. Our dividend policy will therefore be based on Reuters Financial and we have set a minimum dividend cover of 1.7 times earnings before goodwill, which we will seek to improve to 2 times. We go forward into an exciting new future with returns to shareholders based on a combination of asset value creation and a dividend stream based on earnings growth and strong cash flow.

You floated TIBCO Software very successfully last year. Will you be floating other parts of Reuters?

We do not feel committed to stripping down the group, and diluting its strategic purpose, by floating operations just to realise a fancy price. It is very important to have the right grouping of assets for the future, based on a core set of values represented by our traditional and wholly unchanged effort to be truthful as well as swift.

There may be sound reasons for utilising a flotation for certain assets – but each case must be weighed carefully on its merits. A flotation can create businesses that were not there before – this happened when we floated TIBCO Software in July, empowering talented people to build an internet infrastructure company out of software originally developed for dealing rooms. On 31 December 1999 TIBCO Software had a market value of US$9.2 billion.

Flotations also provide us with the ability to create business combinations which we could not have achieved so well on our own. In framing a collection of assets, we do not need to own them all 100%, as we used to do. There are considerable opportunities to develop Instinet, particularly in retail and fixed income initiatives. We may well float this business and at the moment this is under consideration. Turning to the Greenhouse Fund, part of Reuterspace, we do intend to float a portion of this asset to expand the activity of the Fund.

Reuters Group PLC Annual Report 1999      9

TO FIND OUT MORE VISIT [LOGO] www.reuters.com/

Reuters Information (RI) is responsible for the development and sale of information products for professionals in financial institutions and their clients.

[PICTURE]
Tom Glocer, Chief Executive
Reuters Information.

[PICTURE OF MILLENNIUM CELEBRATIONS
IN TIMES SQUARE, NEW YORK, Brad Rickerby/Reuters]

	99	98	97
Revenue	1,619	1,531	1,477
Cost	(1,366)	(1,373)	(1,320)
Contribution	253	158	157
Margin	16%	10%	11%
Employees	9,239	9,306	8,863

The division’s broad product range extends from full service information and software applications for traders in the dealing room, brokers and investment managers, through to internet-delivered solutions linking financial professionals to their clients. 3000Xtra launched in 1999 is our new flagship professional product exploiting the latest developments in applications technology.

RI had a successful year financially in 1999 showing good profit growth against a background of revenues building more slowly. As described below, we are making the investments we believe are needed to grow our business in the years ahead.

The professional financial market is segmenting into two groups: a more mature, upper segment of around a million users expanding at single-digit growth rates; and a larger enterprise-wide market with faster growth in users and revenue. RI is well positioned in both these segments. In 1999 the number of users of the upper tier 3000 product line grew to 71,000 and the number of off-trading floor users grew to just short of 100,000.

The market consisting of the clients (both individual and institutional) of financial professionals is expanding even more rapidly. In close co-operation with the Reuters Trading Solutions division (RTS), we offer a variety of solutions to enable financial professionals to deliver Reuters content to their clients.

We have announced a major investment programme costing £500 million to accelerate the transformation of RI’s business to an IP-based, e-commerce model. This investment includes a reorganisation charge of £300 million over the next two years and a further £50 million per annum over four years to develop e-architecture. This migration will be facilitated by the recently announced joint venture with Equant to create a business-to-business IP network.

Through these investments, we expect to expand our customer base by offering new products at more price points, delivered and supported through a lower cost infrastructure. We will also work closely with RTS and Reuterspace to build loyal communities of users of financial information and applications.

We are excited about the challenge ahead of us and believe we have the people, skills and resources to succeed.

10      Reuters Group PLC Annual Report 1999

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Reuters Trading Solutions. Reuters financial customers are increasingly looking for global solutions to their information and technology needs as they face the challenges of a rapidly changing business landscape.

[PICTURE]
Philip Green, Chief Executive
Reuters Trading Solutions.

[PICTURE OF MILLENNIUM CELEBRATIONS
IN SYDNEY, Mark Baker/Reuters]

	99	98	97
Revenue	780	827	800
Cost	(550)	(541)	(524)
Contribution	230	286	276
Margin	30%	35%	35%
Employees	4,105	3,887	3,870

They are establishing new business models and adapting them to the Internet. Reuters believes it is uniquely placed to provide total solutions and support for its customers across the world. Reuters Trading Systems is renamed Reuters Trading Solutions (RTS) to reflect this.

The division’s mission is to become a global leader in technology, knowledge and related services, enabling customers to maximise performance in the evolving financial community.

RTS encompasses two business elements: Solutions and Transactions. The level of service will be extended by the formation of a Reuters Consulting group, tasked with developing and implementing customer solutions based on Reuters technology products.

Reuters believes the solutions business to be a growth market as customers look for assistance in reaching and retaining their own clients through electronic means and increasing internal efficiency through straight-through-processing.

The Solutions business is subdivided into two main elements: Applications and Enterprise Solutions and Retail Solutions. Applications and Enterprise Solutions include the software infrastructure business, which provides sophisticated software for the enterprise-wide distribution of real-time information and order flow data within customer organisations, and for pre- and post-trade risk management applications. Progress in 1999 was affected by the reluctance of customers to install new systems at the beginning of the year because of the euro and the millennium restrictions on project implementation in the second half of the year.

Retail Solutions focuses on enabling Reuters customers to better serve their customers via the Internet. This ranges from efficiently gathering order flow information from individuals buying securities, through to building and providing information content for internet portals.

The Transactions group comprises Money/Foreign Exchange and Securities Transactions. Its objective is to focus on developing and maintaining efficient business-to-business transaction communities with managed services across the full range of financial instruments.

Foreign exchange trading remains a valuable and profitable business for Reuters although the market has contracted, trading volumes have declined and there has been a shift away from traditional instruments such as spot FX to more complex ones. Reuters recently launched Dealing 3000, the new generation of Reuters Dealing products, as a first step towards meeting the demands of the changing market.

Reuters Group PLC Annual Report 1999      11

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Branding for a larger audience. Reuters is promoting the power and vigour of its brand on the Internet. It already possesses one of the world’s best known brand names.

[PICTURE]
Jean-Claude Marchand,
Group Marketing Director.

[PICTURE OF MILLENNIUM CELEBRATIONS
IN MOSCOW, Vladimir Alenin/Reuters]

It stands for trust. It means speed, accuracy and independence in news and information. Reuters name is widely known to the world’s newspaper readers and to the 40 million individuals already looking at Reuters information on 900 websites and portals.

Reuters is a leading provider of information to financial professionals but the Internet is creating the need for a much wider decision-making audience to be better informed at work, on the road, or at home. The world is becoming real-time, and technology is making information available to individuals any time, any place.

The opportunity is to make Reuters brand their natural first choice.

Reuters wants to be trusted not just for fundamental integrity, but for its ability to help individuals be better informed in making crucial decisions, in a way they never could before.

Since its early beginnings, Reuters has been first with the news and first to use new technologies. The Internet is a natural medium for a company with this experience and track record. The planned Reuters personal finance portal will give private individuals access to the same trusted, dynamic, innovative source that has served financial market trading rooms for years.

Reuters has been increasing its brand activity and will be advertising on television for the first time. The Reuters logo has been redesigned to give it greater impact and to make it more visible.

12      Reuters Group PLC Annual Report 1999

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Instinet is the world’s largest electronic agency brokerage firm and a member of 18 equities exchanges in North America, Europe and Asia.

[PICTURE]
André Villeneuve, Chairman Instinet.

[PICTURE OF MILLENNIUM CELEBRATIONS
IN NEW YORK, Jim Bourg/Reuters]

	99	98	97
Revenue	525	446	383
Cost	(396)	(291)	(234)
Contribution	129	155	149
Margin	25%	35%	39%
Employees	1,379	1,181	1,086

Its clients include institutional investors and equity brokers. It plans to broaden its product line and customer base in 2000, with the launch of a retail electronic brokerage business and an electronic brokerage for fixed income.

During 1999 Instinet undertook a range of new ventures and alliances aimed at participating in the developments in the worldwide financial markets. Equity markets are undergoing significant change due to a combination of forces, including regulatory and technological evolution, globalisation and the rise of the retail investor. Instinet seeks to improve the investment performance of its clients by offering them instant access to global liquidity, enhanced efficiency and greater opportunities to reduce transaction costs.

The US equities business accounts for nearly 80% of total revenue. NASDAQ volumes grew strongly although revenue was impacted by some pricing pressure. Instinet’s international revenue grew by 39% at comparable exchange rates in 1999, with trading volumes in international markets increasing 36% over the previous year. Business in Europe was particularly strong.

Instinet led a consortium in 1999 that acquired a majority interest in Tradepoint Financial Networks plc, a publicly-quoted for-profit exchange based in the UK. In the US, Instinet acquired a minority stake in Archipelago, a leading electronic communications network that is seeking to become a self-regulating US stock exchange.

Other developments included an agreement with E*Trade Group which allows retail investors after-hours access to Instinet’s deep pool of equity orders. An advertising campaign raised Instinet’s market profile and strengthened its brand name.

In addition to its core equities trading brokerage business, Instinet also provides trading research and analytics, the latter to assist institutional investors in better understanding and improving their trading performance.

Reuters Group PLC Annual Report 1999      13

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Reuterspace. Reuters Ventures has been renamed Reuterspace. It groups businesses and assets together to realise the internet-enabled opportunities for Reuters to reach wider audiences at work and at home through fixed or mobile devices.

[Picture]
Rob Rowley, Chief Executive, Reuterspace.

[PICTURE OF MILLENNIUM CELEBRATIONS
IN EGYPT, Aladin Abdel Naby/Reuters]

	99	98	97
Revenue	157	154	167
Cost	(172)	(181)	(196)
Contribution	(15)	(27)	(29)
Employees	1,344	1,541	1,484

It includes the following activities: Reuters Media; Reuters Enterprise; Reuters Personal; Reuters Mobile; Reuters Greenhouse; and Reuters Partners.

Reuters Media includes both traditional and internet media sales. It builds on Reuters extensive real-time output and databases of textual news, still photographs and news video footage to provide services to the world’s media as well as over 900 websites globally with an estimated 40 million users. Revenue from sales of internet media products grew by 226% in 1999.

Reuters Enterprise will address the increasing demand for information in the business-to-business e-commerce market. It will expand and exploit a range of acquisitions and developments already made. In 1999 Reuters acquired a majority stake in TowerGroup of Boston MA, its first acquisition in the IT research advisory market. Together with an earlier investment in Datamonitor of the UK, the TowerGroup acquisition strengthens Reuters position in the high-quality, specialised research information market. Reuters has also, subject to regulatory approval, agreed to acquire ORT, the market leader in France for company and business credit information.

Reuters Personal will develop a new financial portal to provide services to the consumer finance market. This broadens the market for Reuters unique range of content. Reuters also plans to form a new joint venture in Europe with Multex to offer a financial portal aimed at the high-end retail investor.

Reuters Mobile builds on its Wireless Services, a new venture formed in 1999 to establish a strong position in the new and rapidly expanding market being created by the wireless application protocol (WAP). During 1999 Reuters began delivering user-defined content to mobile telephones. Reuters proposed joint venture with Aether Systems will develop and provide wireless data applications in Europe as part of the development of mobile services.

Reuters Greenhouse Fund invests in companies whose technology or business models are of specific relevance to Reuters (see opposite page).

Reuters Partners will find ways of increasing co-operation with Reuters growing group of partner companies. They include Factiva, the joint venture with Dow Jones Inc., which merged the businesses of Reuters Business Briefing and Dow Jones Interactive in 1999.

14      Reuters Group PLC Annual Report 1999

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Reuters Greenhouse. The Greenhouse Fund reached an important milestone when the value of the publicly traded stock in its portfolio reached £438 million at year end in a series of unprecedented surges in technology stocks in late 1999.

[PICTURE]
David Lockwood, CEO Greenhouse Fund;
John Taysom, Founder and
CEO Greenhouse Fund; Norman Fiore, Associate
Greenhouse Fund.

[PICTURE OF MILLENNIUM CELEBRATIONS
IN LONDON, Dylan Martinez/Reuters]

Five US investments: Intertrust, Digimarc, StarMedia, Phone.com, and Persistence, all held Initial Public Offerings (IPOs) on NASDAQ in 1999. The Fantastic Corporation, of Switzerland, had an IPO on the German Neuer Markt, the Fund’s first European investment to go public. There have now been 11 IPOs and three trade sales from the Greenhouse, one sale being to a public company, EdgarOnline, for stock. The pipeline of qualified deals remains strong at the beginning of 2000. Full details of the current portfolio can be found on www.reuters.com/greenhouse/

In 1999 Reuters continued to take advantage of favourable market conditions to sell down some earlier investments, re-investing in new start-up opportunities. In order to develop the Fund at a faster pace and to build on its success, Reuters has appointed advisers to prepare an IPO for a portion of the Greenhouse Fund in 2000.

Reuters established the Greenhouse Fund in 1995 to invest in internet start-ups and new technologies and includes stakes in some of the world’s best known internet companies. The Fund was one of the first external investors in Yahoo!, the internet directory. In 1999, Greenhouse activity accelerated and broadened considerably. It invested in start-up companies in the US, Europe, Israel and Japan, bringing the number of investments at the end of 1999 to 38. The investment focus continues to be on infrastructure investments that enable content publishing and e-commerce over public networks. The Fund focuses on technologies that can be of use to Reuters and on selected, early stage, niche content.

TIBCO Software Inc.

TIBCO Software is a leading provider of real-time infrastructure software for the Internet and enterprise. It enables businesses to dynamically link internal operations, business partners and customer channels.

TIBCO Software completed an IPO in July 1999 and is now quoted on NASDAQ. At 31 December 1999 Reuters held a 62.3% stake in the company on an undiluted basis but its voting rights were restricted to 49%.

TIBCO Software builds on the software which has been successful in dealing rooms to create applications for the Internet. The technology driving the value of TIBCO Software remains available to Reuters especially in providing solutions to larger customers.

Reuters Group PLC Annual Report 1999      15

Board of Directors

[PICTURES OF NON-EXECUTIVE DIRECTORS]

Non-executive Directors

1 Sir Christopher Hogg (1984, Chairman 1985) Chairman of Allied Domecq PLC since April 1996. Director of SmithKline Beecham plc and member of the International Council of J.P. Morgan. Former Chairman of Courtaulds PLC 1980-1996 (Chief Executive 1979-1991); former director of the Bank of England 1992-1996. Age 63.

2 Robert (Bob) Bauman (1994) Former Chairman of BTR plc (May 1998-February 1999) and former Chairman of British Aerospace plc (1994-May 1998). Former Chief Executive of SmithKline Beecham plc (1989-1994). Director of Invensys plc, Union Pacific Corporation, CIGNA Corporation, Hathaway Holdings, Inc, Morgan Stanley Dean Witter and Russell Reynolds Associates. Age 68.

3 Sir John Craven (1997) Former member of the Board of Managing Directors of Deutsche Bank AG and former Chairman of Deutsche Morgan Grenfell plc (1989-1997) and former non-executive director of Rothmans International B.V. Chairman of Lonmin Plc. Age 59.

4 Dennis Malamatinas (2000) Chief Executive Officer of Burger King Corporation since 1997 and a director of Diageo plc since 1998. Age 44.

5 Roberto Mendoza (1998) Vice Chairman and a Director of J.P. Morgan & Co Inc. He joined J.P. Morgan in 1967 and was assigned to London early in his career. He left in 1972 to pursue graduate studies, returning to the firm’s New York office in 1975 to work in international corporate finance. Age 54.

6 Richard (Dick) Olver (1997) A group managing director of BP Amoco plc and CEO, Exploration and Production. Member of the Institution of Civil Engineers. A governor of New Hall School. Age 53.

7 Charles Sinclair (1994) Group Chief Executive of Daily Mail and General Trust plc. A director of Euromoney Institutional Investor PLC and Schroders Public Limited Company. Age 51.

8 Sir David Walker (1994) Executive Chairman of Morgan Stanley Dean Witter (Europe), Chairman of Morgan Stanley International Inc. and a member of the Management Committee of the Board of Morgan Stanley Dean Witter in New York. Former Deputy Chairman of Lloyds Bank plc, former Chairman of the Securities and Investments Board and former director of the Bank of England. Age 60.

16      Reuters Group PLC Annual Report 1999

Executive Directors

9 Peter Job (1988) Chief Executive since 1991. Joined Reuters as a journalist in 1963. From 1971 he worked to develop the company’s business in Latin America, Africa, Asia and the Middle East. From 1978 until 1991 he headed the company’s business in Asia. Non-executive director Schroders Public Limited Company and Glaxo Wellcome plc. Former non-executive director Diageo plc. Age 58.

10 Philip Green (2000) Executive Director and Chief Executive of Reuters Trading Solutions. He joined Reuters in September 1999 after being Chief Operating Officer, Europe and Africa, at DHL International, based in Brussels. He joined DHL in 1990 as Regional Director, Northern Europe having previously worked in both the UK and US. Age 46.

11 Jean-Claude Marchand (1996) Executive Director, Group Marketing Director and Chairman of Reuters Information. Managing Director, Continental Europe since 1989, with Middle East and Africa since 1995. Joined Reuters in 1971 as a sales executive and became Sales and Marketing Manager, Asia in 1978. A Swiss national, he has held senior management positions in Europe since 1979. Age 53.

12 John Parcell (1996) Was Executive Director of Reuters Group PLC and Chief Executive of Reuters Information division throughout 1999. He left the board in January 2000.

13 Robert (Rob) Rowley (1989) Chief Executive of Reuterspace division. Finance Director since 1990. Joined Reuters in 1978, taking financial responsibility for Europe in 1981. He became Joint Company Secretary in 1988, Group Financial Controller in 1989, and Company Secretary from 1991 to 1993. Responsible for new business information products, media and new business ventures since 1996. Non-executive director Prudential plc since July 1999. Age 50.

14 David Ure (1988) Executive Director responsible for group technical strategy. Designated non-executive Chairman of the joint venture telecommunications network company to be formed in 2000 by Reuters and Equant NV. Also responsible for Reuters Trading Systems division until February 2000. From 1992 to 1998, he was responsible for group marketing and technical policy. Before that he headed Reuters operations in Europe, Middle East and Africa. He joined the company in 1968 as a trainee journalist. Non-executive director of Woolwich PLC from 1998. Age 52.

15 André Villeneuve (1988) Was Executive Director of Strategic Planning throughout 1999. He is Chairman of Instinet Corporation. He left the board in February 2000.

Group Executive Committee

Peter Job (Chair), Philip Green, Jean-Claude Marchand, Rob Rowley, David Ure, André Villeneuve, Tom Glocer (Chief Executive, Reuters Information), Stephen Mitchell (General Counsel), Geoffrey Weetman (Director of Human Resources) and Rosemary Martin (Secretary).

[PICTURES OF EXECUTIVE DIRECTORS]

Reuters Group PLC Annual Report 1999      17

Financial Review and Statements Contents

20	Directors’ report
22	Corporate governance
24	Report on remuneration and related matters
31	Statement of directors’ responsibilities
32	Auditors’ report to the members of Reuters Group PLC
33	Operating and financial review
44	Consolidated profit and loss account
44	Consolidated statement of total recognised gains and losses
51	Consolidated cash flow statement
56	Consolidated balance sheet
57	Reconciliation of movements in shareholders’ funds
71	Balance sheet of Reuters Group PLC
73	Accounting policies
75	Summary of differences between UK and US Generally Accepted Accounting Principles (GAAP)
78	Preserving Reuters independence
78	The Reuters Trust Principles
79	Other information for shareholders
81	Financial diary for 2000
82	Summary of 1998 and 1999 results
86	Eleven year consolidated financial summary
88	Glossary
89	Where to find us

[BACKGROUND PICTURE] Fabrizio Bensch/Reuters

Directors’ report

The directors submit their annual report and audited financial statements for the year ended 31 December 1999.

ACTIVITIES

Reuters activities and likely future developments are described on pages 10–15. A detailed review of Reuters activities during 1999 is given on pages 33–43.

SHARE CAPITAL, DIVIDENDS AND PURCHASE OF OWN SHARES

Details of the changes in the authorised and called-up share capital are set out in notes 26 and 27 on pages 65–66.

The company has received notice from The Capital Group Companies, Inc., that on 31 December 1999 it and its affiliates together held in their capacity as investment managers 93.4 million ordinary shares of Reuters (6.6% of the issued share capital) and on 11 February 2000 their holding was 64.5 million ordinary shares (4.5%). The company also received notice from Prudential plc that on 31 December 1999 it held a notifiable interest in 45.4 million ordinary shares of Reuters (3.2%) and on 11 February 2000 its holding was 45.3 million ordinary shares (3.2%). Reuters Founders Share Company Limited has held the Founders Share since it was issued on 18 February 1998 (and held the Founders Share in Reuters Holdings PLC from 9 May 1984 until 18 February 1998).

An interim dividend of 3.65p per ordinary share was paid on 7 September 1999. The directors recommend a final dividend of 11.0p per ordinary share giving a total of 14.65p per ordinary share for the year (1998 –14.4p). Subject to shareholders’ approval at the annual general meeting, the final dividend will be paid on 20 April 2000 to members on the register at the close of business on 17 March 2000.

As part of its financial strategy, during 1999 the company purchased 4,716,981 ordinary shares of 25p each (0.3% of the issued share capital) for an aggregate consideration of £25 million.

EMPLOYEES

The total number of employees at 31 December 1999 was 16,546 (31 December 1998 –16,938). For further details see page 50.

The directors record with regret the death of Malgorzata Rzepka, 28, an equities correspondent in Warsaw, who was killed in a car crash on 27 April 1999 while on her way to an interview.

The Board values the courage and professionalism shown by employees operating in zones of conflict. Reuters aims to cover news wherever it breaks but instructs staff to avoid risks wherever possible. Reuters policy is to manage its activities so as to avoid causing unnecessary or unacceptable risk to the health and safety of its employees.

It is Reuters policy that selection of employees including for recruitment, training, development and promotion should be determined solely on their skills, abilities and other requirements which are relevant to the job and in accordance with the laws in the country concerned. The company’s equal opportunities policy is designed to ensure that disabled people are given the same consideration as others and, depending on their skills and abilities, enjoy the same training, development and prospects as other employees.

To encourage employees’ involvement and to ensure that employees are aware of the financial and economic factors affecting the group, communication meetings between management and employee representatives are held regularly so that the views of employees can be taken into account in making decisions which are likely to affect their interests. The involvement of employees in the company’s performance is encouraged through employee share plans.

THE ENVIRONMENT

Reuters activities have marginal direct impact on the environment and contribute minimally to pollution. Nevertheless within the group initiatives are taken to address energy conservation and waste management issues. The group’s principal contribution to improving the environment however is through its news and information products which help to spread global awareness of environmental issues. Furthermore the provision of its information services for display and access in electronic form enables customers around the globe to keep abreast of events and issues with minimal use of paper and other resources.

The Reuters Foundation, the group’s charitable trust, promotes worldwide interest in environmental concerns through educational projects and research grants. In cooperation with the World Conservation Union-IUCN the Foundation encourages excellence in environmental reporting by presenting annual awards and organising seminars to bring together journalists and experts to review specific environmental questions. Practical training courses were held in 1999 in Jordan, Mexico and the UK. Journalists from developing countries can apply for fully funded fellowships to research environmental issues as members of the Foundation’s Fellowship Programme at Oxford University’s Green College.

CHARITABLE CONTRIBUTIONS

Reuters made a grant of £3.3 million in 1999 to fund the educational and humanitarian work of Reuters Foundation (£3.2 million in 1998). In addition, Reuters regional management made direct charitable donations of £0.8 million in cash and £12.5 million in kind, which includes the value of information services, equipment and employees’ time provided free of charge for educational and humanitarian purposes. The overall total of group charitable giving, in cash and kind, amounted to £16.6 million in 1999 or 2.6% of pre-tax profit (£15.2 million or 2.6% in 1998).

Two-thirds of Reuters Foundation spending is devoted to educational projects and one-third to humanitarian causes. The choice of beneficiaries reflects Reuters group interests and the concerns of Reuters employees around the world. Educational programmes concentrate on the media, financial markets and information technology. Humanitarian priorities include support for disaster relief work through the Foundation’s on-line AlertNet service, and community, environmental and medical causes actively backed by Reuters staff in many countries.

Reuters Foundation offers short, practical training courses to journalists from around

20      Reuters Group PLC Annual Report 1999

the world. In 1999, television, text and photographic workshops were held in Argentina, China, Czech Republic, Iran, Jordan, Lebanon, Libya, Mexico, South Africa, Thailand, Turkey and the UK. Particular emphasis is placed in most courses on business, economic and financial news. Specialist subjects also include environmental and medical reporting. Reuters Foundation university study programmes offer working mid-career journalists the opportunity to carry out personal research using the resources of universities in Europe and the United States. Seventeen university fellowships were awarded in 1999 for journalists to study at Bordeaux, Cardiff (Wales) and Oxford, Columbia (New York), Missouri and Stanford (California). In emerging markets, Reuters Foundation ran a series of training courses for market professionals in Mauritius, Nigeria, Syria and Uganda.

During one of the worst years in recent times for humanitarian disasters, natural and man-made, Reuters Foundation’s AlertNet service proved an essential tool for international humanitarian agencies responding to emergencies. AlertNet is a free Internet-based news and communications service that aims to provide concise and reliable information which will make a useful contribution to the work of the international humanitarian community. By the end of 1999 it had 94 members from 21 countries.

Supplementing its support for the relief professionals through AlertNet, Reuters Foundation also made cash grants to help the victims of the disasters in Colombia, India, Taiwan, Turkey, Venezuela and Vietnam as well as the conflict in Kosovo.

In other areas of humanitarian and charitable support, Reuters Foundation is driven by requests from Reuters colleagues –but usually only responds if they themselves are actively engaged in fund-raising or sharing their skills. The causes include a wide range of community problems, such as street children in developing world capitals, medical campaigns, the environment and education through the arts.

More information on the work of Reuters Foundation is contained in a separate annual review, available on request from the Director, Reuters Foundation, 85 Fleet Street, London EC4P 4AJ, or on the Foundation’s website: www.foundation.reuters.com

No political contributions are made.

CREDITOR PAYMENT TERMS

It is Reuters normal procedure to agree terms of transactions, including payment terms, with suppliers in advance. Payment terms vary, reflecting local practice throughout the world. It is Reuters policy that payment is made on time, provided suppliers perform in accordance with the agreed terms. Group trade creditors at 31 December 1999 were equivalent to 32 days’ purchases during the year.

AUDITORS

A resolution to re-appoint PricewaterhouseCoopers as auditors at a remuneration to be agreed by the directors will be placed before the annual general meeting (AGM).

DIRECTORS

The names and biographical details of directors who served during the year are given on pages 16–17. There are no cross-directorships. A statement of directors’ remuneration and their interests in shares and options of the company and its subsidiaries is set out on pages 24–30.

The following changes to the Board composition occurred after 31 December 1999. On 1 January 2000, Dennis Malamatinas joined the Board as a non-executive director and on 7 February 2000 Philip Green was appointed as an executive director.

On 15 January 2000, John Parcell resigned as a director and left the company. On 7 February 2000, André Villeneuve resigned as a director to concentrate on his role as Chairman of Instinet and on 8 February 2000 it was announced that David Ure would in due course resign from the Board to concentrate on his role as Chairman of the new joint venture with Equant. Bob Bauman and Sir David Walker, who joined the Board as non-executive directors in 1994 and who have served two three-year terms, have decided not to stand for re-election at the forthcoming AGM.

Sir John Craven and Jean-Claude Marchand retire by rotation and are proposed for re-election as directors at the forthcoming annual general meeting. Dennis Malamatinas and Philip Green having been appointed by the Board since the last AGM also retire and are proposed for re-election at the AGM. As non-executive directors, Sir John Craven and Dennis Malamatinas do not have service contracts. Jean-Claude Marchand’s service contract is governed by Swiss law and technically is terminable on one year’s notice but his entitlements are as if the contract were terminable on two year’s notice. Philip Green’s service contract is also terminable on one year’s notice but with an initial term of two years from September 1999. Further information about these directors is set out on pages 16–17.

By order of the Board

/s/ Rosemary Martin

Rosemary Martin
Company Secretary
11 February 2000

Reuters Group PLC Annual Report 1999      21

Corporate governance

Reuters is committed to high standards of corporate governance and has complied throughout 1999 with the principles of corporate governance set out in Section 1 of the Combined Code (the Code) except in those limited areas noted below and in the Remuneration Report.

THE BOARD

As at 31 December 1999 the Board comprised six executive directors, including the Chief Executive, and seven independent non-executive directors, including the Chairman who is responsible for running the Board. As at 11 February 2000 there were five executive directors and eight non-executive directors. The Board has not identified a senior independent non-executive director, as specified by the Code, because it considers such an appointment to be unnecessary at present. Each year the directors, other than the Chairman, meet to review the role and performance of the Chairman and once a year the Chairman and the non-executive directors meet to review the performance of the executive directors.

The Board is scheduled to meet at least six times a year and, in addition, it has an annual strategy review meeting. A schedule of matters reserved for the Board’s decision includes the approval of annual and interim results, corporate objectives, strategy and the annual budget, significant transactions and matters relating to share capital. The directors are bound by the company’s articles of association to pay due regard to the Reuters Trust Principles. The Board views these as central to the company’s standing and commercial success and works closely with the Reuters Founders Share Company Limited to safeguard them. The Trust Principles and other relevant information are set out on page 78.

Regular and ad hoc reports and presentations to the Board and its committees ensure the directors are supplied, in a timely fashion, with the information they need. They also have access to the company secretary and they may take independent professional advice at the company’s expense, although no such advice was sought during 1999.

Non-executive directors are appointed for a term of six years, subject to agreement after three years that the term should continue. All directors are subject to election by shareholders at the first opportunity after their appointment and to re-election thereafter at intervals of no more than three years. Non-executive directors receive a series of briefings about Reuters when they join the Board and they periodically visit Reuters offices throughout the world where they are briefed on various aspects of the company’s operations. Training for executive directors is available as appropriate and a training programme designed for Reuters in conjunction with the Institute of Directors is run for directors of the company and its subsidiaries.

Authority is delegated to the Chief Executive for implementing the strategy and for managing the group. In discharging his responsibility, the Chief Executive works with a Group Executive committee which during 1999 comprised all the executive directors, Geoffrey Weetman (Director of Human Resources), Stephen Mitchell (General Counsel) and Philip Green since joining the company as Chief Executive of Reuters Trading Systems in September 1999. The company is organised into three business divisions, Reuters Information, Reuters Trading Systems (renamed in 2000 as Reuters Trading Solutions) and Reuters Ventures (renamed in 2000 as Reuterspace). A global sales and operations group was responsible for the sale, installation, delivery and support of most divisional products during 1999. This group was largely brought within Reuters Information division in February 2000. Instinet continues to operate as an autonomous subsidiary.

BOARD COMMITTEES

The Board has also delegated specific responsibilities to its committees whose terms of reference it sets. The main committees are the Audit Committee (Chairman: Charles Sinclair), the Remuneration Committee (Chairman: Bob Bauman) and the Nomination Committee (Chairman: Sir Christopher Hogg). The members of the Audit and Remuneration Committees are Sir Christopher Hogg, Bob Bauman, Sir John Craven, Dennis Malamatinas (since 1 January 2000), Roberto Mendoza, Dick Olver, Charles Sinclair and Sir David Walker. These directors and the Chief Executive are the members of the Nomination Committee.

The Finance Director and the Deputy Finance Director attend all the Audit Committee meetings. All executive directors are invited to attend. The Audit Committee meets at least twice a year and reviews the half year and annual results before their approval by the Board. In doing so, the Committee focuses on any change in accounting practice, major areas of judgement, the going concern assumption and compliance with accounting principles and regulatory requirements, and it ensures the annual report presents a balanced and understandable assessment of the company’s financial position and prospects. The Committee may examine whatever aspects it deems appropriate of the group’s financial affairs, its internal and external audits and its exposure to risks of a legal or regulatory nature. It keeps under review the effectiveness of Reuters system of accounting and internal financial controls, for which the directors are responsible (see page 31). The Committee reviews the plans and findings of the internal and external auditors with them each year. The auditors have unrestricted access to the Audit Committee. The Audit Committee recommends the appointment of the company’s external auditors.

The Remuneration Committee meets at least four times a year. Its role is to agree a framework of policies and to determine within it all remuneration and benefits for the executive directors. In addition, the Committee decides on any other remuneration issue which affects the interest of shareholders and is involved in setting the levels and principles in executive remuneration policy. The Committee has access to professional advice inside and outside the company. In framing its remuneration policy the Committee has given full consideration to the provisions of Section 1B of and Schedule A to the Code. The remuneration report prepared by the Board is set out on pages 24–30. In preparing the report, the Board has followed the provisions of Schedule B to the Code.

The Nomination Committee makes recommendations to the Board about future

22      Reuters Group PLC Annual Report 1999

appointments of non-executive directors, the Chairman and the Chief Executive and considers recommendations from the Chief Executive to the Board about future appointments of executive directors.

RELATIONS WITH SHAREHOLDERS

The executive directors meet regularly with institutional shareholders and analysts. Investor relations departments in London and New York are dedicated to improving communications between the company and its shareholders. The company’s annual general meeting is used as an opportunity to communicate with private investors. At its annual general meeting in 1999 the company announced the level of proxies lodged on each resolution and the balance for and against the resolution after it had been dealt with on a show of hands. The company proposes to continue with this practice at this year’s annual general meeting.

INTERNAL CONTROLS AND FINANCIAL REPORTING

In accordance with the transitional arrangements which apply in respect of compliance with principle D.2 of the Code on internal control the Board has decided that for 1999 it will continue to report on internal financial control pursuant to the guidance for directors on internal control and financial reporting that was issued by the Rutteman Working Group in December 1994 (see page 31).

The Board has studied the recommendations of the Turnbull Committee published on 27 September 1999 and has adopted revised processes to allow it to report on internal controls in the 2000 Annual Report.

Reuters Group PLC Annual Report 1999      23

Report on remuneration and related matters

This report on remuneration and related matters covers issues which are the concern of the Board as a whole in addition to those which are dealt with by the Remuneration Committee.

REMUNERATION OBJECTIVES

Remuneration policy has never been more important than it is today. The competition for talent in the new economy is fierce and the pool limited. Reuters policy must help the company to guard against losses of key people, which is a bigger threat than it ever has been, because Reuters occupies a leading position in the electronic world and has excellent technical and management talent. Policy must also focus on bringing in new people and skills which are needed to maintain and develop that positioning in order to enhance shareholder value.

Reuters remuneration has to measure up to policy and practice in the US, which is the undisputed leader in the new internet-based environment and which will increasingly dictate future direction. Reuters competes for talent not only with large companies but also with small start-ups that offer attractive stock participation to people who join them. Both large and start-up companies in the US offer stock options which pay out on the basis of a company’s stock price, with no other performance links. Reuters believes that, to compete, it must be prepared to do the same. It would seem that companies outside the US are progressively adopting the American model as they too enter the internet age. The remuneration environment has become global, as is the challenge and the opportunity.

It has become appropriate in certain circumstances for companies to float group assets publicly. This occurred in Reuters in 1999 with the Initial Public Offering of a portion of TIBCO Software Inc., itself a portion of TIBCO Inc., which was bought by Reuters in 1994 for US$125 million. This floated portion had a market value of £0.9 billion (US$1.4 billion) on 31 December 1999. Reuters does not believe this would have been possible without the issue of options to those individuals responsible for creating this value.

Reuters needs to react quickly to these new circumstances. It should also do its best to ensure that remuneration policy is seen to be equitable by all employees. Terms governing salary, pension and benefits are basically set by market conditions in each country. However, Reuters believes variable rewards for internationally mobile management, based on the performance of the company and its share price, cannot differ too much from place to place. It also believes managers rewarded for delivering good growth should be expected to maintain outright shareholdings in the company, in order to preserve identity of interest between them and the generality of shareholders.

All employees in Reuters should also be given the opportunity to share in the company’s success, and support its values. Since the beginning of its life as a public company, Reuters has offered Save-As-You-Earn share rewards to its employees all over the world. More recently shareholders approved an all-employee option scheme, Plan 2000, maturing generally in 2001.

The Remuneration Committee expects to review its remuneration policy in line with these trends in the course of 2000.

REMUNERATION POLICIES

The specific remuneration policies currently in force are as follows:

Salaries: salaries will be competitive when compared against those of other companies operating in the same markets.

Annual bonuses: Reuters believes in providing annual incentive bonus plans to encourage the achievement of predetermined annual performance targets. Such plans will exist typically for middle and senior management levels throughout the world.

Competitive market compensation: Reuters seeks to have annual cash compensation packages for senior managers which can reach the upper quartile of the market for upper quartile performance where a maximum bonus is earned.

Benefits: Reuters believes in providing benefits which are required according to local practice.

Pensions: pension provision will be appropriate to the local market.

Long-term benefits, including share plans: Reuters seeks to provide long-term benefits which are competitive in the appropriate market and seek to achieve consistency with the interests of shareholders. There are circumstances in which Reuters enables key executives and employees of certain subsidiaries to acquire shares in their company.

SUMMARY OF DIRECTORS’REMUNERATION FOR 1999

The 1999 remuneration packages of executive directors consisted of annual salary, health and car benefits, prolonged disability insurance, an annual cash bonus plan, pension contributions and participation in a performance-linked share plan (described below) and all-employee share schemes. By far the most significant portion of each executive director’s potential remuneration package was performance related.

EXECUTIVE DIRECTORS’ SALARIES

In setting the 1999 salary levels the Remuneration Committee was assisted by reports prepared by independent professional consultants which basically compared Reuters remuneration packages with the median levels of the FTSE top 50 companies.

EXECUTIVE DIRECTORS’ BONUSES

For 1999 the executive directors’ bonuses were capped at 70% of salary and depended on the extent to which three key targets were met. The first target, covering 57% of the bonus, related to the growth in operating profit at constant exchange rates. The second target, covering 29% of the bonus, was based on the growth in earnings per share for the Chief Executive and on growth of divisional profits for directors with divisional responsibilities. The third target, 14% of the bonus, was based on a satisfactory completion of Reuters Millennium Programme.

Targets were partially met as regards divisional and operating profit and fully met as regards earnings per share. The Millennium Programme has been successful. Directors’ bonuses amounted to 1.5% of total cash bonuses paid to all employees of the group.

24      Reuters Group PLC Annual Report 1999

EXECUTIVE DIRECTORS’ SERVICE CONTRACTS

The service contracts of Peter Job, Rob Rowley and David Ure are terminable by the company on two years’ notice. In line with the Code, the Remuneration Committee has recently agreed not to grant new employment contracts to executive directors which have a notice period of more than 12 months. Existing directors will not be asked to agree to a reduction in their notice period. The Committee considers the notice periods for the existing executive directors appropriate having regard, amongst other things, to their long service.

The contracts for Peter Job, Rob Rowley, David Ure and Jean-Claude Marchand provide that any termination payment will not exceed twice his salary and benefits, plus retention of long-term incentive plan awards held for more than 18 months, entitlements under the rules of the share option plans and enhanced early retirement benefits under the company’s pension plans.

REMUNERATION OF THE NON-EXECUTIVE DIRECTORS

The Chairman’s remuneration comprises salary, life assurance, prolonged disability insurance and pension. These are amongst the matters discussed at an annual meeting of the Board to review the Chairmanship. Sir Christopher Hogg is not present at this meeting.

The remuneration of the other non-executive directors is determined by ordinary resolution of the shareholders in general meeting. The Board has power to pay additional remuneration for services outside the scope of the ordinary duties of a non-executive director. It is proposed that the non-executive directors’ fees, which have stood at £33,000 per annum for two years, should now be raised to £35,000.

DIRECTORS’ REMUNERATION

	1999					1998
	Salary/ fees £000	Salary/ fees Increase %	Bonus £000	Benefits £000	Total £000	Remuneration Total £000

Chairman:
Sir Christopher Hogg	203	5.2	–	10	213	203

Non-executive directors:
R P Bauman	43	–	–	–	43	42
Sir John Craven	33	–	–	–	33	33
M P Green (resigned 20 April 1999)	11	–	–	–	11	33
R Mendoza (appointed 18 February 1998)	33	–	–	–	33	29
R L Olver	33	–	–	–	33	33
C J F Sinclair	43	–	–	–	43	43
Sir David Walker	33	–	–	–	33	33

Total for non-executive directors (excluding Chairman)	229	–	–	–	229	246

Executive directors:
P Job, Chief Executive	550	5.3	328	27	905	791
J-C Marchand	362	7.4	196	33	591	530
J M C Parcell	300	22.0	179	16	495	377
R O Rowley	338	4.3	201	17	556	492
D G Ure	355	4.4	141	20	516	518
A-F H Villeneuve	355	4.4	141	55	551	524

Total for executive directors	2,260	–	1,186	168	3,614	3,232

TOTAL EMOLUMENTS	2,692	–	1,186	178	4,056	3,681

Reuters Group PLC Annual Report 1999 25

Report on remuneration and related matters continued

DIRECTORS’ PENSION ARRANGEMENTS

Executive directors are entitled to a pension of two-thirds of basic salary on retirement from Reuters at the normal retirement age of 60. Post retirement increases are expected to be in line with inflation (guaranteed up to the level of 5% and discretionary above that level). Reduced pensions are payable on early retirement before age 60. Enhanced terms may apply on early retirement subject to fulfilment of certain conditions or with the consent of the Remuneration Committee.

In the event of death before retirement, a spouse’s pension of four-ninths of the executive’s basic salary is payable, together with a capital sum equal to four times the aggregate of basic salary and taxable health and car benefits and a refund with interest of the executive director’s own contributions. On death in retirement, the executive director’s spouse will receive a pension equal to two-thirds of that payable to the executive director.

Pension contributions paid by the company in respect of the six executive directors are expressed as an average contribution rate, which for 1999 was 21.025%, of basic salaries.

Under an unfunded pension arrangement the Chairman is entitled to a pension of 2.5% of his annual fee times the number of years of service, from the date of his appointment as Chairman in May 1985 to the date his office terminates. In addition, the Chairman has been admitted as a member of the Reuters Pension Fund for the purpose only of providing a fixed lump sum benefit of £300,000 for his dependants in the event of his death in service.

Pension benefits earned by directors are as follows:

	At 31 December 1999			Accrued Pension Entitlement
	Age	Years of Service	Directors’ contributions during year £000	Increase during year £000	Total at 31 December 1999 £000

Sir Christopher Hogg	63	14	–	6	74
P Job	58	35	33	7	367
J-C Marchand	53	28	25	14	198
J M C Parcell	53	30	18	30	164
R O Rowley	50	21	20	10	145
D G Ure	52	31	21	9	184
A-F H Villeneuve	55	32	14	47	237

SHARE PLANS
Long-term incentive plan

Since 1993, Reuters has operated a long-term incentive plan under which annual awards of share rights are made to executive directors and certain key executives. Vesting of the awards depends on performance in terms of total return to shareholders over a defined period. Awards vesting under the plan, which covers the executive directors, are not released until at least five years from the date of grant.

Under the terms of the plan the number of share rights awarded annually to each senior executive is determined by dividing each executive’s annual salary by the average of the daily closing price of Reuters shares for the previous year. Throughout 1998 the directors were prohibited from any dealings in Reuters shares under the requirements of the Listing Rules of the London Stock Exchange. Thus no grants could be made in 1998. In 1999 the Remuneration Committee approved a change to the terms of the plan to permit the 1998 awards to be granted in 1999.

26      Reuters Group PLC Annual Report 1999

The table below shows the number of shares underlying awards to each executive director:

	No. of Awards
Year of grant		Unreleased At 31 December 1998	Awarded during year	Released during year	Unreleased at 31 December 1999	Gain on Release £000	Value of Vested Awards at 31 December 1999 £000	Date of Release or Exercisable Period if vesting occurs

P Job

Restricted shares	1994	82,056	–	82,056	–	703	–	Jul 1999
Share rights	1995	16,523	–	–	16,523	–	140	Feb 2000–Dec 2001
Share rights	1996	61,218	–	–	61,218	–	–	Feb 2001–Dec 2002
Share rights	1997	68,812	–	–	68,812	–	–	Feb 2002–Dec 2003
Share rights*	1999	–	85,990	–	85,990	–	–	Feb 2004–Dec 2005
Share rights	1999	–	90,516	–	90,516	–	–	Feb 2004–Dec 2005

		228,609	176,506	82,056	323,059	703	140

J-C Marchand

Restricted shares	1994	34,464	–	34,464	–	295	–	Jul 1999
Share rights	1995	6,921	–	–	6,921	–	59	Feb 2000–Dec 2001
Share rights	1996	38,805	–	–	38,805	–	–	Feb 2001–Dec 2002
Share rights	1997	48,994	–	–	48,994	–	–	Feb 2002–Dec 2003
Share rights*	1999	–	55,956	–	55,956	–	–	Feb 2004–Dec 2005
Share rights	1999	–	60,564	–	60,564	–	–	Feb 2004–Dec 2005

		129,184	116,520	34,464	211,240	295	59

J M C Parcell

Restricted shares	1994	30,176	–	30,176	–	258	–	Jul 1999
Share rights	1995	6,435	–	–	6,435	–	55	Feb 2000–Dec 2001
Share rights	1996	25,207	–	–	25,207	–	–	Feb 2001–Dec 2002
Share rights	1997	32,342	–	–	32,342	–	–	Feb 2002–Dec 2003
Share rights*	1999	–	40,486	–	40,486	–	–	Feb 2004–Dec 2005
Share rights	1999	–	49,373	–	49,373	–	–	Feb 2004–Dec 2005

		94,160	89,859	30,176	153,843	258	55

R O Rowley

Restricted shares	1994	51,284	–	51,284	–	439	–	Jul 1999
Share rights	1995	10,303	–	–	10,303	–	88	Feb 2000–Dec 2001
Share rights	1996	38,171	–	–	38,171	–	–	Feb 2001–Dec 2002
Share rights	1997	42,663	–	–	42,663	–	–	Feb 2002–Dec 2003
Share rights*	1999	–	53,322	–	53,322	–	–	Feb 2004–Dec 2005
Share rights	1999	–	55,626	–	55,626	–	–	Feb 2004–Dec 2005

		142,421	108,948	51,284	200,085	439	88

D G Ure

Restricted shares	1994	55,388	–	55,388	–	474	–	Jul 1999
Share rights	1995	11,139	–	–	11,139	–	95	Feb 2000–Dec 2001
Share rights	1996	41,268	–	–	41,268	–	–	Feb 2001–Dec 2002
Share rights	1997	44,728	–	–	44,728	–	–	Feb 2002–Dec 2003
Share rights*	1999	–	55,956	–	55,956	–	–	Feb 2004–Dec 2005
Share rights	1999	–	58,425	–	58,425	–	–	Feb 2004–Dec 2005

		152,523	114,381	55,388	211,516	474	95

A-F H Villeneuve

Restricted shares	1994	55,388	–	55,388	–	474	–	Jul 1999
Share rights	1995	11,139	–	–	11,139	–	95	Feb 2000–Dec 2001
Share rights	1996	41,268	–	–	41,268	–	–	Feb 2001–Dec 2002
Share rights	1997	44,728	–	–	44,728	–	–	Feb 2002–Dec 2003
Share rights*	1999	–	55,956	–	55,956	–	–	Feb 2004–Dec 2005
Share rights	1999	–	58,425	–	58,425	–	–	Feb 2004–Dec 2005

		152,523	114,381	55,388	211,516	474	95

*1998 awards delayed until 1999 (see above). The gains on release are based on 856.5p, being the selling price of some shares sold on the day of release. Reuters Group PLC Annual Report 1999 27

Report on remuneration and related matters continued

Performance under the long-term incentive plan is measured over a three- to five-year period by comparing the total shareholder return (TSR) of Reuters with that of other companies comprising the FTSE 100 at the beginning of the period. Awards vest only after the expiration of this period. The average of the daily closing prices for the prior calendar year are used as the initial and ending share prices when calculating the TSR.

The companies comprising the comparator group are ranked according to each company’s TSR for the measurement period with the company having the highest, or best, TSR ranked first. Reuters position on the list determines the extent to which plan awards will vest. The pre-set vesting criteria for awards are shown in the table below together with the actual ranking for each award as at either the date of vesting or, if not yet vested, at 31 December 1999. Between the two vesting extremes, awards vest on a graduated scale.

	Pre-set Vesting Criteria
DATE MEASUREMENT PERIOD COMMENCED	RANKINGS FOR 100% VESTING	RANKINGS FOR ZERO VESTING	RANKING AT DATE OF VESTING OR AT END OF INITIAL THREE YEARS	RANKING AT 31 DECEMBER 1999

1 January 1994	1 to 40	75 to 100	7	–
1 January 1995	1 to 30	70 to 100	60	–
1 January 1996	1 to 25	75 to 100	79	51
1 January 1997	1 to 26	66 to 100	–	71
1 January 1998	1 to 26	66 to 100	–	52
1 January 1999	1 to 26	66 to 100	–	18

Under the plan rules, if awards do not vest 100%, each participant is permitted either to let the lesser number of shares vest or to elect to extend the measurement period for the entire award for a fourth year without a change to the pre-set vesting criteria. A similar election may be made at the end of year four. The 1994 awards of restricted shares vested 100% at the end of the initial three-year vesting period and the awards were released in 1999. The 1995 awards vested 25% based on the 31 December 1997 ranking and the rights become exercisable in February 2000. The three-year measurement period for the 1996 awards ended on 31 December 1998 with a zero vesting.

The obligations under the plan, and those of the performance-related share plan discussed below, will be met from shares held by Reuters Employee Share Ownership Trusts (ESOTs). The costs are charged to profit over the vesting period.

Performance-related share plan

Reuters has another performance-related share plan for senior executives not participating in the long-term incentive plan. Under this plan, the performance-related share plan, awards have been made to approximately 1,100 executives. The rules for vesting have been brought into line with those currently operating for the long-term incentive plan.

Participants in the 1999 award received rights to a total of 3.8 million shares (1998 –1.9 million; 1997 –1.3 million).

TIBCO Finance Technology Inc. share option plan

Following the creation, in late 1996, of a new subsidiary (now an associate), TIBCO Software Inc., to exploit middleware products outside the finance industry, an option plan was established over TIBCO Software Inc. shares for TIBCO Finance Technology Inc. employees. These options will be satisfied through existing TIBCO Software Inc. shares owned by Reuters. As at 31 December 1999 options had been granted to TIBCO Finance Technology Inc. employees equivalent to approximately 8% of TIBCO Software Inc. on a fully diluted basis.

Plan 2000

In 1998 a new, all-employee, option plan was introduced to help retain and motivate staff worldwide at a time of unprecedented adjustments to be made for the euro and the Millennium. Under the terms of the plan all staff had the chance to apply for a single award of options to acquire 2000 shares. Grants were made in September 1998 and to new employees in early 1999, at exercise prices of 550p per share and 814p per share respectively. At 31 December 1999 options to acquire a total of 28,180,000 shares had been granted to over 14,000 employees, including executive directors. The options are generally exercisable in September 2001, expiring generally in September 2005. No further options are to be awarded under this plan.

Deferred share bonus plan

A once-off deferred bonus plan has been adopted for senior managers (excluding the executive directors). Shares equivalent to a value not exceeding 100% of salary have been awarded as a special 1999 deferred bonus to 97 senior managers. The 1.4 million shares awarded will be met from shares held by Reuters Employee Share Ownership Trusts (ESOTs) costing £10.5 million, and will be released to the awardees in 2002. The awards are conditional on continued employment for the two-year retention period.

Save-as-you-earn (SAYE) and stock purchase plans

Employees are eligible to save a fixed sum each month and to use these funds to exercise options over Reuters shares. Generally, the exercise price is fixed at 20% below the market price at the start of the savings period. The maximum monthly saving is £250 (or equivalent) and participants can choose between plans having either a five-year or a three-year savings period.

28      Reuters Group PLC Annual Report 1999

Vested options on Reuters Group PLC shares held by directors during 1999 were as follows:

		NO. OF OPTIONS
	DATE OF GRANT	AT 31 DEC 1998	AT 31 DEC 1999	EXERCISE PRICE PENCE	NET VALUE 31 DEC 1999 £000	DATE FROM WHICH EXERCISABLE	EXPIRY DATE

Sir Christopher Hogg
SAYE	Mar 1997	2,065	2,065	501.0	7	Apr 2002	Oct 2002

		2,065	2,065		7

P Job
SAYE	Mar 1997	2,065	2,065	501.0	7	Apr 2002	Oct 2002
	Mar 1998	1,443	1,443	478.0	5	Apr 2003	Oct 2003
Plan 2000	Sep 1998	2,000	2,000	550.0	6	Sep 2001	Sep 2005

		5,508	5,508		18

J-C Marchand
SAYE	Sep 1996	1,721	1,721	601.2	4	Oct 2001	Apr 2002
	Mar 1997	1,377	1,377	501.0	5	Apr 2002	Oct 2002
Plan 2000	Sep 1998	2,000	2,000	550.0	6	Sep 2001	Sep 2002

		5,098	5,098		15

J M C Parcell
Executive	Aug 1992	40,000	40,000	253.5	238	Aug 1995	Aug 2000
SAYE	Mar 1997	2,065	2,065	501.0	7	Apr 2002	Oct 2002
Plan 2000	Sep 1998	2,000	2,000	550.0	6	Sep 2001	Sep 2005

		44,065	44,065		251

R O Rowley
SAYE	Mar 1997	2,065	2,065	501.0	7	Apr 2002	Oct 2002
	Mar 1998	1,443	1,443	478.0	5	Apr 2003	Oct 2003
Plan 2000	Sep 1998	2,000	2,000	550.0	6	Sep 2001	Sep 2005

		5,508	5,508		18

D G Ure
Plan 2000	Sep 1998	2,000	2,000	550.0	6	Sep 2001	Sep 2005

		2,000	2,000		6

A-F H Villeneuve
SAYE	Mar 1997	2,065	2,065	501.0	7	Apr 2002	Oct 2002
	Mar 1998	1,443	1,443	478.0	5	Apr 2003	Oct 2003
Plan 2000	Sep 1998	2,000	2,000	550.0	6	Sep 2001	Sep 2005

		5,508	5,508		18

No options were granted to, or exercised by, directors during 1999. A gain of £251,850 was made by a director on exercise of options in 1998. The closing mid-market price of Reuters ordinary shares on 31 December 1999 was 849.5p. During 1999 the price for Reuters ordinary shares ranged between 486p and 1011p.

Options outstanding under all option plans at 31 December 1999 related to 41,415,560 shares. The number of shares issued under share options granted over the 10 years to 31 December 1999, combined with the total options outstanding at 31 December 1999 relating to the same grants, was approximately 6.2% of issued share capital at that date. This compares with a maximum authorised level of 10%. Also at 31 December 1999 the ESOTs held 21,041,323 shares of Reuters Group PLC, approximately 1.5% of issued share capital. The authorised limit is 5%.

Reuters Group PLC Annual Report 1999      29

Report on remuneration and related matters continued DIRECTORS’ INTERESTS The interests of directors in the issued share capital of group companies at 31 December 1999 were as follows:

Reuters Group PLC	1999	1998

R P Bauman	8,666	8,666
Sir John Craven	6,846	6,846
Sir Christopher Hogg	31,693	26,693
P Job	224,994	158,411
J-C Marchand	65,425	44,159
R G Mendoza	8,000	–
R Olver	3,000	–
J M C Parcell	66,000	81,638
R O Rowley	182,473	151,691
C J F Sinclair	10,062	10,062
D G Ure	346,099	344,099
A-F H Villeneuve	82,335	135,839
Sir David Walker	2,600	2,600

	1,038,193	970,704

Directors were the beneficial holders of all shares listed, except for the following shares held by, or in trust for the benefit of, family members. Peter Job: 3,050 shares (1998 – 483); Rob Rowley: 5,606 shares (1998 – 4,606) and André Villeneuve: 32,990 shares (1998 – 120,687).

None of the directors has notified the company of an interest in any other shares, transactions or arrangements which require disclosure. There have been no movements in the interests of the directors in the share capital of the group companies since 31 December 1999.

In October 1999, the Remuneration Committee resolved that executive directors should retain a shareholding in the company equivalent to 100% of basic salary after three years as a director, rising to 200% of basic salary after five years as a director.

On behalf of the Board

/s/ Christopher Hogg

Sir Christopher Hogg
Chairman
11 February 2000

30      Reuters Group PLC Annual Report 1999

Statement of directors’ responsibilities

Reuters directors are required by UK company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and group as at the end of the financial year, and of the profit and cash flows of the group for the period. Reuters is also required to prepare financial statements in accordance with the requirements of the SEC.

Reuters has complied with both UK and US disclosure requirements in this report in order to present a consistent picture to all shareholders. In preparing the financial statements, applicable accounting standards have been followed, suitable accounting policies have been used and applied consistently and reasonable and prudent judgements and estimates have been made.

The directors have reviewed the group’s budget and cash flow forecast for the year to 31 December 2000 and outline projections for the subsequent year in the light of the sound financial position and borrowing facilities at 31 December 1999. On the basis of this review the directors are satisfied that Reuters is a going concern and have continued to adopt the going concern basis in preparing the financial statements.

As explained on page 23, for 1999 the Board is reporting on internal financial control. The directors acknowledge their responsibility for the group’s system of internal financial control and confirm that they have reviewed its effectiveness. They consider that it is appropriately designed to provide reasonable but not absolute assurance that assets are safeguarded against material loss or unauthorised use and that transactions are properly authorised and recorded. The concept of reasonable assurance recognises that the cost of a control procedure should not exceed the expected benefits. The control system includes written accounting and control policies and procedures, clearly drawn lines of accountability and delegation of authority and comprehensive financial reporting and analysis against approved budgets. In a growing group of the size, complexity and geographical diversity of Reuters it should be expected that breakdowns in established control procedures may occur. During 1999 the directors were not aware of any such breakdowns which resulted in a material loss.

The group monitors its internal financial control system through management reviews, detailed representation letters on compliance signed by the chief executive and chief financial officer of each significant business unit and a programme of internal audits. The group’s external auditors, PricewaterhouseCoopers, have audited the financial statements and have reviewed the work of the internal auditors and the internal financial control systems to the extent they considered necessary to support their audit report. The Audit Committee has met the internal auditors and PricewaterhouseCoopers to discuss the results of their work.

By order of the Board

/s/ Rosemary Martin

Rosemary Martin
Company Secretary
11 February 2000

Reuters Group PLC Annual Report 1999      31

Auditors’ report to the members of Reuters Group PLC

AUDIT REPORT

We have audited the financial statements on pages 44–74, incorporating pages 24–30 which have been prepared under the historical cost convention and the accounting policies set out on pages 73–74, and the summary of differences between UK and US Generally Accepted Accounting Principles on pages 75–77.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the annual report as described on page 31. This includes responsibility for preparing financial statements in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the London Stock Exchange and our profession’s ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors’ remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the statement on pages 22–23 reflects the company’s compliance with the seven provisions of the Combined Code specified for our review by the London Stock Exchange and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

UNITED KINGDOM OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 December 1999 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the United Kingdom Companies Act 1985.

UNITED STATES OPINION

In our opinion, the financial statements present fairly, in all material respects, the financial position of the group at 31 December 1999, 1998 and 1997 and the results of its operations and cash flows for each of the three years in the period ended 31 December 1999 all expressed in pounds sterling in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31 December 1999, and consolidated shareholders’ equity at 31 December 1999, 1998 and 1997, all expressed in pounds sterling, as shown in the summary of differences between UK and US Generally Accepted Accounting Principles set out on pages 75–77.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and
Registered Auditors
London
11 February 2000

PricewaterhouseCoopers [LOGO]

32      Reuters Group PLC Annual Report 1999

Operating and financial review

The following review has been prepared in accordance with both the recommendations of the UK Accounting Standards Board in their statement entitled ‘Operating and Financial Review’, and the US requirement for a ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations.’

Under US law all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under ‘Cautionary Statements’ on pages 41–43 as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date hereof and attributable to Reuters are expressly qualified in their entirety by such Cautionary Statements.

1. FINANCIAL SUMMARY

	Year to 31 December

£m	1999	1998		1997

Revenue	3,125		3,032		2,882
Operating profit	549		550		541
Joint venture/associates	(17)		(1)		(1)
Disposals
– investments	50		26		–
– subsidiaries	52		–		–
Other income	2		3		6
Net interest	(4)		2		80
PBT	632		580		626
EPS	30.2	p	26.7	p	24.0	p

Revenue increased 3% at actual rates to £3,125 million in 1999. At comparable rates revenue increased 1% compared with 9% growth in 1998.

Underlying revenue excluding Reuters Business Briefing and TIBCO Software Inc. increased 4% at actual rates to £3,081 million in 1999. At comparable rates underlying revenue increased 2% compared with 7% growth in 1998.

Operating profit before currency hedging grew by 6% at actual rates and 3% at comparable rates, compared to growth of 14% at comparable rates in 1998. Actual rates performance benefited from the weakness of sterling against the US and Japanese currencies. Operating profit after currency hedging was flat at £549 million.

Total goodwill in the year was £61 million, of which £14 million was charged to associates and joint ventures. This compares to goodwill of £51 million in 1998 of which £5 million was charged to associates, and total goodwill of £51 million in 1997.

Incremental external millennium costs were £25 million in 1999, compared to £31 million in 1998. Total millennium costs were £42 million in 1999, compared to an original budget of £28 million. Spend in 1998 was £55 million.

Recognised currency hedging gains in the year were £9 million compared with £45 million in 1998 and £56 million in 1997. The reduction in 1999 was due mainly to the relative strength of sterling when hedging for 1999 was undertaken.

Operating profit margin was 17.6%, slightly lower than the 1998 margin of 18.2%, (1997 margin 18.8%).

Disposal of fixed asset investments realised a profit of £50 million, compared to £26 million in 1998, mainly relating to Greenhouse Fund disposals.

The successful Initial Public Offering (IPO) of TIBCO Software Inc. on NASDAQ resulted in an accounting profit of £52 million in 1999.

Earnings before interest, tax, depreciation and amortisation (EBITDA) increased 5% at actual rates to £1,008 million, and increased 6% at comparable rates. This compares with growth in 1998 of 6% at actual rates and 14% at comparable rates.

EBITDA has been restated to include profits and losses derived from the disposal of subsidiary undertakings and fixed asset investments. Comparatives have been restated accordingly.

Net interest payable was £4 million compared with net interest receivable of £2 million in 1998 and £80 million in 1997. This reflected the return of £1.5 billion of cash to shareholders in February 1998.

Profit before tax increased 9% to £632 million in 1999, compared with a decline of 7% in 1998 at actual rates.

The tax charge for 1999 is based on an effective tax rate of 30% on profit before goodwill amortisation compared with a rate of 31% in 1998 (34.9% in 1997) and the UK corporate tax rate of 30.25% for 1999.

Earnings per share increased 13% in 1999 to 30.2p from 26.7p in 1998 ahead of profit before tax growth. This is principally a result of the reduction in the tax rate. Earnings per share growth in 1998 was 11%.

Free cash flow per share was 28.4p, down 17% from 34.1p in 1998 reflecting higher working capital requirements. Free cash flow per share in 1997 was 27.7p.

Investment in the business continued with £244 million of fixed asset additions, £197 million of development expenditure and £89 million of acquisitions and investments net of disposal proceeds. The impact of acquisitions and disposals was not material to group revenue and operating profit growth.

2. OPERATING PERFORMANCE
Revenue by type

	Year to 31 December

£m	1999	1998	1997

Recurring	2,338	2,219	2,140
Usage	609	572	518
Outright	178	241	224

Total	3,125	3,032	2,882

Recurring revenue, which is principally derived from the sale of subscription services, represented 75% of group revenue in 1999, compared with 73% in 1998 and 74% in 1997.

Usage-based revenue, principally derived from Instinet and Dealing 2000–2, represented 19% of total revenue in line with 1998 and 18% of total revenue in 1997.

Reuters Group PLC Annual Report 1999      33

Operating and financial review continued

Outright revenue which comprises once-off sales of information management systems and risk management software, represented 6% of group revenue in 1999 and 8% in both 1998 and 1997.

Revenue by geography

[THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

Revenue by geography

EMA	53%
Asia/Pacific	16%
The Americas	31%

Revenue in Europe, Middle East and Africa (EMA) fell by 1% at both actual rates and comparable rates in 1999 and grew 7% at actual rates and 9% at comparable rates in 1998.

The Americas saw revenue growth of 11% at actual rates and 8% at comparable rates in 1999 and 9% at actual rates and 13% at comparable rates in 1998.

Revenue in Asia grew 3% at actual rates and fell 4% at comparable rates in 1999 and fell 6% at actual rates and grew 1% at comparable rates in 1998.

Divisional performance

[THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

% Divisional revenue

RI	53%
RTS	25%
RV	5%
Instinet	17%

With effect from 1 January 1999, Reuters restructured its business along divisional lines around the markets that it serves:

Global financial markets
Reuters Information (RI)
Reuters Trading Systems (RTS)

Electronic equity brokerage
Instinet

Other markets
Reuters Ventures (RV), including the Greenhouse Fund.

RI and RTS, the two largest divisions, distribute their products to customers through a common infrastructure, the Global Sales and Operations Group (GSO), responsible for sales, delivery, installation and customer support. Where appropriate RV utilises the GSO structure and Instinet operates on an autonomous basis.

In 2000 Reuters Trading Systems was renamed Reuters Trading Solutions and Reuters Ventures was renamed Reuterspace.

	Year to 31 December

£m	1999	1998	1997

Revenue
RI	1,619	1,531	1,477
RTS	780	827	800

RI/RTS	2,399	2,358	2,277
Instinet	525	446	383
RV	157	154	167

Total	3,081	2,958	2,827
Contribution
RI	253	158	157
RTS	230	286	276

RI/RTS	483	444	433
Instinet	129	155	149
RV	(15)	(27)	(29)

Total	597	572	553

Divisional profit performance (contribution) excludes goodwill and currency hedging which are managed and reported on a group basis.

Divisional results for 1998 and 1999 exclude Reuters Business Briefing, accounted for as a joint venture since its merger with Dow Jones Interactive in July 1999 now trading as Factiva, and TIBCO Software Inc., accounted for as an associate following its IPO in July 1999.

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

1999 Divisional performance

	Revenue	Costs	Contribution
Growth at actual rates	4%	4%	5%
Growth at comparable rates	2%	2%	2%

Overall divisional revenue growth of 2% at comparable rates compares to growth of 8% in 1998.

The combined revenue of RI and RTS represented 78% of total divisional revenue and 80% in 1998 (1997: 79%).

Divisional contribution increased 5% at actual rates to £597 million compared with growth of 4% in 1998.

RI and RTS combined represented 82% of total divisional contribution for 1999 with

34      Reuters Group PLC Annual Report 1999

growth of 6% at comparable rates. In 1998 combined contribution represented 88% of total divisional contribution with growth of 17%.

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

Contribution margin at actual rates

	RI	RTS	RV	Instinet

1999	16%	30%	-10%	25%
1998	10%	35%	-18%	35%

Contribution margin at actual rates was 19%, broadly in line with 1998 and 20% in 1997.

The RTS and Instinet margins in 1999 were impacted by decline in profitability of Dealing and Instinet US respectively, combined with internal investments in new initiatives.

Divisional second half performance

	Six months to 30 June		Six months to 31 December

£m	1999	1998	1999	1998

Revenue	1,516	1,419	1,565	1,539
% change
Actual	7%	2%
Comparable	5%	0%
Contribution	306	291	290	282
% change
Actual	6%	3%
Comparable	1%	3%

Revenue growth at comparable rates was 5% in the first half of the year and flat in the second half. The second half results reflected in particular the effect that millennium concerns had on many of our customers who deferred purchases.

Fourth quarter revenue was flat at both actual and comparable rates.

Growth in contribution at comparable rates improved from 1% in the first half to 3% in the second half.

Joint ventures, associates and investments

Excluded from operating profit are a number of strategic investments, minority stakes and joint ventures managed by the divisions. The more significant of these are set out below:

Reuters Trading Systems:

•	GL Trade (34.2%)
GL Trade is a developer of interactive software providing ‘electronic’ gateways to electronic exchanges. Reuters share of GL Trade’s profit for 1999 was £2 million. Reuters Ventures:
•	Factiva (50%)
•	Greenhouse Fund (various)
•	ITN (20%)

Factiva is a joint venture that combines the businesses of Reuters Business Briefing and Dow Jones Interactive. Reuters share of Factiva’s losses for the second half of the year was £4 million.

Disposal of Greenhouse Fund investments realised a profit of £37 million in the year. The Fund acquired new investments costing £61 million.

Reuters share of profits from ITN, which principally provides daily scheduled programmes of international and national news for television and radio, was £2 million in 1999.

Instinet:

•	Tradepoint Financial Networks Plc (7.5%)
•	Archipelago LLC (16.4%)
•	W.R. Hambrecht & Co. (11.4%)

Tradepoint is a London-based for-profit stock exchange offering an electronic order driven equities market for UK securities.

Archipelago is an electronic communications network for NASDAQ stocks to match purchases and sales electronically outside the exchange trading system.

W.R. Hambrecht is an investment bank offering an ‘Open IPO’ system that allows companies to be taken public via auction on the Internet.

Corporate:

•	TIBCO Software Inc. (62.3%)

TIBCO Software Inc. is a provider of real-time infrastructure software for the Internet. Reuters share of the TIBCO Software Inc.’s loss for the second half of the year was £3 million.

Reuters realised an accounting profit of £52 million from the successful IPO of TIBCO Software Inc. on NASDAQ in July 1999. Voting rights of Reuters are restricted to 49% and accordingly this company is now accounted for as an associate.

If all outstanding employee options were exercised Reuters diluted shareholding would be 47%.

3. DIVISIONAL REVIEW

Reuters Information

Reuters Information (RI) is responsible for the majority of financial information products. Its aim is to produce, for financial professionals and their clients, its own differentiated content and features while aggregating key third party products in a convenient way.

	Year to 31 December

£m	1999	1998	1997

Revenue	1,619	1,531	1,477
Costs	1,366	1,373	1,320

Contribution	253	158	157

Contribution
% change
Actual	60%	0%
Comparable	52%	15%

Margin	16%	10%	11%

Revenue growth at actual rates was 6%, or 4% at comparable rates with growth in 1998 of 7% at comparable rates. Excluding the impact of acquisitions, underlying revenue growth was 3% at comparable rates in 1999 and 7% in 1998.

RI costs declined by 2% at comparable rates in 1999 and increased 7% at comparable rates in 1998, resulting in a contribution growth of 52% in 1999 and 15% in 1998. The reduction in costs reflects the benefits from the divisional restructuring, including the rationalisation of central development groups and streamlining of sales and support activities. Also included is the reversal of an accrual in respect of third party data fees no

Reuters Group PLC Annual Report 1999      35

longer required. Excluding the benefit from this reversal, RI contribution at comparable rates would have been 38%. Operating and financial review continued

	Year to 31 December

£m	1999	1998	1997

Revenue
Europe,
Middle East & Africa	974	931	890
Asia/Pacific	302	283	299
The Americas	343	317	288

Total	1,619	1,531	1,477

Revenues in Europe, Middle East and Africa grew 5% at comparable rates. Double-digit growth in Germany and a strong performance in Italy more than offset low growth in the UK.

Revenue growth of 6% was achieved in the Americas at comparable rates. This included the impact of the acquisition of Lipper Analytical Services in July 1998. Excluding Lipper, underlying revenue from North America grew by 2% and revenue from Latin America declined by 4%.

Difficult trading conditions continued to affect the business in Asia where revenue declined by 2% at comparable rates. Revenue reductions in Hong Kong and Indonesia offset 4% revenue growth in Japan.

	Year to 31 December

	1999	1998	1997

Accesses (000s)
3000 products	71	48	26
Other Upper Tier	139	161	168

Total Upper Tier	210	209	194
Off Trading Floor	97	70	49
Other (including domestic equities)	129	119	127

	436	398	370
Mobile	41	31	11

Total	477	429	381
Revenue
per access (£000)
3000 products	6.8	6.6
Other Upper Tier	5.6	5.8
Overall revenue per access	3.6	3.8

The presentation of access numbers has been revised to exclude Online Investor Services accesses because the product is sold on a licence rather than individual subscriber basis.

The number of “other upper tier” accesses declined by 14% in 1999 and 4% in 1998 as customers transferred to the 3000 products.

Mobile includes short messaging services, pocket watches and pagers.

Overall RI installed accesses grew by 11% in 1999 compared to growth of 13% in 1998. Approximately 28% of 3000 installations at 31 December 1999 related to new users of which over 6,300 were installed during 1999.

Revenue per access declined 7% at comparable rates, primarily as a result of a greater proportion of lower priced Off Trading Floor and domestic products.

Reuters Trading Systems

Reuters Trading Systems (RTS) supplies customers with an open technology and transaction framework for improving their business processes. This means developing applications and trade execution facilities that can be used alongside other systems customers may own and linking these to a variety of information sources, either internally or externally via the Internet.

During 1999 RTS was affected by customer restrictions on project implementations due to preparations for the millennium changeover. This delayed systems purchase decisions. The introduction of the euro and continued consolidation in the finance industry depressed the foreign exchange transaction business.

	Year to 31 December

£m	1999	1998		1997

Revenue	780		827	800
Costs	550		541	524

Contribution	230		286	276

Contribution
growth %
Actual	(20%	)	4%
Comparable	(21%	)	10%

Margin	30%		35%	35%

Revenue from the underlying business, excluding Reuters Voice Systems, which was sold in December 1998, declined by 4% at actual rates and 5% at comparable rates in 1999 and grew by 4% at actual rates in 1998.

Costs increased by 1% compared to 1998 and remained stable at comparable rates. Investment in development and sales support at TIBCO Finance and in Securities Transactions Systems were partly offset by cost reductions in the Dealing business and the disposal of Reuters Voice Systems. In 1998 costs increased by 3% at actual rates and 6% at comparable rates.

Dealing	Year to 31 December

£m	1999	1998		1997

Revenue	397		427		436
% change
Actual	(7%	)	(2%	)
Comparable	(9%	)	2%

Dealing accesses at the end of 1999 numbered 23,000, a decline of 5% compared with 1998 and dealing accesses at the end of 1998 fell 4% compared with 1997.

Financial Enterprise Systems	Year to 31 December

£m	1999	1998		1997

Revenue	260		275	273
% change
Actual	(6%	)	1%
Comparable	(8%	)	4%

Excluding the impact of the acquisitions of MarketNet and Decision Support Systems SA (DSS), revenue decreased by 8% at actual rates. Revenue growth was lower in the second half of the year as a result of customer millennium freezes and a consequential decline in licence sale revenues at TIBCO Finance.

Risk Management Systems	Year to 31 December

£m	1999	1998	1997

Revenue	89	83	57
% change
Actual	7%	46%
Comparable	7%	50%

Strong revenue growth from Risk Management products in the first half of the year was offset by a slow second half as customers instituted millennium freezes on new software implementations. In 1998 revenue growth was 50% at comparable rates and 46% at actual rates.

36      Reuters Group PLC Annual Report 1999

Other	Year to 31 December

£m	1999	1998	1997

Revenue	34	23	14
% change
Actual	48%	64%
Comparable	29%	64%

Other revenue includes securities order management via Reuters InterTrade Direct formed from the Liberty SA acquisition. Average monthly trading volumes on Reuters InterTrade Direct in 1999 have grown by more than 200% compared to 1998.

Instinet

Instinet provides global electronic equity brokerage services to investment professionals.

	Year to 31 December

£m	1999	1998		1997

Revenue
Instinet US	407		361	331
Instinet International	117		85	52
Fixed Income	1		–	–

Total	525		446	383
Costs	396		291	234

Contribution	129		155	149

Contribution
% change
Actual	(17%	)	4%
Comparable	(18%	)	7%

Margin	25%		35%	39%

Revenue grew 18% at actual rates in 1999 and 15% at comparable rates, with US revenue growth of 10% and international revenue growth of 39%. Instinet revenue growth at actual rates in 1998 was 16%.

The US equity business saw share volumes increase by 21% although average cents per share price continued to decline. As a result revenue growth in the US was restricted to 10% at comparable rates. In the international markets trading volumes increased 36% compared to 1998, (52% in 1997).

Investment in 1999 included £65 million of capital expenditure particularly on system capacity, which was required to comply with US trading rule changes. In addition £23 million was spent on the development and preparation to launch a fixed income product and £16 million in the development of a retail product, including £6 million of branding expenditure. This contributed to a decline in contribution of 18% at comparable rates, (7% growth in 1998).

Instinet continues to face significant change in its core markets driven by new and developing technologies, increased competition and an evolving regulatory environment.

Reuters is actively considering its strategic options for Instinet, one of which is an IPO. At the same time, Instinet is developing a number of new opportunities including products for the fixed income and retail markets, both of which will be launched in the near future.

For information concerning certain rules that could affect Instinet’s business see Cautionary Statements: ‘SEC rules on ECN usage’, ‘SEC Rules for Alternative Trading Systems’, and ‘NASD initiatives’on page 42.

Reuters Ventures

Reuters Ventures is the umbrella for a suite of business activities aimed at opportunities outside the core wholesale finance market and also contains the Media Group which houses the traditional news and internet new media publishing business.

	Year to 31 December

£m	1999	1998	1997

Revenue	157	154	167
Costs	172	181	196

Contribution	(15)	(27)	(29)

Contribution
% change
Actual	44%	7%
Comparable	40%	13%

Revenue for the period grew 2% at actual rates and remained constant at comparable rates. Excluding the impact of acquisitions and disposals, underlying revenue grew 11% at actual rates and 10% at comparable rates.

Revenue growth was fuelled by growth of 226% at actual rates derived from internet sales which was offset by slower growth opportunities in traditional text publishing markets.

During the year VentureOne and The TowerGroup were acquired.

Revenue for 1998 was 8% lower than in 1997 due to the disposal of the satellite services business in 1997 and fewer TV location specials.

Reuters Ventures costs fell by 5% at actual rates in 1999 and fell by 8% in 1998. Excluding acquisitions and disposals, costs increased 5% at actual rates and 4% at comparable rates. Benefits from the reductions in the TV cost base have been offset by higher Greenhouse costs.

Greenhouse Fund

The Reuters Greenhouse Fund, which holds 38 investments in quoted and unquoted US, European and Asian high technology companies, disposed of a number of investments in 1999 resulting in a pre-tax profit of £37 million. At 31 December 1999 the market value of quoted Greenhouse Fund investments was £438 million.

Other initiatives include the appointment of advisors to prepare for an IPO of a portion of the Greenhouse Fund in order to build on the success of the Fund at a faster pace.

Greenhouse Fund	Year to 31 December

£m	1999	1998

Unquoted investments
Cost	57	10
Quoted investments
Cost	20	7
Market value	438	47

Greenhouse
Fund profits	37	26

Reuters Group PLC Annual Report 1999 37

Operating and financial review continued 4. GROUP COSTS

Cost by function	Year to 31 December

£m	1999	1998	1997

Production and
communications	1,556	1,571	1,486
Selling and
marketing	513	479	448
Support services and administration	466	425	412
Goodwill amortisation	47	46	51
Net currency gain	(6)	(39)	(56)

Total	2,576	2,482	2,341
% change
Actual	4%	6%
Comparable	1%	8%

The presentation of costs by function has been revised to reflect more closely the activities under which costs are managed in the new divisional organisational structure. Where costs relate to two or more divisions they are allocated across divisions using the most appropriate metrics available. These allocation methods may change over time as measurement techniques are refined.

Production and communications

This comprises costs involved in the development and delivery of Reuters products and content to its clients. These costs fell by 1% at actual rates (increased 6% in 1998) due principally to the streamlining of development activity and the one-off reversal of an accrual in respect of third party data fees.

Selling and marketing

These costs relate to sales, marketing and client support activities. Selling and marketing have increased by 7% in line with the growth in 1998, principally reflecting growth in salary costs.

Support services and administration costs

This represents the cost of maintaining the company’s internal infrastructure, including internal systems, property and office costs, finance, legal and general management costs. These costs have increased by 10% (compared to growth of 3% in 1998) due to a significant increase in support and general management costs at Instinet.

Cost by type	Year to 31 December

£m	1999	1998	1997

Staff	987	928	835
Services	641	586	585
Depreciation	310	331	312
Data	227	242	207
Comms	205	207	201
Space	145	129	142
Other	80	59	59
Factiva cost reimbursement	(19)	–	–

Total	2,576	2,482	2,341
% change
Actual	4%	6%
Comparable	1%	8%

Staff costs rose by 5% at comparable rates on average headcount in the year of 16,662 compared to 16,690 in 1998. Staff costs in 1998 at comparable rates were 14% higher than in 1997.

Services costs increased 8% at comparable rates in 1999 (2% in 1998) due to expenditure associated with the Millennium Programme and higher advertising spend.

Depreciation decreased by 6% at comparable rates in 1999 (increased 7% in 1998) due to lower subscriber capital expenditure as clients increasingly opt to use their own hardware.

Data costs fell 8% at comparable rates in 1999 (grew 20% in 1998) reflecting the one-off reversal of an accrual in respect of third party data fees no longer required.

Communication costs fell 3% at comparable rates in 1999 (increased 7% in 1998) with increased capacity requirements offset by tariff reductions.

5. SHAREHOLDER VALUE

Reuters aims to grow its value and outperform its peers. Reuters believes that its mix of assets, some of which are unique to the company, will help it to meet this aim. These assets, some of which are not included in the consolidated balance sheet, include:

•	Reuters independence, as enshrined in the Reuters Trust Principles;

•	Goodwill attached to the Reuters name;

•	Software and other intellectual property;

•	Global databases of financial and other information;

•	An integrated global organisation including a skilled workforce;

•	The market value of various investments which are held at cost under UK GAAP or the net asset value.

Reuters uses a model for measuring and ranking its total shareholder return (TSR) compared with that of the other 99 companies in the FTSE 100 index at the start of each measurement period. This model is used to determine vesting of awards under performance-linked share plans. Reuters rankings over the completed three-year periods, and ongoing two- and one-year measurement periods are set out below:

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

Reuters TSR ranking in FTSE 100

Completed periods
95-97	60
96-98	79
97-99	71
Ongoing periods
98-99	52
1999	18

6. FINANCIAL NEEDS AND RESOURCES

‘Free cash flow’ which comprises operating cash flow and investment income received less net interest expense, tax paid and expenditure on tangible fixed assets was £402 million, compared with £490 million in 1998 and £449 million in 1997. The reduction in 1999 reflected higher working capital requirements, in particular the net increase in counterparty balances at Instinet.

Additions to tangible fixed assets were £244 million, £52 million lower than 1998. Subscriber equipment expenditure declined £54 million to £65 million in 1999 as spending on millennium and 3000 product upgrades declined. Other equipment additions rose £2 million to £179 million.

Reuters spent £135 million on acquisitions and investments compared to £157 million in 1998. In 1999 £68 million was spent on Reuters shares acquired by an employee share

38      Reuters Group PLC Annual Report 1999

ownership trust compared with £7 million in 1998 and £14 million in 1997. Proceeds from the sale of fixed asset investments was £39 million, principally relating to Greenhouse Fund disposals in 1999.

Reuters paid dividends of £207 million, up £19 million from 1998, reflecting an increase in dividends per share and a marginal increase in the number of shares in issue.

Future dividends will be based on the results of RI and RTS, with the intention that payments will be covered at least 1.7 times by underlying earnings before goodwill as they would have been in 1999.

In 1999 Reuters repurchased and cancelled 4.7 million ordinary shares at a total cost of £25 million.

Net funds at 31 December 1999 amounted to £41 million, compared with net debt of £3 million at 31 December 1998 (1997: £1,290 million net funds). Net funds at 31 December 1999 comprised cash and short-term investments of £609 million offset by gross debt of £568 million.

Reuters expects to be able to finance its current business plans from existing resources and facilities.

At 31 December 1999 Reuters Group PLC had syndicated loan facilities of £500 million available which expire in December 2002, all undrawn at 31 December 1999.

A Euro Commercial Paper Programme established in 1998 provides access to £1.5 billion in uncommitted short-term finance, subject to market conditions. At 31 December 1999, Reuters had raised funds of £188 million under this programme, repayable at various dates through to April 2000.

In 1998 Reuters also established a Euro Medium Term Note Programme which provides access to £1.0 billion of uncommitted finance, subject to market conditions. At 31 December 1999, Reuters had raised funds of £259 million under this programme, repayable at various dates from February 2001 up to November 2004.

7. TREASURY MANAGEMENT

A substantial portion of Reuters revenue is committed under one- and two-year contracts and approximately 80% is denominated in non-sterling currencies. Reuters also has significant costs denominated in foreign currencies with a different mix from revenue. Reuters profits are, therefore, exposed to currency fluctuations. The approximate proportion of operating profit excluding goodwill amortisation and currency gains attributable to each key currency group was as follows:

Operating profit by currency	1999	1998

Continental Europe
– euro currencies	80%	80%
– other	19%	19%
US dollar	49%	54%
Japanese yen	12%	13%
Sterling
– depreciation	(52%)	(59%)
– other	(19%)	(22%)
Other	11%	15%

Total	100%	100%

Sterling costs exceeded sterling revenues due to the level of UK-based marketing, development, operational and central management costs and depreciation which, with the exception of Instinet, is largely accounted for in sterling once an asset has been acquired.

In broad terms using the 1999 mix of profits, the impact of an additional unilateral 1% strengthening of sterling would have been a reduction of approximately £10 million on operating profits before hedging (1998: £9 million).

Exchange rates had a small favourable impact on operating profits before hedging in 1999 compared with 1998.

[THE FOLLOWING TABLE WAS REPRESENTED BY A LINE CHART IN THE PRINTED MATERIAL.]

Sterling trade weighted exchange rate index

	1999	1998	1997

J	100.8	105.0	94.4
F	100.9	105.1	98.3
M	102.9	108.8	98.0
A	104.2	106.3	100.1
M	104.6	103.6	99.3
J	103.9	107.0	102.1
J	103.6	104.2	104.6
A	103.5	106.0	102.2
S	105.1	103.3	100.4
O	105.6	100.0	102.3
N	105.6	100.5	105.0
D	107.2	99.7	104.4

The risk that sterling might strengthen against foreign currencies is hedged within parameters laid down by the Board. The priority in treasury policy is to reduce the risk of year on year earnings volatility to acceptable levels while allowing a degree of flexibility to take advantage of market movements.

The main principles underlying currency hedging policies are as follows:

•	Committed hedging cannot exceed the underlying cash flow exposure;

•	Options may only be written against an underlying exposure;

•	Levels of cover for currency hedging cannot exceed 90% of underlying exposure for the first 12 months and 70% for the following 12 months.

The company has adopted value at risk (“VAR”) analysis as a means of quantifying the potential impact of exchange rate volatility on reported earnings. VAR is a measure of the potential loss on a portfolio within a specified time horizon, at a specified confidence interval. Loss is defined, in this instance, as the diminution in value of rolling 12-month forecast group profits denominated in sterling. Due to the approximations used in determining VAR, the theory provides order of magnitude estimates only but these are useful for comparison purposes.

Reuters Group PLC Annual Report 1999      39

Operating and financial review continued [A LINE CHART APPEARS HERE IN THE PRINTED MATERIAL]
Change in profit (£m)
	Probability
Profit (£)	Without Hedging	With Hedging
-125.7715775	4.25629E-06	6.87183E-15
-122.6272881	6.31798E-06	2.8608E-14
-119.4829987	9.28499E-06	1.14874E-13
-116.3387092	1.35096E-05	4.44911E-13
-113.1944198	1.94607E-05	1.66205E-12
-110.0501303	2.77545E-05	5.98872E-12
-106.9058409	3.91891E-05	2.08133E-11
-103.7615515	5.4784E-05	6.977E-11
-100.617262	7.58228E-05	2.25587E-10
-97.47297259	0.000103897	7.03522E-10
-94.32868315	0.000140949	2.11622E-09
-91.18439372	0.000189312	6.1399E-09
-88.04010428	0.000251741	1.71823E-08
-84.89581484	0.000331424	4.63788E-08
-81.7515254	0.000431989	1.20747E-07
-78.60723596	0.000557465	3.03216E-07
-75.46294652	0.000712229	7.34423E-07
-72.31865708	0.000900904	1.71577E-06
-69.17436765	0.001128223	3.86625E-06
-66.03007821	0.001398841	8.40312E-06
-62.88578877	0.001717112	1.76161E-05
-59.74149933	0.002086825	3.56202E-05
-56.59720989	0.002510906	6.94707E-05
-53.45292045	0.002991108	0.000130685
-50.30863102	0.003527692	0.000237121
-47.16434158	0.004119137	0.000414984
-44.02005214	0.004761886	0.000700505
-40.8757627	0.005450153	0.001140538
-37.73147326	0.006175833	0.001791131
-34.58718382	0.006928503	0.002713085
-31.44289438	0.007695561	0.003963857
-28.29860495	0.008462492	0.005585876
-25.15431551	0.00921326	0.007592471
-22.01002607	0.009930827	0.009953907
-18.86573663	0.010597771	0.012587012
-15.72144719	0.011196976	0.015352189
-12.57715775	0.011712349	0.018060783
-9.432868315	0.012129539	0.020493751
-6.288578877	0.0124366	0.022429776
-3.144289438	0.012624555	0.02367811
0	0.012687836	0.024109474
3.144289438	0.012624555	0.02367811
6.288578877	0.0124366	0.022429776
9.432868315	0.012129539	0.020493751
12.57715775	0.011712349	0.018060783
15.72144719	0.011196976	0.015352189
18.86573663	0.010597771	0.012587012
22.01002607	0.009930827	0.009953907
25.15431551	0.00921326	0.007592471
28.29860495	0.008462492	0.005585876
31.44289438	0.007695561	0.003963857
34.58718382	0.006928503	0.002713085
37.73147326	0.006175833	0.001791131
40.8757627	0.005450153	0.001140538
44.02005214	0.004761886	0.000700505
47.16434158	0.004119137	0.000414984
50.30863102	0.003527692	0.000237121
53.45292045	0.002991108	0.000130685
56.59720989	0.002510906	6.94707E-05
59.74149933	0.002086825	3.56202E-05
62.88578877	0.001717112	1.76161E-05
66.03007821	0.001398841	8.40312E-06
69.17436765	0.001128223	3.86625E-06
72.31865708	0.000900904	1.71577E-06
75.46294652	0.000712229	7.34423E-07
78.60723596	0.000557465	3.03216E-07
81.7515254	0.000431989	1.20747E-07
84.89581484	0.000331424	4.63788E-08
88.04010428	0.000251741	1.71823E-08
91.18439372	0.000189312	6.1399E-09
94.32868315	0.000140949	2.11622E-09
97.47297259	0.000103897	7.03522E-10
100.617262	7.58228E-05	2.25587E-10
103.7615515	5.4784E-05	6.977E-11
106.9058409	3.91891E-05	2.08133E-11
110.0501303	2.77545E-05	5.98872E-12
113.1944198	1.94607E-05	1.66205E-12
116.3387092	1.35096E-05	4.44911E-13
119.4829987	9.28499E-06	1.14874E-13
122.6272881	6.31798E-06	2.8608E-14
125.7715775	4.25629E-06	6.87183E-15

Reuters estimates that at 31 December 1999 there is a 5% chance that profits forecast for the coming 12 months will deteriorate by more than £52 million as a result of currency fluctuations before hedging and £27 million after hedging (1998: £70 million before hedging and £37 million after hedging). These figures represent the value at risk and are illustrated graphically above.

During 1999 the average value at risk on forecast profits for the coming 12 months was as follows:

Value at risk £m	Before hedging	After hedging

1999 Average	60	33
High	72	40
Low	52	27
1998 Average	64	35

The gains on currency hedging activities for the three years to December 1999 are summarised below:

Recognised gains/(losses) £m	1999	1998	1997

Currency hedging	9	45	56
Interest rate hedging	(1)	2	2

Recognised currency hedging gains were lower in 1999 compared with 1998 due mainly to the relative strength of sterling versus other European currencies when hedging for 1999 was undertaken. Of the currency gains recognised in 1999, £6 million related to contracts in place at the end of 1998.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements are set out below:

Currency hedging £m	Gains	(Losses)	Net

Unrecognised at 1 January 1999	7	(13)	(6)
Arising in previous years
– recognised in 1999	7	(10)	(3)
– not recognised in 1999	0	(3)	(3)
Arising in 1999
– not recognised in 1999	16	(9)	7

Unrecognised at 31 December 1999	16	(12)	4

Of which:
– expected to be recognised in 2000	15	(10)	5
– expected to be recognised in 2001 or later	1	(2)	(1)

Unrecognised gains of £4 million at 31 December 1999 compare with unrecognised losses of £6 million at 31 December 1998. The improvement reflects the strength of sterling at the end of 1999 compared with the end of 1998.

Net cash flows are mainly converted into sterling and either applied to reduce debt or invested in money market instruments with financial institutions holding strong credit ratings. The maturity of investments and debt are matched to minimise interest rate risk.

Interest rates are managed using a mix of financial instruments which commence and mature at various dates through to November 2004. Most interest rate hedging relates to the use of interest rate swaps to shorten the interest rate profile on medium term fixed rate notes issued.

Interest rate hedging £m	Gains	(Losses)	Net

Unrecognised at 1 January 1999	0	(1)	(1)
Arising in previous years
– recognised in 1999	0	(1)	(1)
Arising in 1999
– not recognised in 1999	0	(17)	(17)

Unrecognised at 31 December 1999	0	(17)	(17)

Of which:
– expected to be recognised in 2000	0	(7)	(7)
– expected to be recognised in 2001 or later	0	(10)	(10)

Unrecognised losses of £17 million on interest rate hedging at 31 December 1999 are a result of the increase in sterling interest rates since interest rate swaps were put in place and are offset by compensating adjustments to the fair value of the fixed rate notes issued.

In broad terms, using the average net funds position, a 1% increase in global interest rates would have reduced profit before tax in 1999 by approximately £1 million (1998: £1 million) excluding the impact of hedging.

8. US GAAP

Reconciliations of net income and shareholders’ equity under UK and US GAAP are set out on pages 76–77. A discussion of the relevant US accounting policies which differ materially from UK GAAP is given on page 75.

Under UK GAAP certain quoted investments such as those made by the Greenhouse Fund, are reflected on the balance sheet at cost as fixed assets, whereas under US GAAP such investments are marked to market and adjusted through the US statement of comprehensive income. The market value of quoted technology companies can change significantly. On a portfolio basis, a 10% move in the market price of the quoted investments in the Greenhouse Fund at 31 December 1999 would increase/decrease the value of the Fund by £44 million. Quoted investments are also exposed to exchange rate fluctuations. A strengthening of sterling against the US dollar would reduce the

40      Reuters Group PLC Annual Report 1999

market value of the Greenhouse Fund.

A different accounting treatment was required under US GAAP to reflect the impact of the capital reorganisation in February 1998. Under US GAAP this transaction was deemed to be a share consolidation combined with a special dividend, and required retroactive restatement of earnings and dividends per share and per ADS. Under UK GAAP no restatement of earnings per share was deemed necessary as the return of capital was considered to be equivalent to a repurchase of shares at market value and the number of new shares in Reuters Group PLC was set to facilitate comparability with those of Reuters Holdings PLC.

9. YEAR 2000 READINESS DISCLOSURE

Millennium Programme

Reuters established its Millennium Programme in 1996 to address the issues arising as a result of the change of millennium and the fact that the year 2000 is also a leap year.

The first goal of the Programme was achieved when Reuters moved into the year 2000 without any significant problems. It was not necessary to invoke any of Reuters Millennium continuity plans over this period.

The Millennium Programme involved the renovation of over 2,000 of Reuters proprietary software applications. More than 27,000 applications that run on Reuters production systems and over 350,000 applications on client site key stations globally were updated with millennium versions.

Year 2000 leap year

Algorithms within some computer programmes may not detect that the year 2000 is a leap year. Reuters Millennium Programme established procedures, including reviewing software code and testing computer systems, which would address both the millennium transition and the year 2000 leap year.

To manage this risk, Reuters will re-establish its millennium command centres with 24 hour staffing which were deployed over the millennium transition period. Reuters will also be prepared to invoke its millennium business continuity plans should these prove necessary.

Incorrect processing of dates surrounding the year 2000 leap year, either by Reuters proprietary computer systems or those of third parties, represents a residual business risk to Reuters.

Expenditure for 2000 is budgeted at approximately £4 million.

Millennium Programme costs

Details of the costs incurred in 1999 are set out below:

Costs £m	1999	1998

Internal effort
Development/testing	7	10
Implementation	10	14
External effort
Development/testing	12	18
Implementation	13	13

Total	42	55

Expenditure for 1999 of £42 million compares with the budget of £28 million reported in February 1999. The increase principally reflected additional expenditure on training, enhanced staff coverage over the millennium weekend and investment in continuity planning at Instinet.

Incremental capital expenditure arising as a direct result of the programme was £8 million in 1999. No estimation of the cost of assets replaced in the normal business cycle has been made.

Internal development effort in 1999 of £7 million represented 4% of total group development expenditure. The £10 million of implementation activity represented 5% of client site activity. Accordingly, Reuters believes that the Millennium Programme has not resulted in any material deferrals of product developments or decreases in service quality at client sites.

We do not expect to incur any significant incremental external costs in 2000.

10. CAUTIONARY STATEMENTS

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business and management’s strategy, plans and objectives for the company. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions, changes in regulatory policies, competition from other information and financial services providers, technological or other developments affecting the Internet, difficulties or delays by Reuters in developing new technology or software products and exposure to fluctuations in currency exchange rates.

Impact of currency movements

Reuters reports results in UK pounds sterling but receives revenue and incurs expenses in more than 70 currencies and is thereby exposed to the impact of fluctuations in currency rates. The euro’s continuing weakness relative to the pound in 1999 restricted revenue and earnings growth in 1999, and a continuation of the euro’s weakness could further restrict reported revenue and earnings in 2000. Reuters currency exposure is actively hedged. For additional information concerning currency fluctuations see “Treasury Management“on page 39–40.

State of financial markets

Reuters business is dependent upon the health of the financial markets and the participants in those markets. Reuters business could also be adversely affected by consolidations and rationalisations among clients in the financial services and other industries.

Reuters dealing products and Instinet are particularly dependent upon the level of activity in the foreign exchange and equity markets respectively.

Reuters Group PLC Annual Report 1999      41

Operating and financial review continued

Product development

Products in the information technology industry are becoming increasingly sophisticated with an associated increase in dependence on third party software. In addition, Reuters faces challenges in developing internet-based applications and software. As a result, Reuters, like other information vendors, may encounter difficulties or delays in the development, production, testing, marketing, installation and market acceptance of new products.

Broker activities

Certain Reuters subsidiaries act as brokers in the financial markets but do not undertake trading on their own account. Instinet Corporation is an agency broker in the equities markets and Reuters Transaction Services Limited (RTSL) operates the Dealing 2000–2 and 3000 electronic brokerage services for the foreign exchange market. These brokers could incur losses from broken trades and, in respect of equities, the failure of a counterparty. Reuters seeks to mitigate these risks by computerised systems, procedural controls and contractual agreements with customers.

SEC rules for alternative trading systems

In December 1998 the US Securities and Exchange Commission (SEC) promulgated new rules relating to the regulation of certain “alternative trading systems” (ATS). The rules expand the SEC’s interpretation of the definition of “exchange” under the US securities laws to encompass certain electronic brokerage activities, including those conducted by Instinet Corporation.

The requirements of Regulation ATS applicable to Instinet Corporation include, among others, mandatory public display of, and public access to, best-priced orders displayed within the system and the establishment and application of fair access and capacity, integrity and security standards. The new rules became effective on 21 April 1999, subject to a phase-in of the public display and access requirements. The phase-in schedule generally provides that an alternative trading system must have complied with the public display and access requirements with respect to a total of 50% of NASDAQ securities by 28 September 1999 and must comply with these requirements with respect to a total of 75% of NASDAQ securities by 25 April 2000; and with respect to a total of 100% of NASDAQ securities by 20 June 2000.

Instinet has modified and enhanced its trading systems to comply with Regulation ATS and its implementation dates. Instinet continues to review and monitor its trading system and procedures for compliance with Regulation ATS.

SEC rules on ECN usage

Reuters and Instinet Corporation continue to monitor the operation of the SEC rules governing market-maker and exchange specialist usage of electronic communications networks (ECNs).

Most recently, by letter dated 19 November 1999, the SEC Division of Market Regulation issued an extension, until 3 March 2000, of the Division’s no-action position verifying Instinet Corporation’s status as an ECN. The Division continues to condition its position upon, among other things, Instinet Corporation’s representation that it has sufficient capacity to handle the volume of trading reasonably anticipated. Reuters has no reason at this time to believe that Instinet Corporation will not be able to continue to meet its obligations as an ECN under currently applicable SEC rules, although no assurance can be given that the Division will continue to grant such letters or that the applicable rules or the enforcement of those rules will not change.

NASD initiatives

The US National Association of Securities Dealers, Inc. (“NASD”), which oversees the activities of US broker-dealers and also operates and regulates the primary market for the trading of over-the-counter securities (NASDAQ), is considering a number of changes to the NASDAQ marketplace.

Some of these changes could put the NASD into direct competition with Instinet or otherwise have a significant impact on Instinet’s business. Each of the NASD’s proposals must be approved by the SEC. At this time Reuters is unable to predict whether, when or in what form any of the NASD’s proposals will be approved or implemented, or the impact that any such implementation would have on Instinet Corporation’s business.

Instinet is in discussions with SEC and NASD staff regarding important issues such as ECN access fees, data dissemination, ECN access to ITS, SelectNet service and capacity and, most importantly, the overall structure of US equities markets. Reuters is unable to predict the outcome of these discussions and the evolution of the US equities market structure, although these issues and the market structure in general may have a significant impact on Instinet’s equities business.

Further regulation of transaction products

The increasing use of electronic systems as alternatives to traditional exchange and over-the-counter trading has led authorities in several jurisdictions to explore various methods of regulating such systems, including the SEC rules described above, implementation of which could impact Instinet and other transaction products offered by Reuters from time to time.

Networks and systems

Reuters networks and systems risk being impacted by a catastrophic failure of long or short duration due to factors beyond its control. Reuters seeks to minimise these risks as far as commercially reasonable by, inter alia, security controls, systems and communications redundancy and elimination of single points of failure where feasible.

Internet

The availability of the public Internet and internet technology is reducing barriers to entry for new information providers, creating additional competition and new price/cost dynamics in the industry. It may also increase the availability of commoditised data in cheaper forms and the loss of control over intellectual property. As a new publishing medium, it will also create new outlets for content providers.

Reuters strategy is based on developing internet-based products and reducing costs

42      Reuters Group PLC Annual Report 1999

through internet-based infrastructure. In pursuing this strategy, Reuters faces risks associated with delays or difficulties in developing and using new technology and software for the Internet. Reuters also faces risks associated with implementing its new business model in the competitive and rapidly changing Internet environment. There can be no assurance that Reuters will be able to successfully implement its strategy for the Internet or adapt its business to internet commerce.

Because of the increasing importance of the Internet to Reuters business, the value of Reuters shares may be more adversely affected by a decline in the value of internet stocks generally than would have been the case in the past.

Geographical operations

Reuters may suffer discriminatory tariffs or other forms of government intervention due to the nature of its editorial and other reporting activities.

Exposure to companies not controlled by Reuters

Reuters has entered into joint ventures with and made strategic investments in a number of companies involved in related business where Reuters does not exercise management control, including investments made through the Greenhouse Fund in internet-related companies. The value of Reuters interest in a number of these companies has increased significantly, in part as a result of increased investor interest in companies involved in the internet and technology sectors. The value of Reuters interests may fall if, among other things, the performance of these companies or companies in these sectors generally do not meet investors’ expectations or because of adverse economic conditions. Although Reuters generally seeks board representation or other means of participating in the management of companies or joint ventures in which it invests, Reuters ability to affect the performance of these companies or joint ventures may be limited where it does not exercise management control.

Reuters Group PLC Annual Report 1999      43

Consolidated profit and loss account for the year ended 31 December

	NOTES	1999 £m		1998 £m		1997 £m

Revenue: Group and share of joint venture		3,160		3,032		2,882
less share of joint venture revenue		(35)		–		–

Group revenue	1	3,125		3,032		2,882
Operating costs	2	(2,576)		(2,482)		(2,341)

Operating profit		549		550		541
Share of operating loss in:
Joint ventures		(6)		–		–
Associates		(11)		(1)		(1)
Profit on partial disposal of a subsidiary undertaking	32	52		–		–
Profit on disposal of fixed asset investments		50		26		–
Income from fixed asset investments		2		3		6
Net interest (payable)/receivable	3	(4)		2		80

Profit on ordinary activities before taxation		632		580		626
Taxation on profit on ordinary activities	4	(207)		(196)		(236)

Profit after taxation attributable to ordinary shareholders		425		384		390
Dividends	5	(206)		(203)		(190)

Retained profit		219		181		200

Basic earnings per ordinary share	6	30.2	p	26.7	p	24.0	p
Fully diluted earnings per ordinary share	6	29.7	p	26.6	p	23.8	p

Consolidated revenue and operating profit derive from continuing operations in all material respects.

The profit for the year has been computed on an unmodified historical cost basis.

Consolidated statement of total recognised gains and losses
for the year ended 31 December

	1999 £m	1998 £m	1997 £m

Profit after taxation attributable to ordinary shareholders	425	384	390
Translation differences credited/(debited) directly to reserves	10	(1)	2

Total recognised gains and losses relating to the year	435	383	392

The detailed statement showing the movement in capital and reserves is set out in note 26. 44 Reuters Group PLC Annual Report 1999

Notes on the consolidated profit and loss account

1.    Segmental analysis

The tables below are a segmental analysis of revenue, costs and contribution which reflect the way in which Reuters is managed. Following the group’s reorganisation which became effective on 1 January 1999 the group is managed on a divisional basis, comprising Reuters Information, Reuters Trading Systems (renamed in 2000 as Reuters Trading Solutions), Instinet and Reuters Ventures (renamed in 2000 as Reuterspace). For comparability the divisional results exclude Reuters Business Briefing (RBB) and TIBCO Software Inc. RBB is now part of the Factiva joint venture which became effective in July 1999. TIBCO Software Inc., was floated on the NASDAQ stock market in July and is now accounted for as an associate. The segmental analysis for 1998 and 1997 has been restated to conform to the current year format.

By Division	1999 £m	% CHANGE	1998 £m	% CHANGE	1997 £m

Revenue
Reuters Information	1,619	6%	1,531	4%	1,477
Reuters Trading Systems	780	(6%)	827	4%	800
Instinet	525	18%	446	16%	383
Reuters Ventures	157	2%	154	(8%)	167

Divisional revenue	3,081	4%	2,958	5%	2,827
TIBCO Software Inc.	21	(40%)	35	40%	25
Reuters Business Briefing	31	(43%)	54	29%	41
Share of Factiva revenue	35	–	–	–	–
Intra-group revenue	(8)	47%	(15)	(36%)	(11)

Gross revenue	3,160	4%	3,032	5%	2,882
Less share of Factiva revenue	(35)	–	–	–	–

Group revenue	3,125	3%	3,032	5%	2,882

Costs
Reuters Information	(1,366)	(1%)	(1,373)	4%	(1,320)
Reuters Trading Systems	(550)	3%	(541)	3%	(524)
Instinet	(396)	36%	(291)	24%	(234)
Reuters Ventures	(172)	(5%)	(181)	(8%)	(196)

Divisional costs	(2,484)	4%	(2,386)	2%	(2,274)
TIBCO Software Inc.	(27)	27%	(38)	54%	(24)
Reuters Business Briefing	(32)	52%	(66)	12%	(59)
Share of Factiva costs	(39)	–	–	–	–
Intra-group costs	8	(47%)	15	36%	11

Gross costs	(2,574)	4%	(2,475)	5%	(2,346)
Less share of Factiva costs	39	–	–	–	–

Group costs	(2,535)	3%	(2,475)	5%	(2,346)

Contribution
Reuters Information	253	60%	158	0%	157
Reuters Trading Systems	230	(20%)	286	4%	276
Instinet	129	(17%)	155	4%	149
Reuters Ventures	(15)	44%	(27)	7%	(29)

Divisional contribution	597	5%	572	4%	553
TIBCO Software Inc.	(6)	–	(3)	–	1
Reuters Business Briefing	(1)	93%	(12)	29%	(18)

Gross contribution	590	6%	557	5%	536
Goodwill
Reuters Information	(13)	(11%)	(15)	(29%)	(21)
Reuters Trading Systems	(26)	35%	(20)	25%	(16)
Instinet	(5)	27%	(4)	0%	(4)
Reuters Ventures	(3)	59%	(7)	30%	(10)

Total goodwill	(47)	2%	(46)	(10%)	(51)
Net currency gain	6	(84%)	39	(29%)	56

Operating profit	549	0%	550	2%	541

Reuter: Group PLC Annual Report 1999 45

Notes on the consolidated profit and loss account continued

1.  Segmental analysis continued

Revenue is normally invoiced in the same geographical area in which the customer is located. Revenue earned, therefore, generally represents revenue both by origin and by destination.

The geographical analysis of performance reflects the revenues earned and costs incurred in each area excluding centrally managed costs which include development, editorial and divisional and corporate support costs. It does not purport to show geographical profitability.

By geography	1999 £m	% CHANGE	1998 £m	% CHANGE	1997 £m

Revenue
Europe, Middle East and Africa	1,643	(1%)	1,663	7%	1,557
Asia/Pacific	503	3%	489	(6%)	520
The Americas	979	11%	880	9%	805

	3,125	3%	3,032	5%	2,882

Operating costs where incurred
Europe, Middle East and Africa	(948)	(3%)	(973)	7%	(912)
Asia/Pacific	(255)	1%	(259)	(9%)	(286)
The Americas	(737)	19%	(618)	8%	(571)

	(1,940)	5%	(1,850)	5%	(1,769)

Contribution
Europe, Middle East and Africa	695	1%	690	7%	645
Asia/Pacific	248	8%	230	(2%)	234
The Americas	242	(8%)	262	12%	234

	1,185	0%	1,182	6%	1,113

Central costs	(642)	(4%)	(671)	7%	(628)
Net currency gain	6	(85%)	39	(30%)	56

Operating profit	549	0%	550	2%	541

United Kingdom and Ireland revenue was £541 million (1998 –£581 million, 1997 –£533 million).

With the exception of Instinet, most of Reuters products are delivered and sold through a common network and geographical infrastructure managed by the Global Sales and Operations organisation.

Revenue by type	1999 £m	% CHANGE	1998 £m	% CHANGE	1997 £m

Recurring	2,338	5%	2,219	4%	2,140
Usage	609	6%	572	10%	518
Outright	178	(26%)	241	8%	224

	3,125	3%	3,032	5%	2,882

Recurring revenue is derived from the sale of subscription services, including maintenance contracts. Usage revenue is principally derived from Instinet and Dealing 2000–2. Outright revenue comprises once-off sales of information management systems and risk management software.

46      Reuters Group PLC Annual Report 1999

2. Operating costs

Costs by type	1999 £m	% CHANGE		1998 £m	% CHANGE		1997 £m

Wages, salaries, commission and allowances	869	8%		805	9%		729
Social security costs	69	(5%	)	73	15%		62
Other pension costs (see note 23)	49	(2%	)	50	10%		44

Staff costs	987	6%		928	11%		835
Services	641	10%		586	–		585
Depreciation	310	(6%	)	331	6%		312
Data	227	(6%	)	242	17%		207
Communications	205	(1%	)	207	3%		201
Space	145	12%		129	(9%	)	142
Cost of sales and other	39	(23%	)	52	(18%	)	64
Goodwill amortisation	47	2%		46	(9%	)	51
Reimbursement of costs	(19)	–		–	–		–
Currency hedging activities – net gain	(9)	(80%	)	(45)	(20%	)	(56)
Foreign currency translation – net loss	3	(44%	)	6	–		–

	2,576	4%		2,482	6%		2,341

Services costs include equipment hire and bought-in services, including consultancy and contractors, advertising and publicity, professional fees and staff-related expenses. Reimbursement of costs comprises amounts received from Factiva in respect of costs incurred by Reuters on behalf of the joint venture.

Costs by function	1999 £m	% CHANGE		1998 £m	% CHANGE		1997 £m

Production and communications costs	1,556	(1%	)	1,571	6%		1,486
Selling and marketing	513	7%		479	7%		448
Support services and administration	466	10%		425	3%		412
Goodwill amortisation	47	2%		46	(9%	)	51
Net currency gain	(6)	(85%	)	(39)	(30%	)	(56)

	2,576	4%		2,482	6%		2,341

The presentation of costs by function has been revised to reflect more closely the activities under which costs are managed in the new organisation structure.

Costs include:	1999 £m	% CHANGE		1998 £m	% CHANGE		1997 £m

Development expenditure	197	(2%	)	200	(15%	)	235
Operating lease expenditure:
Hire of equipment	9	(18%	)	11	(27%	)	14
Other, principally property	79	8%		73	1%		72
Advertising costs	29	19%		24	38%		17
Reversal of third party data fee accrual	(25)	–		–	–		–

Fees payable to PricewaterhouseCoopers (formerly Price Waterhouse) were as follows:
Audit fees:
United Kingdom	1.0	11%		0.9	–		0.9
Overseas	0.9	–		0.9	(11%	)	1.0

	1.9	6%		1.8	(5%	)	1.9

Non-audit services:
United Kingdom	4.7	24%		3.8	–		0.9
Overseas	5.9	(3%	)	6.1	15%		5.3

	10.6	7%		9.9	60%		6.2

	12.5	7%		11.7	44%		8.1

Reuters Group PLC Annual Report 1999 47

Notes on consolidated profit and loss account continued

2.  Operating costs continued

The United Kingdom audit fee of £1.0 million includes £10,000 in respect of the parent company audit.

Non-audit services were as follows:

	1999 £m	% CHANGE		1998 £m	% CHANGE	1997 £m

Litigation support, due diligence and other audit related work	6.3	62%		3.9	0%	3.9
Management consultancy	1.6	(56%	)	3.6	–	0.6
Taxation advice	2.7	13%		2.4	43%	1.7

	10.6	7%		9.9	60%	6.2

Non-audit fees of £9.9 million for PricewaterhouseCoopers in 1998 includes £3.7 million paid to Price Waterhouse and £1.6 million paid to Coopers & Lybrand prior to the date of appointment of PricewaterhouseCoopers as auditors. Non-audit fees in 1997 comprise solely amounts paid to the previous auditors Price Waterhouse.

Non-audit fees paid to Coopers & Lybrand in 1997 not included in the above figures amounted to £2.6 million.

The directors consider it important that the company has access to a broad range of external advice, including from PricewaterhouseCoopers. Where appropriate, work is put out to competitive tender. The Audit Committee monitors the relationship with PricewaterhouseCoopers, including the level of non-audit fees.

3.  Net interest (payable)/receivable

	1999 £m	1998 £m	1997 £m

Interest receivable:
Listed investments	4	14	14
Unlisted investments	42	60	68

	46	74	82

Interest payable:
Bank loans	(3)	(6)	(2)
Other borrowings	(47)	(66)	–

	(50)	(72)	(2)

	(4)	2	80

48 Reuters Group PLC Annual Report 1999

4. Taxation on profit on ordinary activities

	1999 £m	1998 £m	1997 £m

UK corporation tax
Current tax on income for the period	91	53	100
Adjustments in respect of prior periods	9	3	(3)

	100	56	97
Double taxation relief	(14)	(10)	(9)

	86	46	88
Foreign tax
Current tax on income for the period	103	152	130
Adjustments in respect of prior periods	7	(9)	5

	110	143	135
Taxes on return of capital to shareholders	–	–	23
Deferred taxation	11	7	(10)

	207	196	236

Reconciliation to the UK nominal tax rate:
Effective tax rate	32.7%	33.8%	37.7%
UK nominal tax rate	30.3%	31.0%	31.5%
Taxes as shown in these financial statements	207	196	236
Corporation tax on pre-tax profit at UK nominal rate	191	180	197

Difference	16	16	39

The difference is principally due to:
Non-tax deductible amortisation of goodwill	17	16	16
Taxes on return of capital to shareholders	–	–	23
Other differences	(1)	–	–

	16	16	39

The other differences are primarily due to overseas profits taxed at rates differing from those in the UK and the geographical mix of profits.

Included in the tax charge of £207 million is tax of £7 million arising on the profit on disposal of fixed asset investments and the partial disposal of a subsidiary undertaking.

5.  Dividends

	1999 £m	1998 £m	1997 £m

Interim	52	48	50
Final (1999 proposed)	154	155	140

	206	203	190

Per ordinary pence	1999 Pence	1998 Pence	1997 Pence

Interim	3.65	3.4	3.1
Final (1999 proposed)	11.00	11.0	9.9

	14.65	14.4	13.0

Reuters Group PLC Annual Report 1999 49

Notes on the consolidated profit and loss account continued

6.  Earnings per ordinary share

Basic earnings per ordinary share are based on the profit after taxation attributable to ordinary shareholders and on the weighted average number of those shares in issue during the year. The weighted average number of shares in issue may be reconciled to the number used in the basic and fully diluted earnings per ordinary share calculations as follows:

Weighted average number in millions	1999	1998	1997

Ordinary shares in issue	1,424	1,449	1,692
Ordinary shares held by group undertakings	–	–	(59)
Non-vested shares held by employee share ownership trusts	(15)	(11)	(10)

Basic earnings per share denominator	1,409	1,438	1,623
Issuable on conversion of options	20	5	13

Fully diluted earnings per share denominator	1,429	1,443	1,636

7.  Remuneration of directors

The report of the Remuneration Committee on pages 24–30 includes details of directors’emoluments and forms part of these financial statements.

8.  Employee information

The average number of employees during the year was as follows:

Segmental analysis	1999	1998	1997

Reuters Information	9,239	9,306	8,863
Reuters Trading Systems	4,105	3,887	3,870
Instinet	1,379	1,181	1,086
Reuters Ventures	1,344	1,541	1,484
TIBCO Software Inc.	172	220	147
Reuters Business Briefing	423	555	555

	16,662	16,690	16,005

Analysis by function
Production and communications	8,873	8,912	8,735
Selling and marketing	5,005	5,136	4,939
Support services and administration	2,784	2,642	2,331

	16,662	16,690	16,005

The above include:
Development staff	2,445	2,426	2,510
Journalists	2,040	2,048	1,990

50 Reuters Group PLC Annual Report 1999

Consolidated cash flow statement for the year ended 31 December

	NOTES	1999 £m	1998 £m	1997 £m

Net cash inflow from operating activities	9	821	998	936
Dividends received from associates		2	9	–
Returns on investments and servicing of finance
Interest received		50	76	79
Interest paid		(51)	(72)	(3)
Income from fixed asset investments		2	3	1

Net cash inflow from returns on investments and servicing of finance		1	7	77
Taxation paid		(167)	(219)	(196)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(256)	(307)	(369)
Sale of tangible fixed assets		1	2	1
Purchase of fixed asset investments		(166)	(22)	(21)
Sale of fixed asset investments		39	34	11

Net cash outflow on capital expenditure and financial investment		(382)	(293)	(378)
Acquisitions and disposals (including joint ventures and associates)	10	(27)	(138)	(22)
Equity dividends paid		(207)	(188)	(196)

Cash inflow before management of liquid resources and financing		41	176	221
Management of liquid resources
Net decrease/(increase) in short-term investments	10	476	313	(255)
Financing
Return of surplus capital		–	(1,482)	–
Proceeds from issue of shares		25	13	22
Proceeds from issue of non-equity shares in TIBCO Software Inc.		–	–	17
Shares repurchased		(25)	–	(21)
Net (decrease)/increase in borrowings	10	(542)	972	(15)

Net cash (outflow)/inflow from financing		(542)	(497)	3

Decrease in cash	11	(25)	(8)	(31)

		1999 £m	1998 £m	1997 £m

Reconciliation of net cash flow to movement in net funds
Decrease in cash		(25)	(8)	(31)
Cash outflow/(inflow) from movement in borrowings		542	(972)	15
Cash (inflow)/outflow from movement in liquid resources		(476)	(313)	255

Change in net cash resulting from cash flows		41	(1,293)	239
Translation differences		3	–	1

Movement in net funds/(debt)		44	(1,293)	240
Opening net (debt)/funds		(3)	1,290	1,050

Closing net funds/(debt)	11	41	(3)	1,290

Reuters Group PLC Annual Report 1999 51

Notes on the consolidated cash flow statement 9. Net cash inflow from operating activities Operating profit is reconciled to net cash inflow from operating activities as follows:

	1999 £m	1998 £m	1997 £m

Operating profit	549	550	541
Depreciation	310	331	312
Goodwill amortisation	47	46	51
Decrease in stocks	1	3	10
Increase in debtors	(236)	(103)	(73)
Increase in creditors	112	171	81
Profit on disposal of subsidiaries	–	(5)	–
Loss on disposal of fixed assets	12	3	10
Amortisation of interests in own shares	18	3	4
Miscellaneous, principally translation differences	8	(1)	–

Net cash inflow from operating activities	821	998	936

10. Analysis of cash flows for headings netted in the cash flow statement

Acquisitions and disposals (including joint ventures and associates)	1999 £m	1998 £m	1997 £m

Cash consideration:
Subsidiary undertakings (see note 32)	(31)	(90)	(17)
Joint ventures (see note 32)	(3)	–	–
Associated undertakings (see note 32)	(3)	(46)	(3)
Deferred payments for acquisitions in prior years	(1)	(7)	(3)

	(38)	(143)	(23)
Less cash acquired	4	1	1

	(34)	(142)	(22)
Cash received from disposals:
Subsidiary undertakings	7	4	–

	(27)	(138)	(22)

Management of liquid resources:
Increase in term deposits	(3,920)	(7,145)	(5,826)
Decrease in term deposits	4,277	7,250	5,739
Purchase of certificates of deposit	(226)	(580)	(842)
Sale of certificates of deposit	352	597	940
Purchase of listed/unlisted securities	(360)	(465)	(771)
Sale of listed/unlisted securities	353	656	505

	476	313	(255)

Financing
(Decrease)/increase in short-term borrowings	(799)	986	(12)
Increase/(decrease) in long-term borrowings	257	(14)	(3)

	(542)	972	(15)

52 Reuters Group PLC Annual Report 1999

11. Analysis of net funds

				BANK/OTHER BORROWINGS
	CASH AT BANK AND IN HAND £m	OVERDRAFTS £m	TOTAL CASH AND OVERDRAFTS £m	SHORT-TERM INVESTMENTS £m	FALLING DUE WITHIN ONE YEAR £m	FALLING DUE AFTER MORE THAN ONE YEAR £m	TOTAL £m

31 December 1997	81	(42)	39	1,275	(6)	(18)	1,290
Cash flow	(38)	30	(8)	(313)	(986)	14	(1,293)
Exchange movements	1	(1)	–	–	–	–	–

31 December 1998	44	(13)	31	962	(992)	(4)	(3)
Cash flow	77	(102)	(25)	(476)	799	(257)	41
Exchange movements	(2)	1	(1)	4	–	–	3

31 December 1999	119	(114)	5	490	(193)	(261)	41

12.  Derivatives and other financial instruments

A substantial portion of Reuters revenue is receivable in foreign currencies and committed under one- and two-year contracts with terms of payment up to six months in advance. As such, Reuters is subject to currency exposure from committed revenue. In addition, Reuters is subject to interest rate risk from borrowings and the investment of cash balances. Reuters seeks to limit these risks by entering into a mix of derivative financial instruments which include forward contracts, options (including cylinders), swaps and forward rate agreements. A more detailed discussion on Reuters Treasury Management can be found in the operating and financial review (see pages 39–40).

If the derivative financial instruments were considered separately from the underlying future revenue and interest income, Reuters would be subject to market risk on these financial instruments from fluctuations in currency and interest rates. Reuters only enters into such derivative financial instruments to hedge (or reduce) the underlying exposure described above. There is, therefore, no net market risk on such derivative financial instruments and only a credit risk from the potential non-performance by counterparties. The amount of this credit risk is generally restricted to any hedging gain and not the principal amount hedged.

Derivative instruments held at 31 December were:

	1999			1998			1997
	GROSS CONTRACT AMOUNTS £m	CARRYING VALUE £m	FAIR VALUE £m	GROSS CONTRACT AMOUNTS £m	CARRYING VALUE £m	FAIR VALUE £m	GROSS CONTRACT AMOUNTS £m	CARRYING VALUE £m	FAIR VALUE £m

Currency management
Foreign exchange
forward contracts:
Contracts in profit	159	–	8	97	–	5	324	–	39
Contracts in loss	131	–	(11)	257	–	(10)	59	–	–
Foreign currency options:
Contracts in profit	234	–	8	205	–	2	53	2	2
Contracts in loss	234	–	(1)	194	–	(3)	–	–	–

	758	–	4	753	–	(6)	436	2	41

Interest rate management
Interest rate swaps	254	–	(17)	100	–	(1)	140	1	3
Interest rate collars	100	–	–	–	–	–	–	–	–
Forward rate agreements	235	–	–	–	–	–	50	–	–

	589	–	(17)	100	–	(1)	190	1	3

Carrying values are amounts recorded in the balance sheet and comprise deferred option premia, which are recognised over the period to which the option relates, and certain locked in profits on swap contracts which have been recognised for accounting purposes but where settlement in cash has not yet occurred. Fair values represent the mark to market value of contracts at the balance sheet date.

The foreign exchange forward contracts are held 33% in continental European currencies (1998 –52%, 1997 –56%). The remaining contracts were principally in Japanese yen and US dollars.

Foreign exchange forward contracts and options mature at dates up to 23 months from the balance sheet date. Interest forward rate agreements, swaps and options commence and mature at various dates through to November 2004.

The fair value of foreign currency and interest rate management instruments is estimated on the basis of market quotes, discounted to current value using market-quoted interest rates.

Reuters Group PLC Annual Report 1999      53

Notes on consolidated cash flow statement continued

12.  Derivatives and other financial instruments continued

The weighted average fixed rate receivable on the interest rate swaps at 31 December 1999 was 6% (1998 –7%, 1997 –8%) and the weighted average variable rate payable was 7% (1998 –6%, 1997 –7%). The weighted average variable rate is based on the rate implied in the yield curve at the balance sheet date.

All derivative instruments are unsecured. However, Reuters does not anticipate non-performance by the counterparties who are all banks with recognised long-term credit ratings of ‘A’or higher.

Tables containing information on hedging gains and losses are set out on page 40.

Carrying and fair values of group financial assets and liabilities at 31 December were:

	1999		1998		1997
	CARRYING VALUE £m	FAIR VALUE £m	CARRYING VALUE £m	FAIR VALUE £m	CARRYING VALUE £m	FAIR VALUE £m

Derivative instruments	–	(13)	–	(7)	3	44
Other financial assets:
Fixed asset investments	127	733	25	67	19	33
Long-term debtors	19	19	16	16	15	15
Short-term investments and cash	609	609	1,006	1,006	1,356	1,356
Other financial liabilities:
Short-term borrowings	(307)	(307)	(1,005)	(1,005)	(48)	(48)
Long-term borrowings	(261)	(244)	(4)	(4)	(18)	(18)
Other long-term financial liabilities	(12)	(12)	(6)	(6)	–	–

The fair value of long term-liabilities is after taking into account the effect of interest rate swaps.

Short-term debtors and creditors have been excluded from the above analysis and all other disclosures in this note, other than the currency risk disclosures.

Financial instrument sensitivity analysis

The analysis below summarises the sensitivity of the fair value of the group’s financial instruments to hypothetical changes in market rates. Fair values are the present value of future cash flows based on market rates at the valuation date.

The estimated changes in the fair value for foreign exchange rates are based on an instantaneous 10% change in the value of sterling against all other currencies from the levels applicable at 31 December 1999 with all other variables remaining constant. The +10% case represents a 10% strengthening of sterling against all other currencies and the –10% case represents a 10% weakening of sterling.

	FAIR VALUE	FAIR VALUE CHANGE FAVOURABLE/(ADVERSE) EXCHANGE RATE MOVEMENT
	£m	£m	£m

		+10%	–10%
Foreign exchange forward contracts	(3)	26	(29)
Foreign currency options	7	18	(12)

	4	44	(41)

The estimated changes in fair values for interest rate movements are based on an instantaneous change of 1% (100 basis points) in the specific rate of interest from the levels effective at 31 December 1999 with all other variables remaining constant.

	FAIR VALUE	FAIR VALUE CHANGE FAVOURABLE/(ADVERSE) EXCHANGE RATE MOVEMENT
	£m	£m	£m

		+1%	–1%
Interest rate swap contracts	(17)	(7)	8

Monetary assets and liabilities by currency, excluding the functional currency of each operation at 31 December 1999, were:

	NET FOREIGN CURRENCY MONETARY ASSETS/(LIABILITIES) £m
	STERLING	US DOLLAR	SWISS FRANC	EURO BLOC	HONG KONG DOLLAR	OTHER	TOTAL

Functional currency of operation
Sterling	–	35	(23)	(35)	(6)	36	7
US dollar	38	–	11	20	23	10	102

	38	35	(12)	(15)	17	46	109

54 Reuters Group PLC Annual Report 1999

12. Derivative and other financial instruments continued

Net currency gains and losses arising from monetary assets/(liabilities) not in the functional currency of an operation are recognised in its profit and loss account. Those arising from the translation of US dollar functional currency financial statements into sterling (principally Instinet and Tibco Finance) are recognised in the statement of recognised gains and losses.

The currency and interest rate profile of the group’s financial assets at 31 December 1999 was:

			SHORT-TERM INVESTMENTS		FIXED RATE INVESTMENTS
	TOTAL £m	NON- INTEREST BEARING £m	FLOATING RATE INVESTMENTS £m	FIXED RATE INVESTMENTS £m	WEIGHTED AVERAGE INTEREST RATE AT 31 DECEMBER %	WEIGHTED AVERAGE TIME FOR WHICH RATE IS FIXED YEARS

Sterling	200	51	149	–	–	–
US dollar	400	150	206	44	6	2
Other	155	64	91	–	–	–

Total
31 December 1999	755	265	446	44	6	2

31 December 1998	1,047	85	857	105	6	2
31 December 1997	1,390	115	1,212	63	7	2

Sterling and US dollar floating rate investments include £202 million (1998 –£623 million, 1997 –£789 million) of money market deposits which mature within three months of the balance sheet date. Interest on short-term investments is earned at rates based on local money market rates.

Fixed rate investments are those investments which have an interest rate fixed for a period of greater than one year.

The currency and interest rate profile of the group’s financial liabilities at 31 December 1999 was:

			BORROWINGS		FIXED RATE BORROWINGS
	TOTAL £m	OTHER FINANCIAL LIABILITIES £m	FLOATING RATE BORROWINGS £m	FIXED RATE BORROWINGS £m	WEIGHTED AVERAGE INTEREST RATE AT 31 DECEMBER %	WEIGHTED AVERAGE TIME FOR WHICH RATE IS FIXED YEARS

Sterling	497	3	494	–	–	–
Euro	49	–	49	–	–	–
Other	34	9	25	–	–	–

Total
31 December 1999	580	12	568	–	–	–

31 December 1998	1,015	6	1,005	4	9	1
31 December 1997	66	–	58	8	9	2

The floating rate borrowings comprise bank loans and overdrafts bearing interest at rates based on local money market rates, commercial paper and medium-term notes. The weighted average interest rate on bank borrowings at 31 December 1999 was 5% (1998 –4%, 1997 –4%).

Total borrowings are repayable as follows:

	1999 £m	1998 £m	1997 £m

Within one year	307	1,005	48
Between one and two years	39	4	18
Between two and five years	222	–	–

	568	1,009	66

Bank borrowings secured against freehold property	–	3	15

In December 1997, Reuters Group PLC entered into syndicated credit facilities for £1.5 billion to cover payments due to shareholders under the capital reorganisation. A facility of £1.0 billion expired on 2 December 1998. The remaining £0.5 billion which is at variable interest rates based on LIBOR, the London Interbank Offer Rate, may be drawn and redrawn up to one month prior to its maturity in December 2002.

In March 1998 Reuters established a Euro Commercial Paper Programme. This provides access to £1.5 billion of uncommitted short-term finance of which £1.3 billion was unused at 31 December 1999. In December 1998 Reuters established a £1.0 billion Euro Medium Term Note Programme of which £741 million was unused at 31 December 1999.

In addition, at 31 December 1999 Reuters had unused, short-term, uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £257 million, at money market rates varying principally between 3% and 9%, depending on the currency.

Reuters Group PLC Annual Report 1999      55

Consolidated balance sheet at 31 December

	NOTES	1999 £m	1998 £m	PROFORMA 1997 £m

Fixed assets
Intangible assets: Goodwill	14	177	204	162
Tangible assets	15	698	779	816
Investments	16
Investments in joint ventures:
Share of gross assets		29	–	–
Share of gross liabilities		(16)	–	–
		13	–	–
Share of net assets of associates		95	45	10
Other investments		222	70	58

		1,205	1,098	1,046

Current assets
Stocks	17	4	6	13
Debtors (see note below)	18	834	595	498
Short-term investments	19	490	962	1,275
Cash at bank and in hand		119	44	81

		1,447	1,607	1,867
Creditors: Amounts falling due within one year	20	(1,679)	(2,184)	(1,077)

Net current (liabilities)/assets		(232)	(577)	790

Total assets less current liabilities		973	521	1,836
Creditors: Amounts falling due after more than one year	21	(284)	(16)	(37)
Provisions for liabilities and charges:
Pensions and similar obligations	23	(39)	(36)	(28)
Deferred taxation	24	(23)	(14)	(16)
Other provisions	25	(26)	(66)	(76)

Net assets		601	389	1,679

Capital and reserves	26
Called-up share capital		355	354	408
Capital redemption reserve		1	–	–
Share premium account		42	16	–
Other reserve		(1,717)	(1,717)	(290)
Profit and loss account reserve		1,920	1,719	1,543

Shareholders’ equity		601	372	1,661
Minority interests
– equity		–	–	1
– non-equity		–	17	17

Capital employed		601	389	1,679

Debtors and net current assets include amounts due after more than one year of £46 million (1998 – £40 million, 1997 – £57 million).

1997 capital and reserves are shown on a proforma basis (see note 26).

The balance sheet of Reuters Group PLC is shown on page 71.

The financial statements on pages 44–74 and the summary of differences between UK and US Generally Accepted Accounting Principles on pages 75–77 were approved by the directors on 11 February 2000.

/S/ Peter Job Peter Job, Chief Executive	/S/ Rob Rowley Rob Rowley, Finance Director

56 Reuters Group PLC Annual Report 1999

Reconciliation of movements in shareholders’ funds for the year ended 31 December

	1999 £m	1998 £m	1997 £m

Retained profit	219	181	200
Translation differences credited/(debited) directly to reserves	10	(1)	2
Return of surplus capital to shareholders	–	(1,482)	–
Shares issued during the year	25	13	22
Shares repurchased during the year	(25)	–	(21)

Net addition/(reduction) to shareholders’ equity	229	(1,289)	203
Opening shareholders’ equity	372	1,661	1,458

Closing shareholders’ equity	601	372	1,661

Reuters Group PLC Annual Report 1999 57

Notes on the consolidated balance sheet

13.  Segmental analysis

The tables below show total assets and non-interest bearing net assets by division and by location on a basis consistent with the segmental analysis of profit in note 1. For the reasons discussed in that note, the assets in any location are not matched with the revenue earned in that location.

	TOTAL ASSETS			NON-INTEREST BEARING NET ASSETS
By division	1999 £m	1998 £m	1997 £m	1999 £m	1998 £m	1997 £m

Reuters Information	613	680	532	276	298	169
Reuters Trading Systems	313	360	316	154	202	176
Instinet	656	368	461	214	92	314
Reuters Ventures	162	86	74	110	28	19
TIBCO Software Inc.	–	24	21	–	16	8
Central	908	1,187	1,509	(194)	(241)	(291)

Total assets/non-interest bearing net assets	2,652	2,705	2,913	560	395	395
Interest bearing net assets/(liabilities)				41	(6)	1,284

				601	389	1,679

	TOTAL ASSETS			NON-INTEREST BEARING NET ASSETS
By location	1999 £m	1998 £m	1997 £m	1999 £m	1998 £m	1997 £m

Europe, Middle East and Africa	1,419	710	727	503	242	322
Asia/Pacific	194	241	242	66	96	101
The Americas	530	754	633	196	127	152
Central	509	1,000	1,311	(205)	(70)	(180)

Total assets/non-interest bearing net assets	2,652	2,705	2,913	560	395	395

Fixed assets	1,205	1,098	1,046
Current assets	1,447	1,607	1,867

	2,652	2,705	2,913

Central total assets by division consist principally of all cash and short-term investments plus interests in own shares, joint ventures and associates. Central total assets by location consist principally of those assets held by head office operations together with unamortised goodwill.

14.  Intangible assets: Goodwill

	COST £m	AMORTISATION £m	NET BOOK AMOUNT £m

31 December 1998	526	(322)	204
Additions (see note 32)	31	–	31
Charged in year	–	(47)	(47)
Reclassification	(18)	7	(11)

31 December 1999	539	(362)	177

The reclassification comprises goodwill of TIBCO Software Inc. which became an associated undertaking in July 1999 (see note 16). 58 Reuters Group PLC Annual Report 1999

15. Tangible assets

	FREEHOLD PROPERTY £m	LEASEHOLD PROPERTY £m	COMPUTER SYSTEMS EQUIPMENT £m	OFFICE EQUIPMENT AND MOTOR VEHICLES £m	TOTAL £m

Cost
31 December 1998	181	142	1,698	227	2,248
Translation differences	–	1	4	–	5
Additions	23	19	168	34	244
Owned by subsidiaries acquired	–	–	–	1	1
Disposals	(6)	(6)	(190)	(20)	(222)

31 December 1999	198	156	1,680	242	2,276

Depreciation
31 December 1998	66	68	1,184	151	1,469
Translation differences	–	–	3	–	3
Charged in the year	3	15	257	35	310
On disposals	(6)	(2)	(179)	(17)	(204)

31 December 1999	63	81	1,265	169	1,578

Net book amount

31 December 1999	135	75	415	73	698

31 December 1998	115	74	514	76	779

Net book amount of leasehold property	1999 £m	1998 £m	1997 £m

Long-term leaseholds	14	14	16
Short-term leaseholds	61	60	53

	75	74	69

Capital commitments

Contracted for	15	35	47

Reuters Group PLC Annual Report 1999 59

Notes on the consolidated balance sheet continued 16. Investments

	INTERESTS IN OWN SHARES £m	INTERESTS IN JOINT VENTURES £m	INTERESTS IN ASSOCIATES £m	OTHER INVESTMENTS £m	TOTAL £m

Net assets/cost
31 December 1998	45	–	15	25	85
Additions	68	6	–	102	176
Share of (losses)/profits arising in year	–	(4)	1	–	(3)
Dividends received	–	–	(2)	–	(2)
Amounts written (off)/back	(18)	–	–	4	(14)
Disposals	–	–	–	(5)	(5)
Reclassifications	–	–	53	1	54

31 December 1999	95	2	67	127	291

Goodwill
31 December 1998	–	–	30	–	30
Arising in the year	–	13	3	–	16
Charged in the year	–	(2)	(12)	–	(14)
Disposals	–	–	(4)	–	(4)
Reclassifications (see note 14)	–	–	11	–	11

31 December 1999	–	11	28	–	39

Net book amount
31 December 1999
Net assets/cost	95	2	67	127	291
Goodwill	–	11	28	–	39

	95	13	95	127	330

31 December 1998
Net assets/cost	45	–	15	25	85
Goodwill	–	–	30	–	30

	45	–	45	25	115

Listed investments at 31 December 1999
Carrying value	95	–	80	34	209
Market value	179	–	3,199	640	4,018

Goodwill on associates was previously included within intangible assets on the consolidated balance sheet. The reclassification reflects the Initial Public Offering of TIBCO Software Inc. which is now treated as an associated undertaking (see note 32).

Had all listed investments been disposed of on 31 December 1999, tax of approximately £153 million would have been payable. The market value excludes TIBCO Software Inc. shares held by Reuters which will be transferred to TIBCO Finance employees on the exercise of outstanding options.

The net book amount of ‘Interests in Own Shares’represents the cost less amounts written off in respect of 21 million ordinary shares held by employee share ownership trusts (ESOTs). These were acquired in the open market using funds provided by Reuters. The write-off reflects employee interests under incentive plans which are charged against profit over the vesting period of the awards (see pages 26–28). The ESOTs have waived dividend and voting rights on these shares.

In July 1999 Reuters and Dow Jones formed a joint venture, Dow Jones Reuters Business Interactive LLC (trading as Factiva), in which Reuters has a 50% interest.

In 1998 Reuters entered into a joint venture with Rudin Times Square Associates LLC to develop a building in the Times Square section of New York City. At 31 December 1999 Reuters had invested a nominal amount and had guaranteed the future injection of approximately US$45 million (£28 million).

Other investments consist principally of Greenhouse Fund investments and Stock Exchange seats.

60      Reuters Group PLC Annual Report 1999

17. Stocks

	1999 £m	1998 £m	1997 £m

Contract work in progress	4	10	15
Less progress payments	(2)	(9)	(11)

	2	1	4
Equipment stocks	2	5	9

	4	6	13

18. Debtors

	1999 £m	1998 £m	1997 £m

Trade debtors	197	197	176
Less allowance for doubtful accounts	(28)	(28)	(27)

	169	169	149
Instinet counterparty debtors	432	204	122
Other debtors	99	90	73
Deferred taxation (see note 24)	63	65	74
Prepayments and accrued income	58	67	73
Amounts owed by joint ventures	13	–	–
Advance corporation tax recoverable	–	–	7

	834	595	498

Amounts falling due after more than one year
(included in the above):
Other debtors	19	16	15
Deferred taxation	27	24	42

	46	40	57

19. Short-term investments

	1999 £m	1998 £m	1997 £m

Listed
Government securities:
UK	2	2	2
Overseas	180	115	83
Other investments: Overseas	–	–	265

	182	117	350

Unlisted
Certificates of deposit	1	127	144
Term deposits:
UK	156	511	647
Overseas	100	103	73
Other investments:
UK	21	3	–
Overseas	30	101	61

	308	845	925

	490	962	1,275

Reuters Group PLC Annual Report 1999 61

Notes on the consolidated balance sheet continued 20. Creditors: Amounts falling due within one year

	1999 £m	1998 £m	1997 £m

Trade creditors	118	126	135
Accruals	352	369	298
Instinet counterparty creditors	328	186	77
Deferred income	50	43	38
Other creditors	42	35	36
Other taxation and social security	47	33	36
Amounts owed to joint ventures and associates	18	–	–

	955	792	620
Bank overdrafts	114	13	42
Bank loans	2	3	6
Other borrowings	191	989	–
Current UK corporation and overseas taxation	263	232	269
Proposed dividend	154	155	140

	1,679	2,184	1,077

Current UK corporation and overseas taxation comprises:

	1999 £m	1998 £m	1997 £m

UK corporation tax:
Advance corporation tax	–	–	47
Mainstream corporation tax	138	105	134
Overseas taxes	125	127	88

	263	232	269

Accruals for 1998 and 1997 have been restated following the introduction of UK Financial Reporting Standard No. 12 (see note 25). 21. Creditors: Amounts falling due after more than one year

	1999 £m	1998 £m	1997 £m

Other borrowings	261	–	–
Bank borrowings	–	4	18
Accruals	14	12	19
Amounts owed to joint ventures	9	–	–

	284	16	37

22.  Concentration of credit risk

Reuters is exposed to concentrations of credit risk. Reuters invests in UK and US government securities and with high credit quality financial institutions. Reuters limits the amount of credit exposure to any one financial institution. Reuters is also exposed to credit risk from its trade debtors which are concentrated in the financial community. Reuters estimates that approximately 59% of its subscribers are financial institutions, 27% are corporations in other sectors of the business community, 6% are from the news media and 8% are government institutions and individuals worldwide (1998 –57%, 29%, 5% and 9% respectively).

Instinet is exposed to the possibility of trades between its counterparties failing to settle. Due to the settlement mechanisms employed, the maximum exposure is generally limited to the market movement between the trade date and the settlement date. There are no material unprovided off balance sheet exposures or positions in respect of trades undertaken on or prior to 31 December 1999.

62      Reuters Group PLC Annual Report 1999

23.  Pensions and similar obligations

Reuters has established various pension arrangements covering the majority of its employees. In all plans, except those which are internally funded, the assets are held separately from those of the company and are independently administered.

Defined contribution plans

Reuters operates 28 defined contribution plans covering approximately 65% of its employees, of which the largest plan, the Reuters Pension Fund, covers approximately 23% of employees. Members of this plan contribute 6% of basic salaries and Reuters is required to make an annual contribution of 9.525% of members’basic salaries regardless of the funding status of the plan. Reuters does not have the ability to recover assets held by the plan, nor can it be required to make additional payments to the plan over and above the annual contributions referred to above. Custodial responsibility for the assets of the plan rests with two substantial and independent UK investment managers.

Defined benefit plans

Reuters also operates 32 defined benefit plans covering approximately 15% of employees. Individually, these plans are of a relatively minor nature. They are subject to regular valuations based on the accepted actuarial practice and standards within the country in which the plan is established. The largest plans are directly invested and others are invested in insurance contracts. The remainder are internally funded in accordance with local practice with provisions in the subsidiary undertakings to recognise the pension obligations.

Where necessary, additional provisions have been established for the group’s plans in accordance with UK Statement of Standard Accounting Practice 24 based on independent actuarial advice.

Post-retirement medical benefits

In the US, Reuters provides unfunded post-retirement medical benefits to certain US employees. The principal assumptions used in the most recent actuarial valuation undertaken at 31 December 1999 were that health care costs would increase by 7% per annum per head over the next year decreasing to 6% in 2001 and remain at 6% thereafter.

The movement on pension provisions and similar obligations was as follows:

	1999 £m	1998 £m	1997 £m

Opening balance	36	28	30
Profit and loss account (see note 2):
Defined contribution plans	36	35	32
Defined benefit plans	10	14	11
Post-retirement medical benefits	3	1	1

	49	50	44
Utilised in the year	(46)	(42)	(46)

Closing balance	39	36	28

24. Deferred taxation liabilities/(assets)

	1999 £m	1998 £m	1997 £m

Opening balance	(51)	(58)	(48)
Profit and loss account	11	7	(10)

Closing balance	(40)	(51)	(58)

The closing balance is analysed below:
Timing differences:
Fixed asset related	5	7	(1)
Other	(45)	(58)	(57)

	(40)	(51)	(58)

Reuters has provided for all potential deferred tax liabilities in respect of timing differences and has provided for deferred UK income and foreign withholding taxes that will be triggered by the expected future remittance of earnings by overseas subsidiary undertakings. Reuters has not provided for deferred UK income and foreign withholding taxes relating to unremitted earnings where remittance of these earnings is not currently anticipated in the foreseeable future. Reuters estimates that these unrecognised taxes would total approximately £166 million at 31 December 1999.

Reuters Group PLC Annual Report 1999      63

Notes on the consolidated balance sheet continued 24. Deferred taxation liabilities/(assets) continued

Total timing differences at 31 December 1999	ASSETS £m	VALUATION ALLOWANCE £m	LIABILITIES £m	NET £m

Fixed asset related	(59)	44	20	5
Unrecognised tax losses	(19)	19	–	–
Other	(83)	18	20	(45)

	(161)	81	40	(40)

The valuation allowance increased by £16 million during 1999. Where appropriate deferred tax assets and liabilities are netted for balance sheet presentation purposes. The net deferred tax balance has been analysed as:

	1999 £m	1998 £m	1997 £m

Deferred tax asset (included in debtors – see note 18)	(63)	(65)	(74)
Deferred tax liability (included in provisions for liabilities and charges)	23	14	16

25.  Other provisions

During 1999 Reuters has complied with the requirements of UK Financial Reporting Standard No. 12 Provisions, Contingent Liabilities and Contingent Assets. Other provisions which were previously included within creditors are now shown separately on the face of the consolidated balance sheet. Comparative figures have been adjusted accordingly.

The movement in other provisions during 1999 was as follows:

	RATIONALISATION £m	LEGAL/ COMPLIANCE £m	PROPERTY £m	OTHER £m	TOTAL £m

31 December 1998
As previously reported	–	–	–	–	–
Restatement	36	19	6	5	66

31 December 1998 restated	36	19	6	5	66
Charged against profit	8	7	1	1	17
Utilised in the year	(26)	(18)	(4)	(2)	(50)
Released	(5)	(1)	–	(1)	(7)

31 December 1999	13	7	3	3	26

At the end of 1998, the costs of a number of restructuring programmes resulting from the divisional management reorganisation were provided for. During 1999 these programmes were implemented and a small number of new programmes were introduced. The final costs were slightly below those anticipated and resulted in the release of £5 million of the 31 December 1998 balance. At the end of 1999 the provision for incomplete rationalisation programmes had fallen to £13 million from £36 million at the end of 1998.

The legal/compliance provision represents the expected cost of settling disputes arising from contractual arrangements with third party suppliers, including associated legal and professional fees.

The ongoing rationalisation of business premises occupied by Reuters particularly within the UK has resulted in the need to provide for unavoidable future rental costs. Property provisions also reflects Reuters contractual liability at the balance sheet date to make good dilapidations under ongoing rental agreements.

64      Reuters Group PLC Annual Report 1999

26. Capital and reserves

	CALLED-UP SHARE CAPITAL £m	CAPITAL REDEMPTION RESERVE £m	SHARE PREMIUM ACCOUNT £m	OTHER RESERVE £m	PROFIT AND LOSS ACCOUNT RESERVE £m	SHARE– HOLDERS’ EQUITY £m

31 December 1996 (proforma – see below)	408	–	–	(325)	1,375	1,458
Shares issued during the year	–	–	–	35	(13)	22
Shares repurchased during the year	–	–	–	–	(21)	(21)
Translation differences	–	–	–	–	2	2
Retained earnings for the year	–	–	–	–	200	200

31 December 1997 (proforma – see below)	408	–	–	(290)	1,543	1,661
Capital reorganisation (see below)	(55)	–	–	(1,427)	–	(1,482)
Shares issued during the year	1	–	16	–	(4)	13
Translation differences	–	–	–	–	(1)	(1)
Retained earnings for the year	–	–	–	–	181	181

31 December 1998	354	–	16	(1,717)	1,719	372
Shares issued during the year	2	–	26	–	(3)	25
Shares repurchased during the year	(1)	1	–	–	(25)	(25)
Translation differences	–	–	–	–	10	10
Retained earnings for the year	–	–	–	–	219	219

31 December 1999	355	1	42	(1,717)	1,920	601

Cumulative translation losses at 31 December 1999 totalled £18 million (1998 –£28 million, 1997 –£27 million).

During 1999 £28 million was received by Reuters Group PLC on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £25 million to the group for the issue of these shares and the balance of £3 million comprised contributions to the qualifying employee share trust (QUEST) from subsidiary undertakings.

On 18 February 1998, Reuters Group PLC issued and credited as fully paid 1,417,331,693 ordinary shares of 25p each and paid cash of £1,482 million to acquire the majority of the issued share capital of Reuters Holdings PLC following the approval of a High Court Scheme of Arrangement. In exchange for every 15 ordinary shares in Reuters Holdings PLC shareholders received 13 ordinary shares in Reuters Group PLC plus £13.60 in cash.

Share capital and reserves in the 1997 consolidated balance sheet have been restated on a proforma basis. The proforma share capital as at 31 December 1997 and 31 December 1996 represents the proforma nominal value of shares in issue of Reuters Group PLC immediately prior to the reorganisation. Differences between this amount and the previously reported capital and reserves, excluding the profit and loss account reserve, represent the merger difference and have been reflected in other reserves.

Reuters Group PLC Annual Report 1999      65

27. Share capital

	1999 £m	1998 £m	PROFORMA 1997 £m

Authorised
One Founders Share of £1	–	–	–
49,998 redeemable preference shares of £1	–	–	–
2,100 million ordinary shares of 25p each	525	525	525

	525	525	525

Allotted and called-up
One Founders Share of £1	–	–	–
Ordinary shares of 25p each	355	354	408

	355	354	408

Number of ordinary shares of 25p each (millions)	1,422.7	1,421.6	1,635.4

Shares allotted/(repurchased) during the year in millions	1999	1998	1997

Capital reorganisation	–	(218.1)	–
Shares in Reuters Group PLC issued for cash under employee
share schemes at prices ranging from 150p to 667p per share	5.8	4.3	–
Shares repurchased for cash at 530p per share	(4.7)	–	–

	1.1	(213.8)	–

The rights attaching to the Founders Share are set out on page 78.

Proforma ordinary shares allotted and called-up at 31 December 1997 represents the nominal value of shares in issue of Reuters Group PLC immediately prior to the capital reorganisation on 18 February 1998. Consequently there are no share movements shown for 1997.

28.  Repurchase of own shares

During 1999 Reuters carried out an on-market share repurchase programme to acquire, and subsequently cancel, 4.7 million of its ordinary shares at 530p per share. The total cost of the repurchase programme including expenses was £25 million, which has been charged against distributable reserves.

66      Reuters Group PLC Annual Report 1999

29.  Employee share option plans

Reuters operates share plans for the benefit of employees as explained in the report on remuneration. Since the flotation of Reuters Holdings PLC in 1984, Reuters has issued 95 million shares under these plans.

Share option activity for the two years ended 31 December 1999 was as follows:

	SAVE AS YOU EARN PLANS	EXECUTIVE PLANS	PLAN 2000	TOTAL	WEIGHTED AVERAGE EXERCISE PRICE £

Ordinary shares under option
in millions (including ADSs):
31 December 1997	17.2	3.4	–	20.6	4.05
Granted	5.1	–	25.7	30.8	5.43
Exercised	(3.0)	(1.7)	–	(4.7)	2.88
Expired, cancelled or lapsed	(2.2)	(0.1)	–	(2.3)	4.70

31 December 1998	17.1	1.6	25.7	44.4	5.10
Granted	2.6	–	2.4	5.0	7.58
Exercised	(4.2)	(0.7)	(0.9)	(5.8)	4.37
Expired, cancelled or lapsed	(0.9)	(0.1)	(1.2)	(2.2)	5.26

31 December 1999	14.6	0.8	26.0	41.4	5.51

Number of participants at 31 December 1999	8,037	64	13,021

The following table summarises information relating to the number of shares under option and those which were exercisable at 31 December 1999.

RANGE OF EXERCISE PRICES	TOTAL SHARES UNDER OPTION (MILLIONS)	WEIGHTED AVERAGE PERIOD REMAINING TO FULL VESTING (MONTHS)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES AT 31 DECEMBER 1999 (MILLIONS)	EXERCISABLE WEIGHTED AVERAGE EXERCISE PRICE

Ordinary shares
£1.00–£3.00	0.1	–	£2.54	0.1	£2.54
£3.01–£5.00	6.7	15	£4.18	0.5	£4.32
£5.01–£7.00	30.1	21	£5.54	–	–
£7.01–£9.00	2.4	20	£8.14	–	–
ADSs
$20.01–$40.00	0.1	–	$29.38	0.1	$29.38
$40.01–$65.00	1.5	25	$56.88	0.1	$43.72
$65.01–$90.00	0.5	41	$82.06	–	–

	41.4			0.8

In August 1990 and January 1994, Reuters established employee share ownership trusts with the power to acquire shares in the open market. The trustee of both trusts, an off-shore subsidiary of Reuters, is being managed under contract by an independent management company. Shares purchased by the trusts will be used either to meet obligations under the company’s restricted share plans described in the report on remuneration on pages 24–30 or to satisfy the exercise of options granted, or to be granted, under other employee share option plans. Alternatively, new shares may be issued to satisfy these option obligations.

Reuters Group PLC Annual Report 1999      67

Notes on the consolidated balance sheets continued

30.  Related party transactions

During the year, Reuters carried out a number of transactions with related parties in the normal course of business and on an arm’s length basis. Details of these transactions are shown below:

	31 DECEMBER 1998 £m	AMOUNTS INVOICED £m	AMOUNTS COLLECTED/PAID £m	31 DECEMBER 1999 £m

Amounts receivable
Factiva joint venture	–	24	(11)	13
Associated undertakings	–	6	(6)	–

	–	30	(17)	13

Amounts payable
Factiva joint venture	–	(32)	19	(13)
Associated undertakings	–	(12)	9	(3)

	–	(44)	28	(16)

The above related party transactions relate to the rendering or receiving of services between both parties including agency arrangements and licence agreements. In addition to the above amounts, Reuters has a promissory note payable to Factiva with a balance of £11 million outstanding at the year end.

Reuters is deemed to be related to various companies through common directorships. During 1999 the amounts invoiced to these companies by Reuters totalled £57 million with £2 million being invoiced by them.

31. Operating leases

Minimum payments for non-cancellable operating leases for terms in excess of one year from 31 December are as follows:

	1999 £m	1998 £m	1997 £m

Year ended 31 December
1998	–	–	62
1999	–	70	60
2000	79	64	51
2001	72	61	45
2002	64	54	38
2003	55	46	30
2004	45	38	25
Thereafter	302	257	94

Total minimum lease payments	617	590	405

At 31 December Reuters had commitments to make payments during the following year under non-cancellable operating leases as follows:

	LAND AND BUILDINGS			OTHER
	1999 £m	1998 £m	1997 £m	1999 £m	1998 £m	1997 £m

Operating leases which expire:
Within one year	7	7	5	1	1	1
In the second to fifth years	41	36	26	9	8	8
Over five years	29	26	28	–	–	–

68 Reuters Group PLC Annual Report 1999

32.  Acquisitions and disposals

During 1999 Reuters acquired a number of subsidiary undertakings including a 100% shareholding in MarketNet and majority shareholdings in VentureOne and TowerGroup Holdings. Investments in associated undertakings and joint ventures included Dow Jones Reuters Business Interactive LLC (trading as Factiva). The cost, consolidated net assets and goodwill arising were as follows:

	SUBSIDIARY UNDERTAKINGS
	BOOK VALUE £m	FAIR VALUE ADJUSTMENTS £m	NET £m	JOINT VENTURES/ ASSOCIATED UNDERTAKINGS £m	TOTAL £m

Tangible fixed assets	1	–	1	–	1
Fixed asset investments	–	–	–	7	7
Current assets
Cash	8	–	8	–	8
Other	9	–	9	–	9
Short-term creditors	(12)	–	(12)	–	(12)

Net assets acquired	6	–	6	7	13
Paid in the year:
Cash			31	6	37
Assets			–	4	4
Deferred			6	13	19

Goodwill			31	16	47

Contribution to group revenue of acquisitions made during 1999 was immaterial. Had these companies been acquired on 1 January 1999, their impact on the group’s results would have been immaterial.

Partial disposal of TIBCO Software Inc.

In July 1999 TIBCO Software Inc. completed an Initial Public Offering (IPO) generating net proceeds of £78 million. Reuters did not sell any of its shares in the offering and reduced its holding from 95% (excluding non-equity stock) to 62% on an undiluted basis. Reuters voting rights are restricted to a maximum of 49% and accordingly TIBCO Software Inc. is now being accounted for as an associated undertaking.

The IPO generated an accounting profit of £52 million calculated as follows:

£m

Increased value of Reuters share of net assets	56
Goodwill write-off	(4)

52

Reuters Group PLC Annual Report 1999 69

Notes on the consolidated balance sheet continued

33. Subsidiary and associated undertakings and joint ventures

The principal subsidiary and associated undertakings and joint ventures at 31 December 1999, all of which are included in the consolidated financial statements, are shown below. The shares in Reuters Investments Limited are held by Reuters Group PLC. The shares in the other companies are held by Reuters Investments Limited or its wholly-owned subsidiaries.

Subsidiary undertakings	COUNTRY OF INCORPORATION	PRINCIPAL AREA OF OPERATION	PERCENTAGE OF EQUITY SHARES HELD

Instinet Corporation	USA	USA	100
Reuters AG	Germany	Germany	100
Reuters America Inc.	USA	USA	100
Reuters Asia Pte Limited	Singapore	Asia/Pacific	100
Reuters Australia Pty Limited	Australia	Australia	100
Reuters Eastern Europe Limited	Great Britain	Russia	100
Reuters Espana SA	Spain	Spain	100
Reuters Hong Kong Limited	Cook Islands	Hong Kong	100
Reuters Investments Limited	Great Britain	Great Britain	100
Reuters Italia SpA	Italy	Italy	100
Reuters Limited	Great Britain	Worldwide	100
Reuters Nederland BV	Netherlands	Netherlands	100
Reuters SA	Switzerland	Continental Europe	100
Reuters Services SARL	France	France	100
Reuters Singapore Pte Limited	Singapore	Singapore	100
Reuters Transaction Services Limited	Great Britain	Worldwide	100
Tibco Finance Technology Inc.	USA	Worldwide	100

The financial years for the above subsidiary
undertakings end on 31 December.

Associated undertakings and joint ventures

TIBCO Software Inc. (see note 32)	USA	Worldwide	62
Factiva joint venture	USA	Worldwide	50

On a diluted basis, after deducting shares under option, Reuters interest in the equity of TIBCO Software Inc. reduces to 47%.

34. Post balance sheet events

On 3 February 2000 it was announced that Reuters and Equant NV had agreed to form a new company to offer a secure Internet Protocol (IP) network to the financial services industry. Equant has one of the world’s largest networks, providing voice, data and Internet services to companies around the globe. Reuters will own 51% of the new company. Subject to the necessary approvals Reuters will transfer £81 million (US$130 million) of telecommunications network assets into the new entity along with over 400 staff. It will also sell Reuters Connect Services, Reuters existing telecommunications business serving the financial community, to the new company for £16 million (US$25 million) in cash.

On 8 February 2000 Reuters announced that it plans to spend £500 million over the next four years in the migration of its services to Internet technology. This will include a reorganisation charge of £300 million over the next two years, of which £150 million is likely to be taken in 2000. In addition to its current spending, Reuters Financial will invest a further £50 million per annum to develop its e-architecture.

70      Reuters Group PLC Annual Report 1999

Balance sheet of Reuters Group PLC at 31 December

	NOTES	1999 £m	1998 £m	1997 £m

Fixed asset investment	35	8,655	8,640	–
Amounts owed by group undertakings		589	1,144	–
Other borrowings		(448)	(989)	–
Proposed dividends		(154)	(155)	–

Net assets		8,642	8,640	–

Capital and reserves:	36
Called-up share capital		355	354	–
Capital redemption reserve		1	–	–
Share premium		42	16	–
Merger reserve		6,788	6,788	–
Profit and loss account reserve		1,456	1,482	–

Capital employed		8,642	8,640	–

Profit attributable to ordinary shareholders		205	343	–

This balance sheet was approved by the directors on 11 February 2000.

/S/ Peter Job Peter Job, Chief Executive	/S/ Rob Rowley Rob Rowley, Finance Director

Advantage has been taken of the provisions of section 230(3) of the Companies Act 1985 not to present a separate profit and loss account for Reuters Group PLC. Reuters Group PLC Annual Report 1999 71

Notes on the balance sheet of Reuters Group PLC 35. Fixed asset investment The investment represents the shareholding of Reuters Group PLC in Reuters Investments Limited. 36. Capital and reserves

	CALLED-UP SHARE CAPITAL £m	CAPITAL REDEMPTION RESERVE £m	SHARE PREMIUM ACCOUNT £m	MERGER RESERVE £m	PROFIT AND LOSS ACCOUNT RESERVE £m	TOTAL £m

31 December 1998	354	–	16	6,788	1,482	8,640
Shares issued during the year	2	–	26	–	–	28
Shares repurchased during the year	(1)	1	–	–	(25)	(25)
Retained loss for the year	–	–	–	–	(1)	(1)

31 December 1999	355	1	42	6,788	1,456	8,642

Following the approval of a High Court Scheme of Arrangement, the majority of the issued share capital of Reuters Holdings PLC was acquired by Reuters Group PLC in February 1998. The merger reserve and profit and loss account reserve arose as a result of this transaction.

The retained loss for the year represents dividends paid to shareholders and certain administrative costs less dividends from Reuters Investments Limited.

72      Reuters Group PLC Annual Report 1999

Accounting policies

Accounting basis

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. The 1998 capital reorganisation was accounted for using merger accounting principles in order to show a true and fair view.

Basis of consolidation

The consolidated financial statements include:

a.	The financial statements of Reuters Group PLC and its subsidiaries to 31 December. The results of subsidiaries are included for the period during which they are a member of the group.

b.	Reuters share of the post-acquisition results of associated undertakings and joint ventures. Investments in associated undertakings and joint ventures are included at Reuters share of the net assets at the dates of acquisition plus the group’s share of post-acquisition reserves.

Foreign currency translation Where it is considered that the functional currency of an operation is sterling the financial statements are expressed in sterling on the following basis:

a.	Fixed assets are translated into sterling at the rates ruling on the date of acquisition as adjusted for any profits or losses from related financial instruments.

b.	Monetary assets and liabilities denominated in a foreign currency are translated into sterling at the foreign exchange rates ruling at the balance sheet date.

c.	Revenue and expenses in foreign currencies are recorded in sterling at the rates ruling for the month of the transactions.

d.	Any gains or losses arising on translation are reported as part of profit.

For other operations, associated undertakings and joint ventures, assets and liabilities are translated into sterling at the rates ruling at the balance sheet date. Revenue and expenses in foreign currencies are recorded in sterling at the rates ruling for the month of the transactions and gains or losses arising on translation are dealt with through reserves.

Treasury

Reuters receives revenue and incurs expenses in more than 60 currencies and uses financial instruments to hedge a portion of its net cash flow and operating profit. Profits and losses from hedging activities are matched with the underlying cash flows and profits being hedged. Those relating to trading cash flows are reported as part of profit and those relating to Reuters capital expenditure programme are adjusted against the cost of the assets to which they relate.

Reuters uses financial instruments to hedge a portion of its interest exposure. Profits and losses on financial instruments are reported as part of profit for the period to which they relate.

Financial instruments hedging the risk on foreign currency assets are revalued at the balance sheet date and the resulting gain or loss offset against that arising from the translation of the underlying asset into sterling.

Revenue

Revenue represents the turnover, net of discounts, derived from services provided to subscribers and sales of equipment applicable to the year. Short-term contracts are accounted for on a completed contract basis.

Instinet transactions

Securities transactions between Instinet counterparties which pass through Instinet in its role as an agency broker are recorded on a settlement date basis and, therefore, are only reflected in the balance sheet if there is a failure to settle. Revenues and related expenses arising from such securities transactions are accrued from the date of the transaction.

Development

Development expenditure is charged against profit in the year in which it is incurred.

Pensions and similar obligations

The expected cost of pensions and other post-retirement benefits is charged against profit so as to spread the cost over the service lives of the employees affected.

Restricted share and Instinet long-term incentive plans

Costs of the restricted share and Instinet long-term incentive plans are charged to profit over the vesting period of the awards.

Tangible fixed assets

Depreciation is calculated on a straight line basis so as to write down the assets to their residual values over their expected useful lives:

Freehold land	Not depreciated
Freehold buildings	Normally 50 years
Leasehold property	Over the term of the lease
Computer systems equipment, office equipment and motor vehicles	3 to 5 years

Stocks

Stocks and contract work in progress are valued at the lower of cost and net realisable value less progress payments received and receivable from clients. Progress payments in excess of the value of work carried out are included within creditors.

Cost is calculated on a first in first out basis by reference to the invoiced value of supplies and attributable costs of bringing stocks to their present location and condition.

Net realisable value is the estimated market value less selling costs.

Short-term investments

Government securities are stated in the balance sheet at the lower of cost plus accrued capital appreciation and market value. Income from these securities and any adjustment for changes in their market value during the year are reported as part of profit.

Interest on certificates of deposit is calculated at the yield at which the certificate was purchased and is reported as part of profit over the life of the certificate. Certificates of deposit are stated in the balance sheet at the lower of cost plus accrued interest and market value.

Movements in short-term investments are reported under the heading of management of liquid resources in the cash flow statement.

Reuters Group PLC Annual Report 1999      73

Accounting policies continued

Debt issuance

Medium-term notes and commercial paper are stated at the amount of the net proceeds plus any accrued interest or discount. Discounts or premia to the nominal value are amortised over the term of the issue. Costs associated with debt issuance are charged against profit over the life of the instrument.

Foreign currency swap agreements and forward contracts are used to convert non-sterling debt into sterling. Interest rate swaps, swaptions and forward rate agreements are used to manage interest rate exposures. Amounts payable or receivable in respect of these derivatives are recognised as adjustments to interest expense over the period of the contract.

Leasing

Assets acquired under a finance lease are recorded in the balance sheet as tangible fixed assets with corresponding obligations to pay future rentals. The assets are valued at the present value of the minimum lease payments at the rate implicit in the lease.

Rentals payable are apportioned between a finance charge and a reduction of the outstanding obligation for future amounts payable. The total finance charge is allocated to accounting periods during the lease term so as to produce a constant periodic rate of charge on the outstanding obligation throughout the lease.

Operating lease rentals are charged against profit on a straight line basis over the period of the lease.

Deferred taxation

Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. The only exception to this is in respect of deferred tax assets relating to provisions for pensions and other post-retirement benefits which are recognised in full.

Goodwill and intangible assets

Purchased goodwill and intangible assets are capitalised and amortised through the profit and loss account over their estimated lives which are between five and 20 years.

Interest in shares of Reuters Group PLC

Shares held by the employee share ownership trusts are recorded in the balance sheet within fixed asset investments at cost including expenses less amounts written off.

74 Reuters Group PLC Annual Report 1999

Summary of differences between UK and US Generally Accepted
Accounting Principles (GAAP)

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. A description of the relevant accounting principles which differ materially is given below:

Software revenue recognition

Under UK GAAP, revenue and related direct costs from contracts for the outright sale of software systems are recognised at the time of client acceptance. Under US GAAP, specific rules were introduced from January 1998 for the determination of client acceptance in cases where future significant modifications or upgrades to the software are considered to be part of the client’s overall acceptance of the product. Under these rules, an amount of revenue is required to be deferred until these software upgrades have been delivered and accepted by the client. Warranties provided by Reuters in connection with the delivery of millennium versions of software fall within these rules and consequently an element of revenue and related direct cost was deferred under US GAAP. This policy has not been adopted under UK GAAP.

Goodwill and other acquisition accounting adjustments

UK GAAP require purchased goodwill to include an estimate of the fair value of any contingent consideration. Under US GAAP, contingent consideration is recognised as a component of goodwill when the contingency is resolved.

Under the UK GAAP, goodwill arising on acquisitions of associates is included within the carrying value of these investments. Under US GAAP this goodwill is included within intangibles.

Software development costs

Under UK GAAP, costs of developing computer software products are expensed in the year in which they are incurred. Under US GAAP, the costs of developing computer software products subsequent to establishing technical feasibility are capitalised. The amortisation of the capitalised costs is based on the estimated future revenues or remaining estimated useful economic lives of the products involved.

Employee costs

Since 1990, options have been granted under Reuters save-as-you-earn plans at a 20% discount. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, the discount is regarded as employee compensation and is accrued over the vesting period of the grants.

Taxes on income

Under UK GAAP, deferred taxes are accounted for to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under US GAAP, deferred taxes are accounted for on all timing differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised. Deferred tax also arises in relation to the tax effect of the other US GAAP adjustments.

Dividends

Under UK GAAP, dividends are provided for in the year in respect of which they are declared or proposed. Under US GAAP, dividends and any related tax credit are given effect only in the period in which dividends are formally declared.

Shares held by Employee Share Ownership Trusts (ESOTs)

Under UK GAAP, shares held by the ESOTs are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded at cost as a deduction from shareholders’equity.

Fixed asset investments

Under UK GAAP, fixed asset investments are held in the balance sheet at the lower of cost or net realisable value. Under US GAAP, fixed asset investments which are available for sale are stated at fair value with unrealised gains or losses included in the statement of comprehensive income.

The effects of these differing accounting principles are shown in notes 37–40.

Cash flow statements

The cash flow statement set out on pages 51–53 has been prepared in conformity with UK Financial Reporting Standard No. 1 (Revised) ‘Cash Flow Statements’. The principal differences between this statement and cash flow statements presented in accordance with US Financial Accounting Standard No. 95 are as follows:

1.	Under UK GAAP net cash flow from operating activities is determined before considering cash flows from (a) returns on investments and servicing of finance and (b) taxes paid. Under US GAAP, net cash flow from operating activities is determined after these items.

2.	Under UK GAAP, capital expenditure is classified separately while under US GAAP, it is classified as an investing activity.

3.	Under UK GAAP, dividends are classified separately while under US GAAP, dividends are classified as financing activities.

4.	Under UK GAAP movements in short-term investments are not included in cash but classified as management of liquid resources. Under US GAAP, short-term investments with a maturity of three months or less at the date of acquisition are included in cash.

5.	Under UK GAAP movements in bank overdrafts are classified as movements in cash while under US GAAP they are classified as a financing activity.

Set out below is a summary consolidated cash flow statement under US GAAP:

	1999 £m	1998 £m	1997 £m

Net cash inflow from operating activities	657	795	817
Net cash outflow from investing activities	(409)	(431)	(400)
Net cash outflow from financing activities	(610)	(764)	(85)

Net (decrease)/increase in cash and cash equivalents under US GAAP	(362)	(400)	332
Net decrease in cash under UK GAAP (see notes 4–5 above)	(25)	(8)	(31)

Reuters Group PLC Annual Report 1999 75

Notes on summary of differences between UK and US GAAP 37. Adjustments to net income

	1999 £m	1998 £m	1997 £m

Profit attributable to ordinary shareholders in accordance with UK GAAP	425	384	390
US GAAP adjustments:
Software revenue recognition	2	(2)	–
Acquisition accounting adjustments	(2)	(3)	(3)
Software development costs	(2)	(2)	(2)
Employee costs (see note (i) below)	(8)	(1)	(3)
Deferred taxes	36	16	4

Net income in accordance with US GAAP	451	392	386

	1999 Pence	1998 Pence	1997 Pence

Earnings and dividends (see note (ii) below)
Basic earnings per ADS in accordance with US GAAP	192.1	166.6	164.5
Diluted earnings per ADS in accordance with US GAAP	189.5	166.0	163.4

Dividend paid per ADS (including UK advance corporation tax credit)	97.7	99.8	104.7
Deemed special dividend paid per ADS	–	627.7	–

Total dividend paid per ADS	97.7	727.5	104.7

Weighted average number of shares used in basic EPS calculation (millions)	1,409	1,411	1,407
Issuable on conversion of options	20	5	10

Used in diluted EPS calculation	1,429	1,416	1,417

(i) Employee costs

The company has complied with Financial Accounting Standard No. 123, ‘Accounting for Stock-Based Compensation’(FAS 123). Reuters has continued to apply the methodologies set out in APB Opinion 25, ‘Accounting for Stock Issued to Employees’and other US GAAP literature in calculating its US GAAP adjustments for share option plans and awards of share rights. Had Reuters elected to recognise compensation expense based upon the fair value at grant date for awards made in 1995 to 1999 under these plans consistent with the alternative methodology set out in FAS 123, net income in 1999 in accordance with US GAAP would have been £8 million lower and earnings per ADS and diluted earnings per ADS would both have been 3.6p lower than these figures shown above. Differences arising in prior years were not material.

(ii) Capital reorganisation

As explained in note 26, Reuters Holdings PLC completed a capital reorganisation in 1998. Under US GAAP this transaction was deemed a share consolidation combined with a special dividend and, accordingly, earnings per share and per ADS and dividends per share and per ADS were retroactively restated. Under UK GAAP no restatement of earnings per share was deemed necessary as the cash payment was considered to be equivalent to a repurchase of shares at market value and the number of new shares in Reuters Group PLC was set to facilitate comparability of earnings with those of Reuters Holdings PLC.

(iii) Derivative instruments and hedging activities

Statement of Financial Accounting Standard No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’(FAS 133), as amended by FAS 137, becomes effective for accounting periods beginning on 1 January 2001. FAS 133, which will require all derivatives to be carried on the balance sheet at fair value, introduces complex rules in respect of hedge accounting and the recognition of movements in fair value through the income statement. FAS 133 is currently being evaluated and the impact that it will have on Reuters financial statements is not yet known.

76      Reuters Group PLC Annual Report 1999

38. Adjustments to shareholders’equity

	1999 £m	1998 £m	1997 £m

Capital employed before minority interest in accordance with UK GAAP	601	372	1,661
US GAAP adjustments:
Software revenue recognition	–	(2)	–
Goodwill and other acquisition accounting adjustments	43	14	11
Capitalised software development costs net of amortisation	4	6	8
Fixed asset investments	567	42	14
Shares held by employee share ownership trusts	(95)	(45)	(39)
Liabilities	(42)	(28)	(25)
Deferred taxes	(123)	(10)	(16)
Dividends not formally declared or paid during the year	154	155	140

Shareholders’ equity in accordance with US GAAP	1,109	504	1,754

39. Statement of comprehensive income

	1999 £m	1998 £m	1997 £m

Net income in accordance with US GAAP	451	392	386
Other comprehensive income, net of tax:
Unrealised gains on certain fixed asset investments:
Arising during year	425	37	8
Less gains in net income	(10)	(19)	–
Foreign currency translation differences	10	(1)	2

Comprehensive income in accordance with US GAAP	876	409	396

40. Summarised balance sheet (US GAAP basis)

	1999 £m	1998 £m	1997 £m

Assets
Fixed tangible assets	1,495	859	858
Current assets	1,401	1,565	1,809
Other assets	46	42	58
Software development costs	4	6	8
Goodwill and other intangibles	227	250	174

Total assets	3,173	2,722	2,907

Liabilities and shareholders’ equity
Current liabilities	1,556	2,102	1,017
Long-term liabilities	362	75	86
Deferred taxes	146	24	32
Minority interest	–	17	18

Shareholders’ equity before deductions	1,236	562	1,889
Treasury stock	–	–	(82)
Shares held by employee share ownership trusts	(127)	(58)	(53)

Total shareholders’ equity	1,109	504	1,754

Total liabilities and shareholders’ equity	3,173	2,722	2,907

Goodwill and other intangibles are net of accumulated amortisation of £434 million (1998 –£375 million, 1997 –£322 million). Software development costs are net of accumulated amortisation of £14 million (1998 –£12 million, 1997 –£11 million

Reuters Group PLC Annual Report        77

Preserving Reuters independence

Customers in all parts of the world depend on Reuters to provide them with reliable and objective news and information.

Reuters therefore has a special need to safeguard its independence and integrity and avoid any bias which may stem from control by any particular individuals or interests. Reuters share structure includes two mechanisms specifically designed to prevent this happening:

No shareholder may own 15% or more shares.

There is a single founders share, in addition to the publicly traded ordinary shares. This may be used to outvote all ordinary shares if other safeguards fail and there is an attempt to seize control of the company. “Control”, for this purpose, means 30% of the shares.

The Reuters Trust Principles, which are protected by the founders share, also impose further obligations. The principles and a list of the trustees are set out below.

THE REUTERS TRUST PRINCIPLES

Reuters is dedicated to preserving its independence, integrity and freedom from bias in the gathering and dissemination of news and information. The Reuters Founders Share Company Limited, of which all Reuters trustees are directors, was established to safeguard those qualities. The trustees have a duty to ensure that, as far as they are able by the proper exercise of the powers vested in them, the Reuters Trust Principles are observed. These are:

•	That Reuters shall at no time pass into the hands of any one interest, group or faction;

•	That the integrity, independence and freedom from bias of Reuters shall at all times be fully preserved;

•	That Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

•	That Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•	That no effort shall be spared to expand, develop and adapt the news and other services and products of Reuters so as to maintain its leading position in the international news and information business.

If the trustees believe that any person, together with any associates, is seeking to obtain or has obtained control of Reuters Group PLC, a majority of the Reuters trustees may require the votes attaching to the Founders Share to be exercised. “Control” means the ability to control the exercise of 30% or more of the votes which may be cast on a poll at general meetings of Reuters Group PLC. In such circumstances, the Founders Share Company has the right at any general meeting of Reuters Group PLC to cast sufficient votes to pass any resolution supported by, and to defeat any resolution opposed by, the Founders Share Company.

Any two Reuters trustees may require the votes attaching to the Founders Share to be cast against any resolution which would alter any of the articles of association of Reuters Group PLC relating to the Reuters Trust Principles and the rights of the Founders Share. In such circumstances, the Founders Share confers upon the Founders Share Company the right to cast sufficient votes to defeat that resolution.

The Reuters trustees are: Pehr Gyllenhammar (Chairman); Len Berkowitz; The Rt. Hon the Lord Browne-Wilkinson; Sir Michael Checkland; David Cole CBE; Robert Erburu; Toyoo Gyohten; Jacques de Larosière de Champfeu KBE; Sir Christopher Mallaby GCMG GCVO; Dame Sheila Masters DBE; Sir William Purves CBE DSO; Jaakko Rauramo; Michael Robson; Arthur Ochs Sulzberger; Lyle Turnbull AO; Richard Winfrey.

Following the capital reorganisation in 1998 the Founders Share in Reuters Holdings PLC was cancelled and a Founders Share with like rights was issued by Reuters Group PLC to the Reuters Founders Share Company Limited.

78      Reuters Group PLC Annual Report 1999

Other information for shareholders

Information for investors can be found on Reuters website http://www.reuters.com/

ORDINARY SHARES

A register of shareholders’interests is kept at the company’s head office and is available for inspection on request. The register includes information on nominee accounts and their beneficial owners.

Hoare Govett and Cazenove & Co. offer low cost share dealing services for existing and potential Reuters shareholders. Further information can be obtained from Hoare Govett Corporate Finance Limited’s Low Cost Dealing Department, 250 Bishopsgate, London EC2M 4AA (Tel: (0)20 7678 8300) and Mrs Nancy Young, Postal Dealing Department, Cazenove & Co., 12 Tokenhouse Yard, London EC2R 7AN (Tel: (0)20 7606 1768).

Reuters has arranged for Barclays Stockbrokers Limited to provide a Reuters Maxi Individual Savings Account (ISA) for UK residents. The ISA allows investment in Reuters ordinary shares and cash. Further information can be obtained from Barclays Stockbrokers (Tel: 0845 601 5000). All 0845 calls are charged at local rates; you can only use this number if you are calling from the UK. For your security calls are recorded and randomly monitored. Barclays Stockbrokers Limited is a member of the London Stock Exchange and is regulated by the Securities and Futures Authority Limited.

Dividends and earnings

Ordinary shareholders have received the following dividends in respect of each financial year:

	1999	1998	1997	1996	1995

Interim	3.65p	3.4p	3.1p	2.75p	2.3p
Final (1999 proposed)	11.00p	11.0p	9.9p	9.00p	7.5p

	14.65p	14.4p	13.0p	11.75p	9.8p

Basic earnings per ordinary share	30.2p	26.7p	24.0p	27.3p	23.2p

Ordinary shareholders living in selected countries outside the United Kingdom can have their dividends paid directly into their bank accounts in local currency. Any shareholders interested in this service, for which there is a small charge, should contact the registrar (address on page 89).

Analysis of shareholdings at 31 December 1999

Excluding Reuters ordinary shares held by employee share ownership trusts, there were 1,402 million shares in issue, analysed as in the chart opposite. There were 29,634 shareholders on the ordinary share register.

[THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

Pension funds	31%
Insurance companies	18%
Investment funds and trusts (note 1)	14%
American Depositary Shares	11%
Individuals	4%
Corporate holdings	2%
Non-profit organisations	2%
Foreign governments	1%
Others (note 2)	17%

Note 1: Includes UK unit trusts and US mutual funds

Note 2: Includes all holdings below 100,000 shares, except for individuals, whose holdings are analysed below this level.

Reuters Group PLC Annual Report 1999      79

Other information for shareholders continued

AMERICAN DEPOSITARY SHARES (ADSs)

Each ADS represents six ordinary shares.

ADS holders receive the annual and half-yearly reports issued by Reuters Group PLC.

Reuters Group PLC is subject to the informational requirements of the US securities laws applicable to foreign companies and in accordance therewith files an annual report on Form 20-F and other information with the US Securities and Exchange Commission. Form 20-F is also available from the Investor Relations departments in London or New York.

ADS Dividends

ADS holders are eligible for all stock dividends or other entitlements accruing on the underlying Reuters Group PLC shares and receive all cash dividends in US dollars. These are normally paid twice a year.

Dividend cheques are mailed directly to the ADS holder on the payment date if ADSs are registered with Reuters US depositary. Dividends on ADSs that are registered with brokers are sent to the brokers, who forward them to ADS holders. Reuters US depositary is Morgan Guaranty Trust Company of New York (address on page 89).

ADS holders should be aware of tax refunds that may increase the cash dividends paid to qualifying US residents. Dividends per ADS, including any UK tax refunds but before US tax credits, in respect of each financial year are set out below.

	1999	1998	1997	1996	1995

In sterling
Interim	21.9p	21.7p	19.8p	17.5p	14.7p
Final (1999 proposed)	66.0p	66.0p	63.1p	57.4p	47.8p

	87.9p	87.7p	82.9p	74.9p	62.5p

In dollars
Interim	35.0c	36.1c	31.2c	27.3c	22.7c
Final (1999 proposed)	*	105.7c	104.2c	93.1c	72.2c

* Final 1999 dividend will be converted to US dollars from sterling at the rate prevailing on 20 April 2000.

The figures above which have not been restated for the 1998 capital reorganisation, include a refund of UK tax, less a withholding tax on the total dividend and tax credit. Following the abolition of UK advance corporation tax credits from 6 April 1999, the amount of the refund of UK tax is restricted to one-ninth of the dividend paid. Dividends continue to be subject to a UK withholding tax. This will either be 15% on the total of the dividend and the tax refund or the value of the tax refund, whichever is the lower. For dividends paid to qualifying US residents before 6 April 1999, the tax credit was one-quarter of the amount of dividend on the ordinary shares.

For 1999, the total of the declared dividend per ADS is 87.9p, the related tax credit per ADS is 9.8p and the withholding tax per ADS is 9.8p, giving no net tax refund per ADS and a total cash payment of 87.9p per ADS.

ADS holders who are US residents for tax purposes may normally credit the withholding tax against their federal income tax liabilities.

Dollar amounts paid to ADS holders depend on the sterling/dollar exchange rate at the time of payment.

80      Reuters Group PLC Annual Report 1999

Financial diary for 2000

Tuesday 8 February	Results for year 1999 announced

Monday 13 March	Ordinary shares go ex-dividend

Wednesday 15 March	ADSs go ex-dividend

Tuesday 18 April	First quarter trading statement issued Annual General Meeting Time: 11.30 Venue: Glaziers Hall, 9 Montague Close, London SE1

Thursday 20 April	Final dividend for 1999 payable to ordinary shareholders on the register as at 17 March 2000

Thursday 27 April	Final dividend payable to ADS holders on the register as at 17 March 2000

Tuesday 25 July	Results for the first six months of 2000 announced

Monday 31 July	Ordinary shares go ex-dividend

Wednesday 2 August	ADSs go ex-dividend

Wednesday 6 September	Interim dividend for 2000 payable to ordinary shareholders on the register as at 4 August 2000

Wednesday 13 September	Interim dividend payable to ADS holders on the register as at 4 August 2000

Friday 20 October	Third quarter trading statement issued

Reuters Group PLC Annual Report 1999 81

Summary of 1998 and 1999 results

	1999				1998
Revenue	Q1 £m	Q2 £m	Q3 £m	Q4 £m	Q1 £m	Q2 £m	Q3 £m	Q4 £m

Reuters Information
Europe, Middle East and Africa	247	243	243	241	227	230	230	244
Asia/Pacific	75	74	75	78	71	72	69	71
The Americas	83	86	87	87	77	77	82	81

Total	405	403	405	406	375	379	381	396

Reuters Trading Systems
Dealing	101	99	99	98	108	109	106	104
Financial Enterprise Systems	59	63	68	70	58	57	67	93
Risk Management Systems	18	26	15	30	13	20	15	35
Other	7	6	7	14	3	6	8	6
Reuters Voice Systems
(disposed of in December 1998)	–	–	–	–	2	5	8	4

Total	185	194	189	212	184	197	204	242

Instinet
US	98	102	99	108	82	86	96	97
International	27	28	30	32	19	21	23	22
Fixed Income	–	–	–	1	–	–	–	–

Total	125	130	129	141	101	107	119	119

Reuters Ventures	37	37	41	42	38	38	38	40
Reuters Business Briefing (RBB)	15	16	–	–	13	12	14	15
TIBCO Software (TSI) (see note 32)	8	13	–	–	7	7	10	11
Intra group revenue	(4)	(2)	(1)	(1)	(3)	(2)	(5)	(5)

Total revenue	771	791	763	800	715	738	761	818

Adjustment for TSI/RBB	(23)	(29)	–	–	(20)	(19)	(24)	(26)

Divisional revenue	748	762	763	800	695	719	737	792

82 Reuters Group PLC Annual Report 1999

	1999			1998
Costs	H1 £m	H2 £m	FY £m	H1 £m	H2 £m	FY £m

Reuters Information	(694)	(672)	(1,366)	(662)	(711)	(1,373)
Reuters Trading Systems	(262)	(288)	(550)	(246)	(295)	(541)
Instinet	(175)	(221)	(396)	(133)	(158)	(291)
Reuters Ventures	(79)	(93)	(172)	(88)	(93)	(181)
RBB	(32)	–	(32)	(33)	(33)	(66)
TSI	(27)	–	(27)	(15)	(23)	(38)
Intra group costs	6	2	8	5	10	15

Total costs	(1,263)	(1,272)	(2,535)	(1,172)	(1,303)	(2,475)

Adjustment for TSI/RBB	59	–	59	48	56	104

Divisional costs	(1,204)	(1,272)	(2,476)	(1,124)	(1,247)	(2,371)

Contribution
Reuters Information	114	139	253	92	66	158
Reuters Trading Systems	117	113	230	135	151	286
Instinet	80	49	129	75	80	155
Reuters Ventures	(5)	(10)	(15)	(12)	(15)	(27)
RBB	(1)	–	(1)	(8)	(4)	(12)
TSI	(6)	–	(6)	(1)	(2)	(3)

Total contribution	299	291	590	281	276	557

Adjustment for TSI/RBB	7	–	7	9	6	15

Divisional contribution	306	291	597	290	282	572

Reuters Group PLC Annual Report 1999 83

Summary of 1998 and 1999 results continued

	1999			1998
Contribution margin	H1 £m	H2 £m	FY £m	H1 £m		H2 £m	FY £m

Reuters Information	14%	17%	16%	12%		8%	10%
Reuters Trading Systems	31%	28%	29%	35%		34%	35%
Instinet	31%	18%	25%	36%		34%	35%
Reuters Ventures	(7% )	(12% )	(10% )	(16%	)	(19% )	(18%	)
RBB	(3% )	n/a	(3% )	(32%	)	(18% )	(23%	)
TSI	(29% )	n/a	(29% )	(7%	)	(4% )	(6%	)

Total contribution margin	19%	19%	19%	19%		17%	18%

Total divisional contribution margin excluding TSI/RBB	20%	19%	19%	21%		18%	19%

Net currency gain	3	3	6	22		17	39

Goodwill amortisation	(24)	(23)	(47)	(25)		(21)	(46)

Operating profit	278	271	549	278		272	550

Operating margin	17.8%	17.3%	17.6%	19.1%		17.2V	18.2%

Profit on disposal of fixed asset investments	29	21	50	–		26	26
(Loss)/profit from associates	(1)	(16)	(17)	2		(3)	(1)
Income from fixed asset investments	–	2	2	3		–	3
Net interest (payable)/receivable	(6)	2	(4)	11		(9)	2
Profit on disposal of subsidiary	–	52	52	–		–	–

Profit before taxation	300	332	632	294		286	580

Taxation on profit on ordinary activities	(98)	(109)	(207)	(99)		(97)	(196)

Profit after taxation attributable to ordinary shareholders	202	223	425	195		189	384

Tax rate on profit before goodwill	30%		30%	31%			31%

Earnings per ordinary share	14.3p		30.2p	13.3p			26.7p

Earnings per ADS (USD rate = $1.61)	$1.38		$2.91	$1.29			$2.58
Dividend per ordinary share	3.65p	11.0p	14.65p	3.4p		11.0p	14.4p

Number of ordinary shares ranking for dividend (millions)	1,413	1,402		1,409		1,409

84 Reuters Group PLC Annual Report 1999

Net assets	1999 £m	1998 £m

Reuters Information	276	298
Reuters Trading Systems	154	202
Reuters Ventures	110	28
Instinet	214	92
TSI	–	16
Central	(153)	(247)

	601	389

User accesses (000’s)
Information product accesses
3000 Series	71	48
Other upper tier	139	161
Off-Trading Floor	97	70
Mobile	41	31
Other	129	119
Total	477	429
Dealing accesses	23	24
Instinet accesses	21	16

Total accesses (excluding RBB)	521	469

Revenue per access (£000’s)
Information products
3000 Series	6.8	6.6
Other upper tier	5.6	5.8
Total RI	3.6	3.8
Dealing	17.6	17.9
Instinet	27.8	30.4

	1999		1998
	H1	FY	H1	FY

Total subscriber locations (000’s)	57.7	52.8	57.2	57.9

Internet page views per month (millions)		150–200

Instinet NYSE market share	2.5%	2.4%	2.5%	2.5%

Instinet NASDAQ market share	14.0%	13.3%	15.2%	14.5%

Market value of listed Greenhouse investments (£m)	68	438	–	47

Market value of TSI holding (£m)	–	3,150	–	–

Reuters Group PLC Annual Report 1999 85

Eleven year consolidated financial summary for the year ended 31 December

[CHART SHOWING HIGH AND LOW PRICES FOR ORDINARY SHARES FOR 1999 IN PENCE.] The highest price in 1999 was 1011p, the lowest 486p.

[CHART SHOWING HIGH AND LOW PRICES FOR ADSs FOR 1999 IN US DOLLARS.] The highest price in 1999 was $100.00, the lowest $50.25.

[CHART SHOWING REVENUE PER EMPLOYEE FOR EACH YEAR FROM 1999 TO 1989.]

	1999 £m	1998 £m	1997 £m	1996 £m	1995 £m

Results
Revenue	3,125	3,032	2,882	2,914	2,703
Net interest (payable)/receivable	(4)	2	80	61	60
Profit before tax	632	580	626	652	558
Taxation	207	196	236	210	185
Profit attributable to ordinary shareholders	425	384	390	442	373

Net assets
Fixed assets	1,205	1,098	1,046	1,026	999
Net current (liabilities)/assets	(232)	(577)	790	525	387
Long term creditors	(284)	(16)	(37)	(41)	(135)
Provisions	(88)	(116)	(120)	(51)	(39)

	601	389	1,679	1,459	1,212

Tangible fixed assets
Additions	244	296	361	372	304
Depreciation	310	331	312	283	250

Development expenditure	197	200	235	202	191

Free cash flow	402	490	449	494	455

	1994 £m	1993 £m	1992 £m	1991 £m	1990 £m	1989 £m
Results
Revenue	2,309	1,874	1,568	1,467	1,369	1,187
Net interest (payable)/receivable	51	60	66	49	30	19
Profit before tax	510	440	383	340	320	283
Taxation	162	140	123	110	112	102
Profit attributable to ordinary shareholders	347	299	236	230	207	181

Net assets
Fixed assets	687	571	499	488	531	484
Net current (liabilities)/assets	176	151	419	289	81	(33)
Long term creditors	(87)	(32)	(26)	(30)	(27)	(22)
Provisions	(36)	(32)	(23)	(25)	(30)	(20)

	740	658	869	722	555	409

Tangible fixed assets
Additions	319	268	199	159	196	193
Depreciation	221	204	186	193	140	110

Development expenditure	159	110	79	67	62	60

Free cash flow	321	224	276	339	227	54

NOTES.

1997 and 1998 have been restated to reflect the adoption of FRS 12.
1998 and 1997 have been restated to reflect changes to reporting user accesses in 1999.
1989 to 1996 have not been restated to reflect the change to reporting user accesses in 1999.
1989 to 1991 have not been restated to reflect the change to reporting user accesses in 1994.
1995 and 1996 have been restated to reflect the effect of FRS 10 issued in 1997 which required purchased goodwill and intangible assets to be capitalised and amortised through the profit and loss account. 1989 to 1994 have not been restated for FRS 10.
1989 to 1991 have not been restated to reflect the effects of the prior year adjustment for post retirement medical benefits made in 1992.
1989 to 1993 have been restated for the subdivision of every ordinary share of 10 pence each into four new ordinary shares of 2.5 pence each in April 1994.
1990 to 1994 fixed assets have been restated to reflect the effect of UITF abstract 13 issued in 1995.
Free cash flow is defined as net cash inflow from operating activities plus net interest received less tax paid and expenditure on tangible fixed assets.

86      Reuters Group PLC Annual Report 1999

	1999	1998	1997	1996	1995

Ratios
Basic earnings per ordinary share	30.2p	26.7p	24.0p	27.3p	23.2p
Adjusted earnings per ordinary share (1)	34.5p	30.3p	29.1p	30.4p	25.8p
Dividends per ordinary share	14.65p	14.4p	13.0p	11.75p	9.8p
Cash flow per ordinary share (2)	71.6p	68.3p	61.0p	60.7p	52.7p
Book value per ordinary share (3)	36.1p	23.3p	99.9p	88.3p	73.7p
Cash flow/book value (4)	195.5%	292.0%	61.0%	68.8%	71.5%
Profit before tax as a percentage of revenue	20.2%	19.1%	21.7%	22.4%	20.6%
Return on tangible fixed assets (5)	57.5%	48.2%	49.0%	60.0%	55.2%
Return on equity (6)	102.0%	78.5%	25.6%	33.7%	34.8%

UK corporation tax rate	30.25%	31.0%	31.5%	33.0%	33.0%

Infrastructure

Shares in issue (millions)	1,423	1,422	1,694	1,689	1,677
Employees	16,546	16,938	16,119	15,478	14,348
User accesses	521,000	482,000	429,000	362,000	327,100

	1994	1993	1992	1991	1990	1989

Ratios
Basic earnings per ordinary share	21.7p	18.0p	14.0p	13.7p	12.4p	10.9p
Adjusted earnings per ordinary share (1)	21.7p	18.0p	14.0p	13.7p	12.4p	10.9p
Dividends per ordinary share	8.0p	6.5p	5.3p	4.25p	3.75p	3.25p
Cash flow per ordinary share (2)	45.6p	40.3p	33.6p	31.7p	27.4p	23.6p
Book value per ordinary share (3)	44.7p	40.6p	51.2p	42.7p	32.9p	24.5p
Cash flow/book value (4)	102.0%	99.2%	65.7%	74.2%	83.5%	96.2%
Profit before tax as a percentage of revenue	22.1%	23.5%	24.4%	23.2%	23.4%	23.8%
Return on tangible fixed assets (5)	57.6%	57.2%	53.2%	45.4%	41.3%	40.9%
Return on equity (6)	50.8%	39.5%	29.9%	36.2%	43.2%	53.6%

UK corporation tax rate	33.0%	33.0%	33.0%	33.25%	34.25%	35.0%

Infrastructure

Shares in issue (millions)	1,668	1,662	1,753	1,743	1,735	1,724
Employees	13,548	11,306	10,393	10,450	10,731	10,071
User accesses	296,700	227,400	200,800	201,800	200,900	194,800

RATIOS.

(1)	Adjusted earnings per share are based on profit attributable to ordinary shareholders excluding capital reorganisation costs and goodwill amortisation.
(2)	Cash flow per ordinary share represents profit before taxation, goodwill amortisation and depreciation divided by the number of shares in issue after deducting shares held by employee share ownership trusts. In 1989 to 1997 shares in Reuters Holdings PLC held by group companies are also deducted.
(3)	Book value per ordinary share represents adjusted shareholders’equity divided by the number of shares in issue after deducting shares held by employee share ownership trusts. In 1989 to 1997 shares in Reuters Holdings PLC held by group companies are also deducted from shares in issue. Adjusted shareholders’equity is calculated after deducting the carrying value of interests in shares of Reuters Holdings PLC (1989 to 1997).
(4)	Cash flow/book value represents profit before taxation, goodwill amortisation and depreciation as a percentage of adjusted shareholders’ equity.
(5)	Return on tangible fixed assets represents profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each year and dividing by two.
(6)	Return on equity represents profit attributable to ordinary shareholders divided by the average adjusted shareholders’equity. The average is calculated by adding adjusted shareholders’equity at the start and the end of each year and dividing by two. In 1998 a weighted average has been used to reflect the capital reorganisation.
Reuters Group PLC Annual Report 1999 87

Glossary

Term used in annual report	US equivalent or brief description

Advance corporation tax	No direct US equivalent. Tax paid on company distributions recoverable from UK taxes due on income

Allotted	Issued

Associated undertakings	Affiliates accounted for under the equity method

Called-up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Cash at bank and in hand	Cash

Class of business	Industry segment

Combined code of practice	A set of corporate governance principles and detailed codes of practice

Creditors	Accounts payable

Creditors: Amounts falling due after more than one year	Long-term debt

Creditors: Amounts falling due within one year	Current liabilities

Debtors	Accounts receivable

Destination (of revenue)	The geographical area to which goods or services are supplied

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest in shares of Reuters Group PLC	Treasury stock

Origin (of revenue)	The geographical area from which goods or services are supplied to a third party or another geographical area

Profit	Income

Profit and loss account (statement)	Income statement

Profit and loss account reserve(under ‘capital and reserves’)	Retained earnings

Profit attributable to ordinary shareholders	Net income

Proposed dividend	Dividend declared by directors but not yet approved by shareholders

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Share premium account	Additional paid-in capital or paid-in surplus (not distributable)

Shares in issue	Shares outstanding

Stocks	Inventories

Tangible fixed assets	Property and equipment

88 Reuters Group PLC Annual Report 1999

Where to find us

Corporate headquarters:
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Investor Relations:
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Fax: 44 (0) 20 7353 3002
e-mail:
geoff.wicks@reuters.com

Nancy Bobrowitz
New York
Tel: 1 (212) 603 3345
Fax: 1 (212) 247 0346
e-mail:
nancy.bobrowitz@reuters.com

Media queries:
Peter V. Thomas
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Tel: 44 (0) 20 7542 4890
Fax: 44 (0) 20 7542 5458
e-mail:
peter.v.thomas@reuters.com

Nancy Bobrowitz
New York
Tel: 1 (212) 603 3345
Fax: 1 (212) 247 0346
e-mail:
nancy.bobrowitz@reuters.com

Liam Hwee Tay
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Tel: 65 870 3028
Fax: 65 870 3456
e-mail:
liam.tay@reuters.com

Registrar/Depositary: for dividend
queries, duplicate mailings
and address changes

Ordinary shares:
Lloyds TSB Registrars Scotland
117 Dundas Street
Edinburgh EH3 5ED
Tel: 0870 601 5366
Fax: 0870 900 0020

American Depositary Shares:
Morgan Guaranty Trust
Company of New York
PO Box 8205
Boston MA 02266-8205
Tel: 1 (781) 575 4328
Fax: 1 (781) 575 4088

Listings:

London Stock Exchange and NASDAQ Washington D.C. (American Depositary Share Symbol RTRSY)

Options on ordinary shares are traded on the London Traded Options Market. The American Stock Exchange in New York and the Chicago Board Options Exchange list options on American Depositary Shares of Reuters.

Share price information:

Share price information about Reuters Group PLC is available on Reuters 3000Xtra, Reuters Securities 3000, Reuters Securities 2000 and Equity Focus products. The Reuters Instrument Codes (RICs) and Reuters Plus/Quotron codes are as follows (additional Equity Focus codes in brackets):

	Equity Focus Reuters 3000Xtra Securities 2000 Securities 3000	Reuters Plus Quotron
Ordinary shares	RTRS.L(RTR.L)	RTRU.EU
ADSs traded on NASDAQ	RTRSY.O	RTRSY
ADSs traded on the London Stock Exchange	RTRSy.L(RTRy.L)	RTRAU.EU

This annual report is available on the Internet at http://www.reuters.com/ar1999/

Form 20-F:

This document is filed with the US Securities and Exchange Commission (SEC) and corresponds to the Form 10-K filed by US-based companies. Hard copies are available from the Investor Relations departments in London and New York. Electronic copies can be accessed through the Internet on Reuters Internet page (http://www.reuters.com/) or from the SEC’s EDGAR Database via the SEC’s Home page (http://www.sec.gov).

Reuters Group PLC Annual Report 1999      89

[GRAPHIC]

Ric Gemmell took the photographs on pages 4, 8, 16 and 17. ©Reuters Group PLC 2000. Design by CGI. Typesetting by Real Time Studio. Printing by Litho-Tech. The paper used in this annual report is from fully sustainable forests. It was produced without the use of any chlorine compounds. Instinet is a registered trade mark of Instinet Corporation. Quotron is a registered trade mark of Quotron Systems, Inc. Reuters is a registered trade mark in more than 25 countries.

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www.reuters.com/	REUTERS GROUP PLC ANNUAL REPORT AND ACCOUNTS 1999